Form 20-F
period 2021-12-31
Versus Systems Inc.
filed 2022-04-01
CIK 1701963

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report 1

Commission file number: 001-39885

VERSUS SYSTEMS INC.

(Exact name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

British Columbia

(Jurisdiction of Incorporation or Organization)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of Principal Executive Offices)

Matthew Pierce

6701 Center Drive West, Suite 480

Los Angeles, CA 90045

pierce@versussystems.com

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At December 31, 2021, 15,554,255 common shares and were issued and outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Versus Systems Inc.

i

INTRODUCTION

Unless otherwise indicated, all references in this Annual Report on Form 20-F (this “Annual Report”) to “we,” “our,” “us,” “the company” “our company” or similar terms refer to Versus Systems Inc. and its consolidated subsidiaries. We publish our consolidated financial statements in United States dollars. In this annual report, unless otherwise specified, all references to “C$” mean Canadian dollars and all references to “$,” “USD” and “dollars” mean United States dollars.

This Annual Report includes our audited annual consolidated financial statements, or the “Financial Statements.” Our audited consolidated financial statements for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, the independent, private-sector body that develops and approves IFRS, and Interpretations issued by the International Financial Reporting Interpretations Committee, or IFRIC. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

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

ii

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

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that may cause actual results, our performance or achievements, or industry results to differ materially from those contemplated by such forward-looking statements include, without limitation, those discussed under the caption “Risk Factors” beginning on page 1 of this Annual Report.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our remaining liquidity and capital resources may not be sufficient to allow us to fund our ongoing operations, effectively pursue our strategy or sustain our growth initiatives. The report of our independent registered public accountants on our financial statements for the years ended December 31, 2021, 2020 and 2019 stated that our negative cash flows from operations, inability to finance our day-to-day operations through operations and expectation of further losses indicates that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern. If we require additional capital resources, we may seek such funds directly from third party sources; however, we may not be able to obtain sufficient equity capital and/or debt financing from third parties to allow us to fund our expected ongoing operations or we may not be able to obtain such equity capital or debt financing on acceptable terms or conditions. Factors affecting the availability of equity capital or debt financing to us on acceptable terms and conditions include:

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

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain Securities and Exchange Commission (“SEC”) and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

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

While we believe we have not been significantly adversely impacted by COVID-19 to date, we believe COVID-19 and its variants continue to present the potential for adverse risks to our company.

The potential impacts of COVID-19 and its variants on our business, financial condition, and results of operations include, but are not limited to, the following:

●	There may be a decrease in the willingness or ability of certain of our customers or partners to move forward with integrations of our platform into their products or media due to restructurings or cutbacks within their organizations or because their business, financial condition or operations have been adversely impacted by COVID-19.

●	Our customers could potentially be negatively impacted by the outbreak, which may reduce their budgets for online advertising and marketing in 2022 and perhaps beyond. As a result, our revenue, gross profit and net income may be negatively impacted in 2022 and perhaps beyond.

●	The situation may worsen if the COVID-19 and its variants outbreak continues. Our customers may request additional time to pay us or fail to pay us on time, or at all, which may require us to record additional allowances.

●	The global stock markets have experienced, and may continue to experience, significant volatility from the COVID-19 outbreak, which may adversely affect our ability to raise funds in the capital markets.

●	If one or more of our employees or customers becomes ill from coronavirus and attributes their infection to us, including through exposure at one of our offices or facilities, we could be subject to allegations of failure to adequately mitigate the risk of exposure. Such allegations could harm our reputation and expose us to the risks of litigation and liability.

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

In the past, our common shares were a “penny stock” under applicable SEC rules (generally defined as non-exchange traded stock with a per-share price below US$5.00). While our common shares and Unit A Warrants are not considered “penny stock” since they will be listed on The Nasdaq Capital Market, if we are unable to maintain that listing and our common shares and/or our Unit A Warrants are no longer listed on The Nasdaq Capital Market, unless we maintain a per-share price above $5.00, our common shares and/or Unit A Warrants will be considered “penny stock.” These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, brokerdealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Brokerdealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

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

From time to time, certain of our shareholders may be eligible to sell all or some of their common shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, or the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate shareholders may sell freely after six months, subject only to the current public information requirement. Affiliates may sell after six months, subject to the Rule 144 volume, manner of sale (for equity securities), current public information, and notice requirements. Of the approximately 15,554,255 common shares outstanding as of December 31, 2021, approximately 13,255,505 shares are tradable without restriction. Given the limited trading of our common shares, resale of even a small number of our common shares pursuant to Rule 144 or an effective registration statement may adversely affect the market price of our common shares.

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

Our Unit A Warrants are currently exercisable and expire on the fifth anniversary of the date of issuance. The Unit A Warrants had an initial exercise price per share equal to $7.50. In the event that the stock price of our common shares does not exceed the exercise price of the Unit A Warrants during the period when the Unit A Warrants are exercisable, the Unit A Warrants may not have any value.

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

In June 2021, we completed the acquisition of multimedia, production, and interactive gaming company Xcite Interactive, a provider of online audience engagement through its owned and operated XEO technology platform. We now provide products and services to multiple professional sports franchises across MLB, the NHL, the NBA and the NFL to drive in-stadium audience engagement as well as a software licensing business to drive audience engagement.

We operate through our majority-owned subsidiary, Versus LLC, a Nevada limited liability company that was organized on August 21, 2013, and through our wholly owned subsidiary, Xcite Interactive Inc, a Delaware company that was reorganized as such on April 1, 2019.

Our principal executive offices in Canada are located at 1558 Hastings Street, Vancouver, British Columbia V6G 3J4 Canada, and our telephone number is (604) 639-4457. Our principal executive offices in the United States are located at 6701 Center Drive West, Suite 480, Los Angeles, CA 90045, and our telephone number at that address is (424) 226-8588. Our website address is www.versussystems.com. The information on or accessed through our website is not incorporated in this prospectus. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issues that file electronically with the SEC.

Over 2019, 2020, and 2021, we principally developed and operated a business-to-business software platform that allows video game publishers and developers, as well as other interactive media content creators, to offer in-game prizing and rewards based on the completion of in-content challenges. We spent approximately $6.5 million during those years to develop the system, and $20.5 million to operate the system and for general working capital needs. We are continuing to develop and operate this system and have similar-to-previous-years expenditures in progress. We operate principally in the United States of America where we develop and operate our software platform. We operate our corporate finance and treasury functions in Canada. We maintain these operations through the issuance of securities to raise capital.

B. Business Overview

We offer a proprietary business-to-business software platform called eXtreme Engagement Online (“XEO”) that allows live event producers, professional sports franchises, video game publishers and developers, live event producers, and professional sports franchises, as well as other interactive media content creators, the ability to offer in-game prizing and rewards based on the completion of in-content challenges alongside other user engagement tools. The prizes or rewards offered are specific to each player or viewer based on a variety of user- and content-based characteristics, including age, location, game played and challenge undertaken. Our platform facilitates several types of single player prize challenges that includes a wide range of prize types, including coupons, sweepstakes-style prizes, consumer packaged goods (“CPG”) and downloadable content (“DLC”).

With the acquisition of Xcite Interactive in June of 2021, we acquired a number of key pieces of technology and relationships that we believe will benefit our engagement and rewards business. First, we gained an industry-leading live events fan engagement business that partners with over 50 professional sports franchises across the National Football League (“NFL”), the National Basketball Association (“NBA”), the National Hockey League (“NHL”) and others to drive in-stadium audience engagement using interactive gaming functions like trivia, polling, and casual games that can be played alongside the live experience. Our three largest customers in 2021 include the Dallas Stars, New Jersey Devils, and New York Jets. We also acquired a growing software licensing business that takes the in-venue fan engagement tools and methods developed by Xcite and its team over decades, productizing those tools in a scalable way that allows teams and content partners of all sizes to engage with fans in-venue and at home in measurable, effective ways at a fraction of the cost of a large professional game operations staff.

We license our XEO software platform to teams, leagues, and other content creators creating a recurring revenue stream that supplements our professional services and advertising revenues. In addition to providing improved consumer engagement with games and features like trivia and polling, the XEO platform provides improved analytics and flexibility for our content partners through the real-time action board. The action board provides content partners with actionable insights during the game, and it also gives operators tools to adjust the run of show, reacting in real time to events that are happening on the field or in-venue, giving a more urgent, contextual feel to the content and making fan’s interactivity feel more authentic and personal. This real-time engagement tech, coupled with improved analytics about player behavior allows for both improved audience experience and also improved advertising efficiency.

We are able to provide our customers improved fan engagement, not only reaching out to those fans that are in the stadium, but also to those watching at home on television or streaming the game on a computer or mobile device. With XEO, fans can follow the game, interact with other fans through a chat function, and compete for prizes and rewards offered through the team itself or through one of the team’s sponsors or branding partners. This engagement and rewards model can extend beyond professional sports to viewers of college sports, the Olympics, awards shows, reality TV, or even streaming content on platforms like YouTube, Twitter, and Twitch. By driving second screen engagement, content providers, such as sports teams, are able to maintain the consumer’s attention during lengthy commercials, timeouts, and breaks in play.

We believe out platform provides real benefits for three key target groups: content providers, brands and agencies, and fans/players. By providing interactivity and in-content rewards, content providers see more frequent sessions and longer session times from their users and viewers. Consumer brands offering sponsorships and in-content prizes or rewards within our interactive experiences see improved brand recall and brand affinity, as well as prolonged and increased interest from players and consumers who view their goods as a positive “win” within their viewing experience rather than as a distraction from the content they are watching as is typically the case with traditional in-content advertising. Players, viewers, and consumers who interact alongside their favorite content, especially players who play for real-world rewards, show an increased desire to interact with such content, which increases the value of the content as a supplier of prizing opportunities, of the brands that offer the prizes, and of the experience itself as an interactive and desirable challenge for players and viewers.

We monetize prizes and sponsorships in a number of ways including Cost Per Click (“CPC”), Cost Per Action (“CPA”), and sponsorship revenues that can be charged to the brand. In those cases, we either are paid to place images within our interactive elements, or as a function of an end user interacting with the brand (CPC), or as a function of the user accepting the reward or in some way transacting with the brand (CPA). We share a certain percentage of the gross receipts we receive from such brand customers with the content partners who are the owners of the media in which the prizes or rewards are offered. Our current agreements with the owners or marketers of consumer brands provide that we are paid a fee to place their ads in content, the amount of which is based either on the number of ads placed or upon the performance of those ads relative to the brand’s goals.

Our revenues have principally come from software licensing and professional services, provided to professional sports franchises as well as fan engagement events like rodeos, boxing matches, concerts, and other live events including the Olympics, Women’s World Cup, the X Games, and other global sporting events. Our current agreements with content or game owners, including the Peach Bowl, HP, Kast and Animoca Brands, provide that from 50% to 70% of advertising revenue will be kept by, or shared with, the publisher or developer, with the remaining 50% to 30% of gross receipts belonging to Versus. HP, our largest customer during the years ended December 31, 2019 and 2020 has pre-installed our platform in its OMEN and Pavilion brands of personal computers that are manufactured primarily for gamers and for general use as a means of increasing usage and desirability of those computers by consumers.

According to a 2018 study by us and the University of California, Los Angeles Center for Management of Enterprise in Media, Entertainment and Sports, the introduction of rewards benefits content providers, brands, and players across a variety of demographics.

Our technology facilitates advertising that is part of the entertainment itself — part of the narrative, not as a distraction. By creating an environment that makes brands part of a desired experience — winning prizes or rewards — we empower content providers and brands to engage consumers more effectively and for more extended periods of time.

Our Strengths

While we believe our overall value is generated from our ability to directly increase player and viewer engagement, we see the following as our core strengths:

●	Our Technology is Robust, Scalable and Flexible. We have architected a platform that will allow any content publisher to integrate real-world prizes into their system, and allow any brand or agency to place their products, discounts, codes and coupons into an earned-rewards framework. We have software development kits that are compatible with millions of games, and apps, as well as ways to work with iOS and Android devices, PCs, consoles, Apple TVs, and other peripherals. The back end of our platform is built in Elixir by some of the world-experts in that language. The Elixir back end allows the type of massively scalable system that will be required for AAA games and app partners with millions of users. The strengths of the code base are its ability to manage huge numbers of concurrent users with localized failure — such that if there is an issue with a single player’s match it does not affect larger portions of the system. We can add new features, new games, entire new verticals easily. We can also adapt to changing regulatory environments around prizing, sweepstakes, privacy and other issues by managing our geofencing for where any given prize is offered. Our Dynamic Regulatory Compliance system is the direct result of years of thoughtful system architecture and development — an achievement that we believe sets us apart from competitors.

●	Our IP portfolio is Strong and Growing. We have been issued three key patents from the U.S. Patent and Trademark Office (USPTO) with over 50 granted claims around how to manage large multiplayer events and how to offer players prizes in-game, at scale. We have been awarded claims covering how to maintain and promote competitive balance in multiplayer games, how to use multi-factor tests to serve up only relevant prizing on a per-player basis, how to use a player’s location, game, and age to determine eligibility for certain kinds of prizes in certain kinds of single player games, competitive games, tournaments, synchronous and asynchronous matches. We have several other patent filings in various stages at the USPTO and we are working with our technology and legal teams to develop new and defensible IP in this space. We want to be the only real solution for global in-game and in-app rewards.

●	The Support of Our Partners Helps US Grow. Our engagement platform is used by professional sports franchises across MLB, the NHL, the NBA and the NFL as well as dozens of other global sporting events worldwide. As we grow our user base, we believe we will become a more desirable destination and partner for brand and advertising partners that want to reach engaged fans. We expect to leverage that position to increase our transactional revenues exponentially while staying on a capital-efficient low-cost trajectory.

●	Choice and Earned-Rewards is a Better Model for Players. While we sell our ad units to agencies, brands and companies that seek to reach media players and viewers, our primary goal will always be to make games and media experiences more fun. Our objective is to build ad units that do not increase viewer/player churn, but in fact increase player engagement. We believe our focus on how the player views the experience — offering them choice and an opportunity to both earn the reward and achieve the gratification of a successful win — will be the key differentiator in the in-game and in-app advertising market. While other competitors in the advertising industry may have more reach at the moment, we believe the increasing numbers of players who want the superior experience of rewards rather than banner ads, commercials and un-skippable videos will ultimately win out.

●	Our Team is Diverse, Accomplished, and Effective. We have brought together experts in the game industry, software development, advertising, product design and development, and corporate finance. Our Executive Chair, Keyvan Peymani, is the Chief Brand and Commercial Officer for Cirque du Soleil, and Jennifer Prince, one of our directors, is the Chief Commercial Officer for the Los Angeles Rams. Our advisory board includes the former Vice President of Revenue for Activision Blizzard, the Chief Executive Officer of Radley Media, and a number of veterans of the global gaming industry. Our designers and engineers have built hundreds of successful products from games and apps, including the NFL.com fantasy football platform. Our production services team has supported the Super Bowl, the Stanley Cup, the Olympics, and myriad other world-class events. We are curious, creative, community-oriented problem solvers who have come together to make a world-class software solution. As a result, we have won multiple awards as one of the best places to work in Los Angeles, and one of the best places to work anywhere for millennial women. We are extremely proud of our team and our culture. We believe it allows us to hire, retain, promote and develop the very best talent.

 Our Growth Strategy

While other forms of advertising technology focus mostly upon increasing monetization solely for the advertiser, we believe we change the universe of beneficiaries significantly. Our approach creates simultaneous wins for content providers, brands, and consumers. We believe today’s audiences seek real, personal, contextual, interactive, and rewarding engagement. There is no shortage of content choice in the market. Going forward, all forms of content from apps to streaming content to video games to live events to television both linear and over the top (OTT) will be forced to find new ways to reach audiences with content that matters. At the same time, brands and agencies need new ways to reach customers as those audiences have an increasing number of non-ad-supported media choices as well as a more skeptical position on advertising than they have ever had in the past. We recognize that keeping engagement high, keeping content personal, contextual, choice-based, interactive, and rewarding, is the key to making great content — and also great ads. This type of approach has an opportunity to change what Statista estimates as a $600 billion-dollar global advertising industry — focusing on making content more fun and changing the negative associations that users have with traditional media advertising. By creating prizing opportunities, brand introductions mean a chance to win rather than switching to another tab, source, or device while waiting for selected content to return.

Our growth strategy can be summarized into three areas: grow the audience, grow the prize provider pool, and then constantly iterate and improve.

The key elements of our long-term growth strategy include:

●	Increase Applications and Verticals. To grow our user base, we will seek to increase the number of games, applications and content providers that have integrated our platform across an increasing number of industries. Part of that process will involve making our platform easier to integrate into the wide variety of media, which we are doing, but the rest is putting our value proposition in front of a larger group of app developers, content creators, and entertainment properties. Integrating into new categories and industries allows us a greater pool of potential applications with which to integrate, and therefore a greater pool of potential users. We intend to focus on gaming, streaming media (including OTT services), and live event applications, but may seek to expand to other verticals as opportunities arise. We believe this will significantly grow our user base.

●	Integrate into More Devices and Software Languages. Our platform is currently available in applications running on laptops and desktops, as well as in mobile devices powered by iOS and Android operating systems through a series of software development kits (SDKs) which we have created. We also deliver our software platform experiences via mobile web applications. We strive to make our rewards platform available to, and compatible with, all kinds of devices. The current engineering roadmap includes additional support for the hundreds of millions of users of social media platforms such as Twitch, Twitter, and YouTube.

●	Develop a Global Reach. We intend to deepen our penetration of the U.S. market. However, we believe there is significant opportunity for expansion of our offerings into the rest of the world, starting with Asia and Europe. In August 2020, our platform became available for the first time in China. Throughout 2021, we expanded our platform to be available in India, Mexico, and the UK. We plan to continue our expansion in Asia and Europe in 2022. Because our platform is built to optimize value for a player based on his or her location, we believe we are uniquely positioned to offer location-specific rewards and prizes for players all over the world. As we move into new geographies, we believe we will gain new players and new brands and prize providers that can offer real, local value.

●	Add More Prizing Partners. Increasing the number of prize provider is the largest growth area for our company and the one that we believe will be the most lucrative. We have built out a sales team and we are adding both salespeople and sales assets to pursue both agencies and individual vendors who may want to use our platform to promote their businesses. At the same time, we are also working to make our tools easier for prizing partners to use — including building functionality for businesses that use e-commerce platforms such as the Shopify platform, and for others who want to self-direct their prizing campaigns.

●	Constantly Improve Outcomes. We are dedicated to improving the quality of the outcomes for our partners. We have developed a number of tools to evaluate the efficacy of each advertising campaign, and part of our value to our brand partners is providing them with anonymized but actionable information on each of their campaigns on our platform. Our analytics are focused on response rates, transaction rates, customer acquisition cost, and many other aspects of the step-by-step funnel from activation to registration, all the way through to lifetime customer value. We continually review outcomes and if there is a way to improve the transaction rate — to get winners, players or viewers to engage with our brand partners while retaining our core goal of making the media more fun — then we will make the necessary changes to improve those outcomes. This core tenet of our approach requires dedication to research, player and user outreach, surveys, and constant design improvements. We believe this strategy will produce yields in loyalty, affinity and Return on Ad Spend (ROAS) for our partners, which will drive future growth.

●	Grow Revenues and Market Share. We are always looking for opportunities to grow through selective acquisitions and while much of our current roadmap is devoted to organic growth, we are also aware of a number of potential partnerships through which we may gain market share through inorganic growth via selective acquisition. Performance marketing is a growing field, as is interactive media advertising, and there may be opportunities to grow our sales team, our service offerings or our reach through acquisition.

Our Services

In addition to licensing our prizing and rewards platform, we provide the following services to our partners and customers:

●	Professional Services: Integration, Customization, and Production. Our patented platform can be integrated into games and interactive media through a number of Software Development Kits (SDKs), including SDKs for iOS, Android, Unity, C++ and others. We also work with partners such as HP to develop bespoke instances of our rewards platform, as we did with their OMEN Rewards system available inside OMEN Command Center in every HP OMEN and Pavilion gaming desktop and laptop. We also offer professional design, development and platform integration services to content partners who seek a more bespoke solution. A majority of our professional sports team partners use some degree of customization in the application of our engagement platform. We also offer live-event production services, helping support the implantation of our platforms, including the production of creative assets to create a more seamless fan experience for a team or venue.

●	XEO Platforms. Our engagement technology platform is used to power fan engagement at live-event and other entertainment focused properties, including partnering with multiple professional sports franchises to drive in-stadium audience engagement. In addition to providing improved consumer engagement, our XEO platform provides increased transparency and flexibility through the real time action board. The action board reduces data to information in which the content provider can act on during the live event. In addition, it allows for audience segmentation and targeted advertising technology further improving advertising efficiency.

●	White-Label Rewards Platforms. Our technology can be easily integrated into mobile apps to track any behavior that a content, publishing, or health and fitness program partner may want to incentivize. We can also white label and/or license technologies like our stand-alone mobile app to enable partners to create an entire rewards ecosystem where activities in one application earn rewards or discounts from another part of the same company. For example, we can assist a partner in creating a mobile app that would allow a consumer to earn movie tickets to a comic book movie for purchasing or reading the online comic, or a consumer to earn discounts on in-stadium concessions or on team apparel for playing a sports trivia game or for watching games live on his or her mobile device. We work with content partners to create entire in-house rewards programs for their users that promote cross-sales within a company, or new channels for the sale of licensed goods, or new opportunities for event or brand sponsors. Our systems and applications can be white labeled and sold as a rewards platform for those partners looking to increase engagement and stickiness with their customers.

●	Advertising services. In connection with the placement or licensing of our engagement and rewards platforms, we market our services to brand partners to place their products, discounts or coupons into Versus-enabled content so that users, viewers and players can earn those rewards for their in-game or in-app behavior. When providing those services, we typically charge the brand only when a player attempts to win one of the brand’s proffered prizes. However, in certain cases may also charge on a CPC, CPE or a CPA model.

Recent Business Developments and Milestones

Within the past two years, we have had the following milestones occur in support of our Company’s growth strategy:

Master Services Agreements with Prizing

On January 20, 2022 and January 25, 2022, we entered into Master Services Agreements with San Antonio Rodeo and NASCAR, respectively. Pursuant to these agreements, we will be paid based upon usage, rather than based upon a percentage of advertising revenue, related to the use of our platform.

Audience Reach of 10 Million Fans Since July 1, 2021, Approaching 1 Million a Week in October 2021

On October 18, 2021, we announced that we had reached a significant milestone in fan engagement since the acquisition of Xcite Interactive in June. Versus surpassed 10 million viewers across all platforms since July 1, 2021 and approached 1 million viewers per week since the beginning of October. In the last 100 days, Versus-enabled content had been viewed at over 500 events around the world, including in-venue at multiple stadiums, arenas, and live events. Dozens of NFL, NCAA, NHL, MLB, and MLS games have been powered by Versus fan engagement tools. Versus has also powered fan engagement for events such as live cricket matches in the UK, rodeos in the US, and baseball games in Japan. Moreover, Versus-enabled video game experiences can also be played on HP Omen and Pavilion desktop and laptop computers in the US, China, India, the UK, and Mexico.

Partnership with Military Bowl Foundation, Inc.

On July 22, 2021, we announced a strategic partnership with the Military Bowl Foundation, Inc. to power technology behind interactive experiences for live events and digital activations. The Military Bowl presented by Peraton, benefiting the USO, is the National Capital Region’s college football postseason bowl game featuring a matchup between teams from the Atlantic Coast Conference and the American Athletic Conference.

Partnership with Peach Bowl, Inc.

On July 15, 2021, we entered into a definitive agreement with Peach Bowl, Inc. to power technology behind interactive experiences for live events and digital activations. Peach Bowl, Inc. operates the Chick-fil-A Peach Bowl, one of New Year’s Six Bowls selected to host the College Football Playoff. Peach Bowl, Inc. recently signed an extension with the CFP ensuring its inclusion in the New Year’s Six until 2025, with future Semifinals in 2022 and 2025. Peach Bowl, Inc. additionally owns and manages the Chick-fil-A Kickoff Game, the Peach Bowl Challenge charity golf tournament and is the presenting sponsor and manager of The Dodd Trophy national coach of the year award.

Xcite Interactive Acquisition

On May 12, 2021, we entered into a definitive agreement with Xcite Interactive to acquire 100% of Xcite’s capital stock. The definitive agreement calls for the Company to purchase 100% of Xcite for $19 million in Versus stock less a net working capital adjustment and a $2.25M retention pool for Xcite employees. On June 3, 2021, we closed the transaction according to its principal terms.

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

C. Organizational Structure

The following chart reflects our organizational structure (including the jurisdiction of formation or incorporation of the various entities):

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest
Versus Systems (Holdco), Inc.	United States	66.8%
Versus Systems UK, Ltd	United Kingdom	66.8%
Versus, LLC	United States	66.8%
Xcite Interactive, Inc.	United States	100%

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

Office	Address	Rental Term	Space
U.S. Corporate Office	6701 Center Drive West, Suite 480, Los Angeles, CA 90045	5 year lease, ending in 2023	5,029 sq. ft.

Canadian Corporate Office	1558 West Hastings Street, Vancouver, BC V6G 3J4	Month-to-month beginning July 2021	300 sq. ft.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2021, 2020 and 2019 in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

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

A. Operating Results

Comparison of Results of Operations for the Year Ended December 31, 2021 and 2020

The following table summarizes our results of operations for the year ended December 31, 2021 and 2020:

	For the Year Ended December 31,
	2021	2020

Statement of Operations and Comprehensive Income (Loss) Data:
Revenue	$768,650	$1,390,018
Amortization	304,904	240,820
Amortization of intangible assets	2,009,714	1,272,435
Consulting fees	582,998	465,252
Foreign exchange (gain) loss	1,087,110	24,719
Office and miscellaneous expenses	557,606	255,863
Interest expense	153,425	234,087
Professional fees	2,711,916	780,534
Salaries and wages	5,202,213	2,564,830
Sales and marketing	879,683	486,249
Software and delivery costs	615,117	257,924
Share-based compensation	2,145,928	1,049,135
Operating loss	(15,481,964)	(6,241,830)
Finance expense	(225,196)	(276,602)
Change in fair value of warrant liability	(2,024,580)	-
Loss on disposal of shares	(116,152)	(378,718)
Other expense	-	(13,890)
Net loss	$(17,847,892)	$(6,911,040)

Other comprehensive loss:
Foreign currency transaction loss	-	(447,302)
Loss and comprehensive loss	$(17,847,892)	$(7,358,342)

Net loss per share (basic and diluted) attributed to Versus Systems Inc.	$(1.01)	$(0.59)

Revenue

Our revenues are derived from three primary sources: professional services, software licensing, and advertising. Revenue was $768,650 for the year ended December 31, 2021, representing a decrease of $621,368, or 45%, from $1,390,018 for the year ended December 31, 2020. The decrease was primarily due to a lack of one time HP integration fees in 2021, offset by an increase in software licensing related to the Xcite acquisition.

Amortization of intangible assets

Our intangible assets are comprised of a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players. Amortization expense was $2,009,714 for the year ended December 31, 2021, representing an increase of $737,279, or 58%, from $1,272,435 for the year ended December 31, 2020. The increase was primarily due to the addition of Xcite’s intangible assets.

 Consulting Fees

Consulting fees were $582,998 for the year ended December 31, 2021, representing an increase of $117,746 or 25%, from $465,252 for the year ended December 31, 2020. The increase was primarily due to the addition of Xcite’s contractors.

Foreign exchange

We have operated to date primarily in the United States and Canada. Foreign exchange loss was $1,087,110 for the year ended December 31, 2021, representing an increase of $1,062,391, or 4,298%, from a loss of $24,719 for the year ended December 31, 2020. The increase in the loss was due to changes in the foreign exchange translation between the U.S. and Canadian dollar.

Office and miscellaneous expenses

Office and miscellaneous expenses were $557,606 for the year ended December 31, 2021, representing an increase of $301,743, or 118%, from $255,863 for the year ended December 31, 2020. The increase was primarily due to the addition of Xcite.

Professional Fees

Professional fee expense was $2,711,916 for the year ended December 31, 2021, representing an increase of $1,931,382, or 247%, from $780,534 for the year ended December 30, 2020. The increase was primarily due to legal expenses related to the Xcite acquisition and expenses related to the initial public offering.

Salaries and wages

Salaries and wages was $5,202,213 for the year ended December 31, 2021, representing an increase of $2,637,383, or 103%, from $2,564,830 for the year ended December 31, 2020. The increase was primarily due to hiring additional employees and the employees obtained through the Xcite acquisition.

Sales and marketing

Sales and marketing expense was $879,683 for the year ended December 31, 2021, representing an increase of $393,434, or 81%, from $486,249 for the year ended December 31, 2020. The increase was primarily due to increased spending on market awareness advertising campaigns.

Software and delivery costs

Software and delivery costs expense was $615,117 for the year ended December 31, 2021, representing an increase of $357,193, or 138%, from $257,924 for the year ended December 31, 2020. The increase was primarily due to the addition of Xcite’s software costs.

Share-based compensation

Share-based compensation expense was $2,145,928 for the year ended December 31, 2021, representing an increase of $1,096,793, or 105%, from $1,049,135 for the year ended December 31, 2020. The increase was primarily was due to the timing of options vesting and the increase in the fair value of options issued.

Loss from Operations

Loss from operations was $15,481,964 for the year ended December 31, 2021, representing an increase of $9,240,134, or 148%, from $6,241,830 for the year ended December 31, 2020. The increase was primarily due to the change in fair value of the warrant liability, an increase in the foreign exchange loss, an increase in salaries and wages as well as one-time costs associated with the public offering and the Xcite acquisition.

Change in fair value of warrant liability

Change in fair value of the warrant liability was $2,024,580 for the year ended December 31, 2021, representing an increase of $2,024,580, from $0 for the year ended December 31, 2020. The warrant liability is a result of having warrants in Canadian dollars and the change in functional currency to the United States dollar on February 1, 2021.

Loss on Disposal of Marketable Securities

Loss on disposal of marketable securities was $0 for the year ended December 31, 2021, representing a decrease of $378,718, or 100%, from $378,718 for the year ended December 31, 2020. The decrease was due to our purchase and sale of shares of capital stock of Animoca Brands Corporation Ltd. (“Animoca Brands”) during the year ended December 31, 2020.

Comparison of Results of Operations for the Years Ended December 31, 2020 and 2019

The following table summarizes our results of operations for the year ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019

Statement of Operations and Comprehensive Income (Loss) Data:
Revenue	$1,390,018	$501,152
Cost of Sales	-	-
Amortization (Note 6)	240,820	246,626
Amortization of intangible assets (Note 8)	1,272,435	1,907,306
Consulting fees (Note 12)	465,252	613,608
Foreign exchange (loss)	24,719	29,241
Office and miscellaneous expenses	255,863	320,318
Interest expense	173,975	169,834
Interest expense on lease obligations (Note 17)	60,112	78,674
Professional fees	780,534	335,851
Salaries and wages (Note 10 and 12)	2,564,830	2,451,627
Sales and marketing	486,249	593,462
Software and delivery costs	257,924	184,350
Share-based compensation (Note 11)	1,049,135	632,542
	(6,241,830)	(7,062,287)
Finance expense (Note 10)	(276,602)	(194,039)
Loss on disposal of marketable securities (Note 11)	(378,718)	-
Other income (expense)	(13,890)	-
Net Loss	(6,911,040)	(7,256,326)

Foreign currency transaction loss	(447,302)	(266,408)
Comprehensive loss	(7,358,342)	(7,522,734)
Net loss per share (basic and diluted) attributed to Versus Systems Inc.	$(0.59)	$(0.74)

Revenue

Revenue was $1,390,018 for the year ended December 31, 2020, representing an increase of $888,866, or 177%, from $501,152 for the year ended December 31, 2019. The increase was primarily due to an increase in one time services provided to HP during 2020 as compared to services provided to HP during 2019.

Amortization of intangible assets

Amortization expense was $1,272,435 for the year ended December 31, 2020, representing a decrease of $634,871, or 33%, from $1,907,306 for the year ended December 31, 2019. The decrease was primarily due to prior-year projects becoming fully amortized in 2020.

Consulting fees

Consulting fees expense was $465,252 for the year ended December 31, 2020, representing a decrease of $148,356, or 24%, from $613,608 for the year ended December 31, 2019. The decrease was primarily due to a reduction in the amount of consulting services related to media and advertising.

Office and miscellaneous expenses

Office and miscellaneous expenses were $255,863 for the year ended December 31, 2020, representing a decrease of $64,455 or 20%, from $320,318 for the year ended December 31, 2019. The decrease was primarily due to a decrease in non-labor expenses related to COVID-19 as all of our employees worked remotely for the majority of the year ended December 31, 2020.

Professional fees

Professional fee expense was $780,534 for the year ended December 31, 2020, representing an increase of $444,683, or 132%, from $335,851 for the year ended December 31, 2019. The increase was primarily due to additional expenses incurred to support expansion of the business and the costs and expenses related to offering of common shares.

Salaries and wages

Salaries and wages were $2,564,830 for the year ended December 31, 2020, representing an increase of $113,203, or 5%, from $2,451,627 for the year ended December 31, 2019. The increase was primarily due to additional employees being hired in order to support our operations along with higher wages being earned.

Sales and marketing

Sales and marketing expense was $486,249 for the year ended December 31, 2020, representing a decrease of $107,213, or 18%, from $593,462 for the year ended December 31, 2019. The decrease was primarily due to reduced spending on market awareness advertising campaigns.

Software and delivery costs

Software and delivery costs expense was $257,924 for the year ended December 31, 2020, representing an increase of $73,574, or 40%, from $184,350 for the year ended December 31, 2019. The increase was primarily due to an increased number of players and rewards provided on our software as well as an increase in the number of software tools and licenses used.

Share-based compensation

Share-based compensation expense was $1,049,135 for the year ended December 31, 2020, representing an increase of $416,593, or 66%, from $632,542 for the year ended December 31, 2019. The increase is primarily due to the timing of options vesting and the increase in the fair value of options issued.

Loss from Operations

Loss from operations was $6,241,830 for the year ended December 31, 2020, representing a decrease of $820,457, or 12%, from $7,062,287 for the year ended December 31, 2019. The decrease was primarily due to an increase in one-time HP revenue.

 Loss on Disposal of Marketable Securities

Loss on disposal of marketable securities was $378,718 for the year ended December 31, 2020, representing an increase of $378,818, or 100%, from none for the year ended December 31, 2019. The increase was due to our purchase and sale of shares of capital stock of Animoca Brands Corporation Ltd. (“Animoca Brands”) during the year ended December 31, 2020.

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

The terms of the mutual investment agreement provided for a stock swap between Animoca Brands and our company in the amount of $500,000 based upon, in the case of our common shares, the higher of (i) C$0.23 per share, or (ii) the 21-day volume weighted average price per share of our common shares on the date the agreement was approved by our Board of Directors, and, in the case of the Animoca Brands shares, the higher of (i) AU$0.18 per share, or (ii) the 21-day volume weighted average price per share of the Animoca Brands shares as of the date the agreement was approved by the Animoca Brands shareholders. The transaction was consummated on April 6, 2020.

On April 28, 2020, we sold our acquired block of Animoca Brands stock to a buyer for the price of $0.05AU per share in order to provide immediate liquidity during the COVID-19 pandemic in advance of being approved for, or receiving, any funds from the Paycheck Protection Program for which we had applied. For financial accounting purposes, we had recorded the value of our Animoca Brands shares at $0.1614 per share, based on the closing price of our common shares on the Canadian Securities Exchange on the April 6, 2020 closing date. As a result, we recorded a loss in connection with that transaction.

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

Overview

Since inception, we have incurred significant operating losses. For the years ended December 31, 2021 and 2020, we incurred net losses of $17.8 million and $6.9 million, respectively. During such periods, we have financed our operations primarily through private placements of equity securities, the issuance of debt securities, and an initial public offering of our commons shares in January 2021. We received gross proceeds of approximately $11 million and net proceeds of approximately $9.6 million (the “Public Offering”). Our cash and cash equivalents as of December 31, 2021 was $1.7 million. In February 2022, we completed a public offering of our common shares in which we received gross proceeds of approximately $7 million and net proceeds of approximately $6.1 million. Our primary cash needs are for working capital requirements, capital expenditures and to fund our operations.

We are subject to the risks and uncertainties associated with a new business. We believe that our current resources, including the approximately $6.1 million of net proceeds from the Public Offering in February 2022, and the expected proceeds from forecasted billings will be sufficient to fund our planned operations for the next 6 months. However, the report of our independent registered public accountants on our financial statements for the year ended December 31, 2021 states that the material uncertainties resulting from our failure to achieve positive cash flows from operations, our inability to finance our day-to-day activities from operations and our expectation that we will incur further losses in the development of our business raise substantial doubt about our ability to continue as a going concern.

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

Cash Flows

The following summarizes the key components of our cash flows for the year ended December 31, 2021, 2020 and 2019:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Net cash used in operating activities	$(12,893,217)	$(4,236,768)	$(4,131,671)
Net cash used in investing activities	(2,511,827)	(944,906)	(1,462,071)
Net cash provided by financing activities	14,799,938	7,388,562	5,645,194
Net increase (decrease) in cash	$(605,106)	$2,206,888	$51,542

Operating Activities

Net cash used in operating activities for the year ended December 31, 2021 was $12,893,217 as compared to $4,236,768 for the year ended December 31, 2020. The increase in cash used in operating activities was primarily attributable to an increase in the loss of $10,936,850.

Net cash used in operating activities for the year ended December 31, 2020 was $4,236,768 as compared to $4,131,671 for the year ended December 31, 2019. The increase in net cash used in operating activities was primarily attributable to timing of non-cash working capital and the increase of the loss.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was $2,511,827 as compared to $944,906 for the year ended December 31, 2020. The change in cash flow used in investing activities was primarily attributable to the timing of payments related to payroll capitalized for the development of intangible assets, which was partially offset by proceeds from the sale of investments.

Net cash used in investing activities for the year ended December 31, 2020 was $944,906 as compared to $1,462,071 for the year ended December 31, 2019. The change in cash flow used in investing activities was primarily attributable to the timing of payments related to payroll capitalized for the development of intangible assets.

Financing Activities

Net cash provided by financing activities was $14,799,938 for the year ended December 31, 2021 as compared to $7,388,562 for the year ended December 31, 2020. The change in cash flow provided by financing activities was mainly attributable to the proceeds we received from the issuance of shares of capital stock, exercise of warrants and the proceeds from notes payable which was offset in part by payments on notes payable.

Net cash provided by financing activities was $7,388,562 for the year ended December 31, 2020 as compared to $5,645,194 for the year ended December 31, 2019. The change in cash flow provided by financing activities was mainly attributable to proceeds from the issuance of share capital, exercise of warrants and proceeds from notes payable, which was offset by payments on notes payable.

Indebtedness

Government Note

In May 2020, we received loan proceeds in the aggregate amount of $610,247 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the CARES Act within the United States in response to the COVID-19 pandemic, provides for loans to qualifying businesses. A portion of the loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries. No collateral or guarantees were provided in connection with the PPP loans.

The PPP loan was forgiven in July 2021. The Company used the proceeds for purposes consistent with the PPP. For the year ended December 31, 2020 the Company had incurred eligible payroll cost of $610,247 which were fully offset against the loan balance. Of the total loan balance, $170,160 was applied towards payroll cost capitalized as intangible assets during the year ended December 31, 2020.

Notes Payable

From 2017 to December 31, 2021, we issued $4,750,818 aggregate principal amount of promissory notes primarily to Brian Tingle, one of our directors. The notes bear interest at the prime rate of the Bank of Canada, which has ranged from 2.45% to 3.95% per annum, compounded annually, that is payable quarterly, and had a maturity date of three years from the date of issuance. The interest rates of the notes were considered below our estimated market borrowing rate of 10% and as such, a contribution benefit was recorded in reserves at the time of issuance for each note. As of December 31, 2021, we had recorded $38,301 in accrued interest that was included in accounts payable and accrued liabilities.

At the closing of the Initial Public Offering, outstanding notes in the principal amount of $1,483,738, plus $131,320 of accrued interest thereon, was exchanged for units that are comprised of the same securities as the initial public offering, namely a share of common stock, a unit “A” warrant and a unit “B” warrant, and are valued at an amount equal to the purchase price of, the units offered by us in the Public Offering, which was $7.50 per unit.

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

As of December 31, 2021, we had over 50 granted patent claims with the U.S. Patent and Trademark Office to expand upon our existing portfolio of prizing, promotion and financial technologies that enable brands to reach the rapidly growing competitive gaming audience of players, spectators and broadcasters. As of December 31, 2021, we had been granted three patents.

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

E. Critical Accounting Estimates

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Estimate for excess credit losses

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which requires the use of the lifetime expected credit loss provision for all amounts receivable. Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due under the contract and the cash flows that the Company expects to receive. The expected cash flows reflect all available information, including the Company’s historical experience, the past due status, the existence of third-party insurance and forward-looking macroeconomic factors.

Deferred financing costs

Deferred financing costs consist primarily of direct incremental costs related to the Company’s public offering of its common stock completed in January 2021 and a subsequent public offering completed in February 2022. Upon completion of the Company’s public offering and financing any deferred costs were offset against the proceeds.

Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the property and equipment. All other repair and maintenance costs are recognized in the consolidated statements of operations and comprehensive loss. The initial cost of property and equipment comprises its purchase price or construction cost and any costs directly attributable to bringing it to a working condition for its intended use. The purchase price or construction cost is the aggregate amount of cash consideration paid and the fair value of any other consideration given to acquire the asset. Where an item of property and equipment is comprised of significant components with different useful lives, the components are accounted for as separate items of property and equipment. For all property and equipment, depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value. Depreciation is calculated starting on the date that property and equipment is available for its intended use.

Intangible assets

Intangible assets acquired separately are measured upon initial recognition at cost, which comprises the purchase price plus any costs directly attributable to the preparation of the asset for its intended use. Intangible assets acquired through business combinations (Xcite Interactive) or asset acquisitions are initially recognized at fair value as at the date of acquisition. After initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment charges.

Warrant liability

These equity financing transactions may involve issuance of common shares or units. Each unit comprises a certain number of shares and a certain number of warrants. Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the transaction. Warrants that are part of units are assigned a value based on the residual value, if any, and included in reserves.

As of February 1, 2021, the warrants were considered a derivative liability since the obligation to issue shares was not fixed in the Company’s functional currency. The derivative warrant liability was measured as fair value at issue with subsequent changes recognized in the statement of loss and comprehensive loss. A $9,743,659 warrant derivative loss was recorded in the statement of loss and comprehensive loss beginning February 1, 2021 when the Company changed its functional currency. The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments and derivative financial assets (e.g. investments in warrants). Option pricing models require the input of subjective assumptions including expected price volatility, interest rates, and forfeiture rates. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income tax provision

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. Judgment is required in determining whether deferred income tax assets and liabilities are recognized on the consolidated statement of financial position. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate future taxable income in order to utilize the deferred income tax assets. Estimates of future taxable income are based on forecasted cash flows from operations or other activities. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded on the reporting date could be impacted. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Determination of share-based payments

The estimation of share-based payments (including warrants and stock options) requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The model used by the Company is the Black-Scholes valuation model at the date of the grant. The Company makes estimates as to the volatility, the expected life, dividend yield and the time of exercise, as applicable. The expected volatility is based on the average volatility of share prices of similar companies over the period of the expected life of the applicable warrants and stock options. The expected life is based on historical data. These estimates may not necessarily be indicative of future actual patterns.

Deferred revenues and revenue recognition

Revenue recognition of sales is recorded on a monthly basis upon delivery or as the services are provided. Cash received in advance for services are recorded as deferred revenue based on the proportion of time remaining under the service arrangement as of the reporting date.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

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

Name	Age	Positions and Offices
Matthew Pierce	44	Director and Chief Executive Officer
Craig Finster	45	President and Chief Financial Officer
Alex Peachey	47	Chief Technology Officer
Amanda Armour	41	Chief People Officer
Sean Hopkins	46	Chief Innovation Officer
Keyvan Peymani	45	Chairman of the Board of Directors
Brian Tingle	49	Independent Director
Michelle Gahagan	63	Independent Director
Paul Vlasic	51	Independent Director
Jennifer Prince	49	Independent Director

The following is information about the experience and attributes of the members of our board of directors and senior executive officers as of the date of this Annual Report. The experience and attributes of our directors discussed below provide the reasons that these individuals were selected for board membership, as well as why they continue to serve in such positions.

Matthew Pierce, 44, was the Founder of Versus LLC and joined our company as Chief Executive Officer and a director in 2016. Mr. Pierce has over 20 years of experience working in entertainment and technology. Prior to founding Versus Systems, Mr. Pierce founded in June 2014 and was until June 2016 the chief executive officer of OLabs, LLC, a technology incubator that founded Versus. From April 2011 to June 2014, Mr. Pierce was Vice President of Strategy at Originate Inc., a business incubator where he worked with early-stage technology companies. Since 2014, Mr. Pierce has been a Lecturer at the University of California, Los Angeles, or UCLA, Anderson School of Management and in the Economics department at UCLA, where he teaches entrepreneurship. Mr. Pierce is a graduate of Stanford University and earned his MBA from the UCLA Anderson School of Management.

Craig Finster, 45, joined our company as Chief Financial Officer in 2016 and additionally as President in 2019. Mr. Finster has over 20 years of experience in finance, accounting, and corporate development for technology companies. Between April 2010 and March 2019, Mr. Finster worked at Originate, Inc. in a variety of roles, including Sr. Vice President of Corporate Partnerships and Managing Director of Originate’s Strategic Advisory Group, which focused on capital advisory for early and growth stage companies. He received his bachelor’s degrees in economics and finance from the University of Arizona and his MBA from the UCLA Anderson School of Management.

Alex Peachey, 47, joined our company as Chief Technology Officer in May 2016. Mr. Peachey leads the architecture efforts for our Elixir-based Winfinite challenge platform. Prior to joining us, Mr. Peachey founded Threadbias LLC in January 2011, an online community for people who love to sew and wish to exchange ideas, share projects and join or create groups. He continues to serve as their CEO. From February 2012 to May 2016, Mr. Peachey served the Director of Engineering at Originate, Inc., where he managed a team of software engineers. He holds a BS in Computer Science from Western Washington University and an MBA from the University of Washington.

Amanda Armour, 41, joined our company in November 2016 and as Chief People Officer in 2021. Her work includes creating and implementing operations, hiring, and organization efforts for the inaugural 2016 Cedar Sinai-Techstars partnership and resulting technology companies, joining the Board of the Digital Diversity Network in 2019, and sitting on the Advisory Board of Aeras Fog, a drone technology company that began operations in 2020. From 2012 through 2016, Ms. Armour led several NIH and Robert Wood Johnson-sponsored national research teams focused on initiatives concerning organizational behavior, ingroup establishment, and motivation of group buy-in as they relate to public health measures and medical access equity. Ms. Armour has a BS in Psychology and a BS in Biology with concentrations in Neuroscience from Northwestern University, which includes a Fellowship in Public Health at the Pontificia Universidad Católica de Chile in Santiago, Chile. She holds an MS in Social Psychology from Yale University and served as a Distinguished Fellow in Political Psychology at Stanford University.

Sean Hopkins, 46, joined our company as the Chief Innovations Officer in 2021. Mr. Hopkins has over 25 years of experience in innovating, building, and leading product focused technology companies. Between November 2014 and June 2021, Mr. Hopkins founded and built a company called Xcite Interactive. Under his guidance Xcite quickly became one of the industry leaders in the fan engagement space working with more than 150 professional sports teams from all over the world. Through the use of products that he designed like XEO, an online engagement platform, Xcite was able to change the way fan engagement was done in large scale events. He studied at film design and production at the University of Central Florida and University of Tampa. He has won 4 Emmy’s and 12 addy’s for his work in the entertainment and engagement industry.

Keyvan Peymani, 45, joined our company as a director in 2016. Mr. Peymani is a veteran senior executive and leader working at the intersection of technology, media, and venture capital. Since April 2021 Mr. Peymani has been the Chief Marketing Officer of Cirque du Soleil. From March 2017 to January 2019, Mr. Peymani served as the Head of Startup Marketing for Amazon Web Services where he was responsible for the global marketing strategy. Since January 2016, he has been serving as a Venture Partner and Senior Advisor to Touchdown Ventures, a venture capital firm pairing with several leading corporations to establish and manage their platforms. From June 2012 to February 2016, Mr. Peymani served as the Managing Director, Digital Strategy Division at ICM Partners, one of the world’s largest talent and literary agencies, and was the firm’s chief digital executive, reporting to the Executive Board. Mr. Peymani has a BA in Religious Studies and a BA in Neurobiology with concentrations in Neuroscience from Northwestern University. He holds an MBA from the UCLA Anderson School of Management.

Brian Tingle, 49, joined our company as a director in 2016. Mr. Tingle began his career in the Canadian banking sector, and has been involved in the capital markets for the past 20 years as an advisor. In April 1996, Mr. Tingle founded and has since been serving as the President of Tingle Resource Management, a consulting firm which specializes in advising board members in capital markets and finance. Since January 2017, Mr. Tingle has been serving as a director at Cellstop Systems, a Canadian cell company involved in mining. From 2011 to December 2018, he also served as a director at Torch River Farms, a private company that owned and operated farmland in Canada. Mr. Tingle graduated from University of British Columbia with a Bachelor of Commerce with a major in Finance and a minor in Accounting.

Michelle Gahagan, 63, joined our company as a director in 2016. Since May 2006, Ms. Gahagan has been serving as the Managing Director of Intrepid Financial, a privately-held merchant bank based in Vancouver, British Columbia and London, England. In August 2014, Ms. Gahagan founded and has since been serving as a director of France Bike Rentals, a large bike rental business with over 500 rental bikes and over 2,500 annual reservations. Since January 2018, Ms. Gahagan has been serving as the Board Chair of Canadian Palladium Resources, an exploration company specializing in palladium and cobalt projects. From February 2016 to June 2018, she also served as a director at US Cobalt Inc., a Canadian-based company focused on the exploration of cobalt assets in the Idaho cobalt belt. Ms. Gahagan graduated from Queens University Law School and practiced corporate law for 20 years. Ms. Gahagan has extensive experience advising companies with respect to international tax-driven structures, mergers and acquisitions.

Paul Vlasic, 51, joined our company as a director in 2016. Mr. Vlasic currently serves as Chairman at the Vlasic Group, a family office with diversified holdings. He has been involved there since August 1986 and participates in all asset allocation, investment decisions and long-term strategic planning. He is a Founding Partner at RSVP Ventures and has been working there since March 2008. RSVP Ventures specializes in investing in early stage businesses supporting entrepreneurs and their ideas, turning them into market-leading companies. He also founded Amplifinity, LLC in February 2009 and served as the CEO and Chairman of the board of directors until its sale in August 2019. Amplifinity provided its clients a software-as-a-service solution that permitted them to efficiently launch and manage marketing campaigns to generate referrals, reviews, and testimonials at scale, capturing leads and tracking the performance of those leads within CRM platforms. Mr. Vlasic serves as Chairman of four craft spirit brands, Papa’s Pilar Rum, Suerte Tequila, Treaty Oak Whiskey, and Waterloo Gin. Mr. Vlasic also serves on multiple boards within the Henry Ford Health System and is the past Chairman of the University of Michigan College of Engineering’s Center for Entrepreneurship. He is a graduate of Rollins College and earned his MBA with Distinction from the University of Michigan Ross School of Business.

Jennifer Prince, 49, joined our company as a director in May 2021. Ms. Prince has served as Chief Commercial Officer for the Los Angeles Rams since December 2021, where she is responsible for overseeing all partnerships, including sales, activation and strategy, as well as the commercialization of their media business, including owned-and-operated channels, social media accounts and media partnerships. She previously worked at Twitter from 2013 to December 2021 as the Global VP and Head of Content Partnerships and Managing Director of Global Media & Entertainment Partnerships, in which capacity she led the social network’s worldwide efforts engaging with media entities and individual creators across TV, film, music, sports, news, lifestyle and gaming. From 2011 to 2013, Ms. Prince was Head of Industry for film and television at Google and YouTube. From 2007 to 2011, she was SVP of advertising

B. Compensation

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain summary information concerning compensation awarded to, earned by or paid to the individuals who served as our principal executive officer at any time during fiscal 2021 and 2020, and our four other most highly compensated officers in fiscal 2021 and 2020. These individuals are referred to in this Annual Report as the “named executive officers.”

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Matthew Pierce	2021	$211,458	$56,250	—	$151,200	—	$418,908
Chief Executive Officer	2020	$160,000	$40,000	—	$66,585	—	$266,585
Craig Finster	2021	$211,458	$56,250	—	$151,200	—	$418,908
President and Chief Financial Officer	2020	$160,000	$40,000	—	$120,133	—	$320,133
Alex Peachey	2021	$200,000	$30,000	—	$151,200	—	$381,200
Chief Technology Officer	2020	$200,000	$30,000	—	$104,300	—	$334,300
Amanda Armour	2021	$166,354	$—	—	$151,200	—	$317,554
Chief People Officer(1)	2020	$—	$—	—	$—	—	$—
Sean Hopkins	2021	$102,083	$—	—	$—	—	$102,083
Chief Innovation Officer(2)	2020	$—	$—	—	$—	—	$—

(1)	Ms. Armour was promoted to Chief People Officer on June 16, 2021.

(2)	Mr. Hopkins’ employment with our Company commenced upon our acquisition of Xcite Interactive on June 3, 2021.

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

The following is a summary of the compensation arrangements set forth in each employment agreement described above:

Executive	Title	Annual Base Salary	Annual Cash Bonus	Equity Compensation in Warrants (In Shares) (2)	Equity Compensation in Options (In Shares) (3)
Matthew Pierce	Chief Executive Officer	$225,000	(1)	441,190	176,500
Craig Finster	Chief Financial Officer	$225,000	(1)	-	6,250
Keyvan Peymani	Executive Chairman of the Board	$160,000	(1)	-	6,250

(1)	Each of the executive officers receives an annual cash bonus of twenty-five percent (25%) of his base salary, and an annual performance cash bonus in accordance with EBITDA achievement in the relevant fiscal year. In particular, each executive officer receives a bonus equal to 50%, 100% or 200% of his base salary if we generate EBITDA of at least $1 million, $2 million or $4 million, respectively, within the then current fiscal year. Each executive officer is also eligible for a discretionary cash bonus determined by our board of directors.

(2)	Representing warrants to purchase our common shares at $3.09 per share, which shall vest in accordance with the achievements of certain performance milestones or service date.

(3)	The options vest in three installments with one-third vesting immediately and one-third vesting on each of the first and second anniversaries of the date of the employment agreement and have an exercise price of $2.12-2.52 per share.

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

Change of Control

On September 28, 2019, our board of directors approved a cash distribution upon a Change of Control, defined as the acquisition by a purchaser, directly or indirectly, of our shares, which, assuming the conversion, exchange or exercise of any convertible or exchangeable shares of the Company beneficially owned by the purchaser, results in the purchaser beneficially owning shares that would entitle the purchaser for the first time to cast more than 50% of the votes attaching to all shares in the capital of the Company that may be cast to elect directors; the sale, lease, exchange or other disposition of all or substantially all of the Company’s assets to a purchaser; or an amalgamation, merger, arrangement or other business combination involving the Company and a purchaser that results in the purchaser or security holders of the purchaser owning, directly or indirectly, shares of the continuing entity that entitle the purchaser or such security holders of the purchaser, as the case may be, to cast more than 50% of the votes attaching to all shares in the capital of the continuing entity that may be cast to elect directors, whereby 5% of the Purchase Premium, defined as the difference between the average of our market capitalization based on the closing price of our common shares over 60 days prior to the announcement of any change of control event, and our final purchase price, if positive, be distributed to our employees and key consultants, subject to the discretion of our board of directors at the recommendation of our compensation committee.

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

On May 15, 2021, our board of directors adopted a US sub plan as part of our 2017 Stock Option Plan. The US sub plan allows for the explicit grant of incentive stock options (“ISOs”) to US resident non-officer employees. The provision for the sub plan is subject to a confirming shareholder vote within 12 months of its adoption.

As of December 31, 2021, stock option grants for the purchase of an aggregate of 1,941,769 common shares had been made under the 2017 Plan, and 596,607 of those stock options had been cancelled or exercised. As of that date, there remained 391,369 common shares authorized under the 2017 Plan remained available for award purposes.

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

k)	Amendments. Subject to the approval of regulatory authorities having jurisdiction, our board of directors may from time to time amend or revise the terms of the 2017 Plan, or may terminate the 2017 Plan at any time; provided, however, that no such action shall adversely affect the rights of any optionee under any outstanding stock option without such optionee’s prior consent. Upon the mutual consent of the optionee and our board of directors, the terms of an option agreement may be amended, subject to regulatory approval and shareholder approval as may be required from time to time.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth outstanding equity awards to our named executive officers as of December 31, 2021:

	Option Awards			Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that have not Vested	Market Value of Shares of Units of Stock that have not Vested
Matthew Pierce	625	$2.52	April 2, 2024	-	-
Matthew Pierce	37,500	$4.53	Sept 27, 2024	-	-
Matthew Pierce	36,000	$4.20	August 19, 2026	-	-
Matthew Pierce	15,625	$4.46	Sept 14, 2022	-	-
Matthew Pierce	1,875	$2.98	July 24, 2025	-	-
Matthew Pierce	20,469	$2.98	July 31, 2025	-	-
Craig Finster	36,000	$4.20	August 19, 2026	-	-
Craig Finster	6,250	$2.52	April 2, 2024	-	-
Craig Finster	37,500	$4.53	Sept 27, 2024	-	-
Craig Finster	1,875	$2.98	July 24, 2025	-	-
Craig Finster	23,438	$2.98	July 24, 2025	-	-
Craig Finster	15,000	$2.98	July 31, 2025	-	-
Alex Peachey	37,500	$4.53	Sept 27, 2024	-	-
Alex Peachey	36,000	$4.20	August 19, 2026	-	-
Alex Peachey	1,875	$2.98	July 24, 2025	-	-
Alex Peachey	18,125	$2.98	July 24, 2025	-	-
Alex Peachey	625	$2.52	April 2, 2024	-	-
Alex Peachey	15,000	$2.98	July 31, 2025	-	-

Equity Compensation Plan Information

The following table provides information as of December 31, 2021, regarding our compensation plans under which equity securities are authorized for issuance:

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,941,769	$4.24	391,369
Equity compensation plans not approved by security holders	-	-	-
Total	1,941,769	$4.24	391,369

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

The following table shows option grants to our Directors as of December 31, 2021:

Name of Optionee	Position	Number of Securities Underlying Options	Option Exercise Price	Option Expiry Date
Brian Tingle	Director	15,625	$4.46	September 14, 2022
Brian Tingle	Director	12,500	$4.53	September 27, 2024
Brian Tingle	Director	1,250	$2.98	July 24, 2025
Brian Tingle	Director	10,469	$2.98	July 31, 2025
Brian Tingle	Director	14,204	$7.04	June 1, 2026
Brian Tingle	Director	22,727	$4.20	August 19, 2026
Michelle Gahagan	Director	15,625	$4.46	September 14, 2022
Michelle Gahagan	Director	12,500	$4.53	September 27, 2024
Michelle Gahagan	Director	1,250	$2.98	July 24, 2025
Michelle Gahagan	Director	10,469	$2.98	July 31, 2025
Michelle Gahagan	Director	14,204	$7.04	June 1, 2026
Michelle Gahagan	Director	22,727	$4.20	August 19, 2026
Paul Vlasic	Director	15,625	$4.46	September 14, 2022
Paul Vlasic	Director	12,500	$4.53	September 27, 2024
Paul Vlasic	Director	1,250	$2.98	July 24, 2025
Paul Vlasic	Director	10,469	$2.98	July 31, 2025
Paul Vlasic	Director	14,204	$7.04	June 1, 2026
Paul Vlasic	Director	22,727	$4.20	August 19, 2026
Jennifer Prince	Director	14,204	$7.04	June 1, 2026
Jennifer Prince	Director	22,727	$4.20	August 19, 2026

C. Board Practices

Board Composition and Structure; Director Independence

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of six members. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur.

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

D. Employees

The following table summarizes our staff by main category of activity at the end of 2021, 2020, and 2019:

Main Activity	2021	2020	2019
Sales, marketing, and business development	3	4	3
Accounts and operations	14	3	3
Engineering, product, and design	24	15	16
General and administrative	10	5	4
Total	51	27	26

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

E. Share Ownership

See Item 6.B. - “Compensation” and Item 7 ~~-~~ “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders and Related Party Transactions.

The following table sets forth information relating to the beneficial ownership of our common shares as of December 31, 2021 by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding common shares;

●	each of our named executive officers and members of our board of directors; and

●	all executive officers and members of our board of directors as a group.

The amounts and percentages of common shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after December 31, 2021. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as indicated by footnote, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all common shares shown as beneficially owned by them. None of our major shareholders have different voting rights than our common shareholders.

In the table below, the percentage of beneficial ownership of our common shares is based on 15,554,255 shares of our common shares outstanding as of December 31, 2021. Unless otherwise noted below, the address of the persons listed on the table is c/o Versus Systems Inc., 1558 West Hastings Street, Vancouver BC V6G 3J4 Canada.

	Amount and Nature of	Percentage of Shares
Name of Beneficial Owner	Beneficial Ownership	Beneficially Owned(1)
Named Executive Officers and Directors
Matthew Pierce(1)	687,245	4.4
Craig Finster(2)	58,432	*
Alex Peachey(3)	59,564	*
Keyvan Peymani(4)	166,227	1.1
Brian Tingle(5)	1,374,994	8.6
Michelle Gahagan(6)	66,202	*
Paul Vlasic(7)	556,233	3.6
Kelsey Chin(8)	156,262	1.0
Jennifer Prince(9)	20,146	*
Amanda Armour(10)	35,705	*
Sean Hopkins(11)	156,709	1.0
Executive Officers and Directors as a Group (11 persons)	3,337,720	20.1

Other 5% Beneficial Owners
Wasatch Advisors, Inc.(12)	2,156,328	13.9

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.

(1)	Director/Named Executive Officer; includes (i) 58,521 common shares issuable upon the exercise of outstanding share purchase options and (ii) 171,608 shares as converted from Versus Systems (Holdco).

(2)	Named Executive Officer; includes 51,010 common shares issuable upon the exercise of outstanding share purchase options.

(3)	Named Executive Officer; includes 45,084 common shares issuable upon the exercise of outstanding share purchase options.

(4)	Director; includes (i) 79,638 common shares, and (ii) 86,589 common shares issuable upon the exercise of outstanding share purchase options.

(5)	Director; includes (i) 890,610 common shares, (ii) 53,702 common shares issuable upon the exercise of outstanding share purchase options, and (iii) 430,682 common shares issuable upon the exercise of outstanding warrants.

(6)	Director; includes 53,702 common shares issuable upon the exercise of outstanding share purchase options.

(7)	Director; includes (i) 502,531 common shares, (ii) 53,702 common shares issuable upon the exercise of outstanding share purchase options.

(8)	Named Executive Officer; includes (i) 125,000 common shares, (ii) 24,387 common shares issuable upon the exercise of outstanding share purchase options and (iii) 6,875 common shares issuable upon the exercise of outstanding warrants.

(9)	Director; includes 20,146 common shares issuable upon the exercise of outstanding share purchase options.

(10)	Named Executive Officer; includes 35,705 common shares issuable upon the exercise of outstanding share purchase options.

(11)	Named Executive Officer; includes 156,709 common shares.

(12)	Based solely on information reported in a Schedule 13G filed with the SEC on February 11, 2022 by Wasatch Advisors, Inc. As reported in such filing, Wasatch Advisors, Inc. has sole voting and dispositive power with respect to all 2,156,328 common shares, constituting approximately 13.9% of the common shares outstanding. Wasatch Advisors, Inc. is located at 505 Wakara Way, Salt Lake City, UT 84108.

The percentage of our common shares held by Canadians, based on securityholder addresses of record, is 43% as of March 22, 2022. Our Class A Shares are held 100% by Canadians as of December 31, 2021.

B. Related Party Transactions

A “related party transaction” is any actual or proposed transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, including those involving indebtedness not in the ordinary course of business, to which we or our subsidiaries were or are a party, or in which we or our subsidiaries were or are a participant, in which the amount involved exceeded or exceeds the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at year-end for the last two completed fiscal years and in which any related party had or will have a direct or indirect material interest. A “related party” includes:

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

At December 31, 2021, a total of $302,883 was included in accounts payable and accrued liabilities owing to our officers, directors, or companies controlled by them in respect of accrued bonuses, expenses payable and other reimbursable expenses. These amounts are unsecured and non-interest bearing.

Between November 7, 2017 and December 31, 2021, we borrowed an aggregate of $4,750,818 in 29 separate loan transactions from Brian Tingle, a director of our company. Each loan bears interest at the prime rate of the Bank of Canada, which was 2.45% per annum and 3.95% per annum at December 31, 2020 and December 31, 2019, respectively, compounded annually and payable quarterly, and had a maturity date of three years from the date of the respective loan. At December 31, 2021 and December 31, 2020, the aggregate outstanding principal amounts of such loans was $2,769,183 and $4,107,739, respectively. During the year ended December 31, 2021, the Company exchanged 215,341 shares of common shares in exchange for a principal reduction of debt in the amount of $1,483,738 and $131,320 of accrued interest and repaid $156,980 in principal. We made $258,661 in payments of principal or interest for the year ended December 31, 2020.

Between October 18, 2018 and December 31, 2021, we borrowed an aggregate of $497,000 in four separate loan transactions from Matthew Pierce, our Chief Executive Officer and a director of our company. Each loan bears interest at the prime rate of the Bank of Canada, which was 2.45% per annum and 3.95% per annum at December 30, 2020 and December 31, 2019, respectively, compounded annually and payable quarterly, and had a maturity date of three years from the date of the respective loan. At December 31, 2021 and December 31, 2020, the aggregate outstanding principal amounts of such loans was $17,000 and $267,000, respectively. During the year ended December 31, 2021 and the year ended December 31, 2020, we paid principal and interest in respect of such loans in the aggregate amounts of $250,000 and $230,000, respectively.

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

On April 28, 2020, we sold our acquired block of Animoca Brands stock to a buyer for the price of $0.05AU per share in order to provide immediate liquidity during the COVID-19 pandemic in advance of being approved for, or receiving, any funds from the Paycheck Protection Program for which we had applied. For financial accounting purposes, we had recorded the value of our Animoca Brands shares at $2.5824 per share, based on the closing price of our common shares on the Canadian Securities Exchange on the April 6, 2020 closing date. As a result, we recorded a loss of approximately $378,718 in connection with that transaction.

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

Investment Canada Act

The Investment Canada Act requires each “non-Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business,” to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our common shares by a non-Canadian who is a World Trade Organization member country investor that is not a state-owned enterprise, including a United States investor would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than $1.075 billion (as of January 1, 2020). The enterprise value threshold for “trade agreement investors” that are not state-owned enterprises is $1.613 billion (as of January 1, 2020).

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. - D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

In February 2022, we completed a registered public offering of 4,375,000 units, with each unit consisting of one of our common shares, and one warrant, to purchase one of our common shares at a public offering price of $1.60 per unit; and 590,625 warrants connection with the underwriter’s partial exercise of the over-allotment option. We sold 4,375,000 shares in the offering. The gross proceeds to us from the offering were approximately $7,000,000, before deducting the underwriting discounts and commissions of approximately 7.5% and offering expenses of approximately $375,000 payable by us. The net proceeds to us were approximately $6,100,000. The proceeds from the over-allotment exercise on March 24, 2022 were $874,125.

D.A. Davidson & Co. and H.C. Wainwright & Co. acted as the underwriters for the offering.

No payments for such expenses were made directly or indirectly to (i) any of our officers, members of our board of directors, or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates.

There has been no material change in our planned use of the net proceeds from the public offering as described in our final prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act with the SEC on February 28, 2022.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

B. – C.

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics is available on our website at www.versussystems.com by clicking on “Investors.” If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, financial and accounting officers by posting the required information on our website at the above address within four business days of such amendment or waiver. The information on our website is not part of this Annual Report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by Davidson & Company LLP and RJI for certain services rendered to our company during fiscal 2020 and fiscal 2021, respectively.

For the year ended
RJI US $ millions	December 31, 2021
Audit fees(1)	$87,250
Audit-related fees(2)	12,300
Tax fees(3)	5,000
All other fees(4)	—
Total	$104,550

	For the year ended	For the year ended
Davidson & Company LLP USD $ millions	December 31, 2021	December 31, 2020
Audit fees(1)	34,280	$40,253
Audit-related fees(2)	-	16,772
Tax fees(3)	9,384	8,312
All other fees(4)	117,214	56,653
Total	160,878	$121,990

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered for the audit of our annual financial statements and review of our interim financial statements.

(2)	“Audit-related fees” includes assurance and related services reasonably related to the financial statement audit and not included in audit services.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered for tax compliance and tax advice.

(4)	“All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to our company provided by Davidson & Company LLP and RJI listed above have been pre-approved by the audit committee.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS.

See Item 18. - “Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS.

Our Annual Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number

2.1	Description of Registered Securities	20-F	5/5/2021	2.1

3.1	Notice of Articles of Versus Systems Inc.	F-1	11/20/2020	3.1

3.2	Articles of Versus Systems Inc.	F-1	11/20/2020	3.1

4.1	Specimen Stock Certificate evidencing common shares.	F-1/A	1/11/2021	4.1

4.2	Warrant Agent Agreement dated January 20, 2021 between Versus System Inc. and Computershare, including forms of Unit A Warrants and Unit B Warrants.	6-K	1/21/2021	99.2

4.3	Representative Warrant Agreement dated January 20, 2021.	F-1/A	12/14/2020	4.3

10.1	Form of Loan Agreement, including form of promissory note, between Versus Systems Inc. and Brian Tingle.	F-1	11/20/2020	10.1

10.2	Form of Loan Agreement, including form of promissory note, between Versus Systems Inc. and The Sandoval Pierce Family Trust Established May 20, 2015.	F-1	11/20/2020	10.2

10.3	Employment Agreement dated as of June 30, 2016 among Versus Systems Inc. (formerly Opal Energy Corp.), Matthew D. Pierce and Versus LLC.	F-1	11/20/2020	10.3

10.4	Employment Agreement dated as of May 1, 2019 among Versus Systems Inc., Craig C. Finster and Versus LLC.	F-1	11/20/2020	10.4

10.5	Employment Agreement dated as of May 1, 2020 among Versus Systems Inc., Keyvan Peymani and Versus LLC.	F-1	11/20/2020	10.5

10.6	Form of Warrant of Versus Systems Inc.	F-1	11/20/2020	10.6

		Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number
10.7	Versus Systems Inc. 2017 Stock Option Plan.	F-1	11/20/2020	10.7

10.8	Acquisition Agreement dated as of March 16, 2016 among Versus Systems Inc. (formerly Opal Energy Corp.), Versus Systems (Holdco) Corp. (formerly Opal Energy (Holdco) Corp.), Versus LLC and the selling members of Versus LLC	F-1	11/20/2020	10.8

10.9	Software License, Marketing and Linking Agreement dated as of March 6, 2019 between HP Inc. and Versus LLC.	F-1	11/20/2020	10.9

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		*

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		*

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		*

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		*

14.1	Code of Conduct and Ethics.	F-1/A	1/11/2021	14.1

21.1	List of Subsidiaries of Versus Systems Inc.	F-1	11/20/2020	21.1

24.1	Power of Attorney (included on signature page).

99.1	Charter of the Audit Committee.	F-1/A	1/11/2021	99.1

99.2	Charter of the Compensation Committee.	F-1/A	1/11/2021	99.2

99.3	Charter of the Nominating and Corporate Governance Committee.	F-1/A	1/11/2021	99.3

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

#	Portions of this exhibit have been redacted in compliance with Item 601(b)(10) of Regulation S-K. Schedules, exhibits and similar supporting attachments to this exhibit are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish a supplemental copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Versus Systems Inc.

	By:	/s/ Matthew Pierce
	Name:	Matthew Pierce
Date: March 31, 2022	Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements for the Years Ended December 31, 2020 and 2021

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

YEARS ENDED

DECEMBER 31, 2021, 2020 AND 2019

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

November 30, 2021

18012 Sky Park Circle, Suite 200 Irvine, California 92614 tel 949-852-1600

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Versus Systems Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying statement of financial position of Versus Systems Inc. and its subsidiaries (collectively, the Company) as of December 31, 2021, and the related consolidated statements of loss and comprehensive loss, changes in equity (deficit), and cash flows for the year ended December 31, 2021, and the related notes to the consolidated financial statements (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Versus Systems Inc. and its subsidiaries as of December 31, 2021, and the results of their operations and their cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Versus Systems Inc. and its subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Versus Systems Inc. and its subsidiaries are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee of the Board of Directors and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Capitalized Software Costs

Critical Audit Matter Description

As discussed in Notes 3 and 10 to the consolidated financial statements, during the year ending December 31, 2021, the Company reviewed carrying amounts of its capitalized software costs to determine whether the costs are properly capitalized, properly amortized and tested such costs for possible impairment.

How the Critical Audit Matter was Addressed in our Audit

We identified the capitalization of software costs as a critical audit matter as subjective auditor judgment was required to evaluate whether capitalized software costs were properly capitalized and to assess whether there was any impairment.

The following are the primary procedures we performed to address this critical audit matter:

●	Evaluated and discussed with management, their analysis over the valuation and accounting treatment over capitalized software costs;

●	Obtained capitalized software roll forward and tested selected additions;

●	Recalculated capitalized costs based on gross employees wages and the development percentage effort expended to assess appropriateness of capitalized labor costs as allowed by the accounting guidance.

●	Discussed with management regarding their process for developing percentage applied, as well, as its appropriateness as allowed by the appropriate accounting guidance;

●	Tested the appropriateness of capitalized labor costs included in capitalized software costs as allowed by the accounting guidance through direct confirmation of job duties and review of contractor agreements)

●	Tested the amortization of the balance of capitalized software costs to ensure amortization was in compliance with the appropriate accounting guidance; and

●	Performed substantive tests of details to ensure all attributes of these costs were costs that were capitalizable under the appropriate accounting guidance; and

●	Tested the balance for possible impairment, noting none.

Irvine, California

March 31, 2022

Ramirez Jimenez International CPAs

18012 Sky park Cir Suite 200

Irvine, CA 92614

Firm ID 820

We have served as Versus Systems Inc. and its subsidiaries since 2021.

Versus Systems Inc.

Consolidated Statements of Financial Position

(Expressed in US Dollars)

	December 31,	December 31,	December 31,
	2021	2020	2019
	($)	($)	($)
ASSETS
Current assets
Cash	1,678,156	2,283,262	76,373
Receivables, net of allowance (Note 5)	123,617	464,873	34,180
Deferred financing costs (Note 3)	174,813	398,276	-
Prepaids	377,926	18,225	21,558
	2,354,512	3,164,636	132,111
Restricted deposit (Note 6)	9,068	8,851	8,853
Deposits	100,000	98,393	99,998
Property and equipment (Note 7)	326,945	481,861	730,560
Goodwill	6,580,660	-	-
Intangible assets (Note 10)	9,172,507	1,737,416	2,140,375
Total Assets	18,543,692	5,491,157	3,111,897

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 11 and 14)	832,399	1,459,707	750,889
Deferred revenue	193,504	-	-
Notes payable - Related Party (Note 12)	2,107,668	2,290,798	-
Lease liability (Note 19)	239,323	209,137	252,789
Current liabilities	3,372,894	3,959,642	1,003,678

Non-current liabilities
Lease liability (Note 19)	128,560	432,114	612,287
Warrant liability (Note 13)	361,055	-	-
Notes payable - Related Party (Note 12)	678,515	2,237,751	3,706,518
Total liabilities	4,541,024	6,629,507	5,322,483

Equity (Deficit)
Share capital (Note 13)
Common shares	110,226,715	82,046,672	74,639,357
Commitment to issue shares (Note 13)	2,703,326	-	-
Class “A” shares	28,247	28,247	28,247
Share subscriptions received in advance	-	-	230,947
Reserves (Note 13)	10,661,294	8,663,301	7,409,092
Cumulative translation adjustment	-	(86,609)	31,020
Deficit	(100,995,334)	(86,596,261)	(80,820,208)
	22,624,249	4,055,351	1,518,455
Non-controlling interest (Note 8)	(8,621,581)	(5,193,701)	(3,729,041)
	14,002,668	(1,138,350)	(2,210,586)
Total Liabilities and Equity	18,543,692	5,491,157	3,111,897

Nature of operations (Note 1)

Commitments (Note 19)

Subsequent events (Note 21)

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on March 31, 2022. They are signed on behalf of the Board of Directors by:

“Matthew Pierce”	“Brian Tingle”
Director	Director

Versus Systems Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US Dollars)

	Year	Year	Year
	Ended	Ended	Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	($)	($)	($)
REVENUES
Revenues	768,650	1,390,018	501,152

EXPENSES
Amortization (Note 7)	304,904	240,820	246,626
Amortization of intangible assets (Note 10)	2,009,714	1,272,435	1,907,306
Consulting fees (Note 3)	582,998	465,252	613,608
Foreign exchange (gain) loss	1,087,110	24,719	29,241
Office and miscellaneous expenses	557,606	255,863	320,316
Interest expense	153,425	234,087	248,508
Professional fees (Note 14)	2,711,916	780,534	335,851
Salaries and wages (Note 11 and 14)	5,202,213	2,564,830	2,451,627
Sales and marketing	879,683	486,249	593,462
Software delivery costs	615,117	257,924	184,350
Share-based compensation (Note 13)	2,145,928	1,049,135	632,542
Total operating loss	(15,481,964)	(6,241,830)	(7,062,287)

Finance expense (Note 12)	(225,196)	(276,602)	(194,039)
Change in fair value of warrant liability (note 13)	(2,024,580)	-	-
Loss on disposal of marketable securities and notes payable	(116,152)	(378,718)	-
Other expense	-	(13,890)	-
Net loss	(17,847,892)	(6,911,040)	(7,256,326)

Other comprehensive loss:
Foreign currency transaction loss	-	(447,302)	(266,048)
Loss and comprehensive loss	(17,847,892)	(7,358,342)	(7,522,374)

Total other comprehensive loss attributable to:
Shareholders	-	(117,629)	(344,516)
Non-controlling interest	-	(329,673)	78,108
	-	(447,302)	(266,408)
Comprehensive loss attributable to:
Shareholders	(14,399,072)	(5,893,682)	(5,521,772)
Non-controlling interest	(3,448,820)	(1,464,660)	(2,000,962)
	(17,847,892)	(7,358,342)	(7,522,734)

Basic and diluted loss per common share attributable to Versus Systems Inc.	(1.01)	(0.59)	(0.74)

Weighted average common shares outstanding	14,292,419	9,724,701	7,032,150

Versus Systems Inc.

Consolidated Statements of Changes in Equity (Deficit)

(Expressed in US Dollars)

	Number of Common Shares	Number of Class “A” Shares	Common Shares	Commitment to issue shares	Class “A” Shares	Reserves	Share subscriptions received	Currency translation adjustment	Deficit	Equity	Non-controlling Interest	Total Equity (Deficit)
			($)	($)	($)	($)	($)	($)	($)	($)	($)	($)

Balance at December 31, 2018	5,717,412	5,057	68,602,732	-	28,247	6,222,348	-	375,536	(72,040,617)	3,188,246	(3,800,711)	(612,465)

Shares issued in private placement	2,003,164	-	4,766,079	-	-	151,535	-	-	-	4,917,614	-	4,917,614
Share subscriptions received	-	-	-	-	-	-	230,947	-	-	230,947	-	230,947
Acquisition of Versus LLC	576,834	-	1,410,581	-	-	119,122		-	(3,602,335)	(2,072,632)	2,072,632	-
Share issuance costs	-	-	(492,151)	-	-	62,498	-	-	-	(429,653)		(429,653)
Contribution benefit	-	-	-	-	-	223,913	-	-	-	223,913	-	223,913
Exercise of warrants	154,990	-	343,703	-	-	(6,220)	-	-	-	337,483	-	337,483
Performance warrants issued	-	-	-	-	-	9,756	-	-	-	9,756		9,756
Exercise of options	3,125	-	8,413	-	-	(6,401)	-	-	-	2,012	-	2,012
Stock-based compensation	-	-	-	-	-	632,542	-	-	-	632,542	-	632,542
Cumulative translation adjustment	-	-	-	-	-	-	-	(344,516)	-	(344,516)	78,108	(266,409)
Loss and comprehensive loss	-	-	-	-	-	-	-	-	(5,177,257)	(5,177,257)	(2,079,069)	(7,256,326)
								-
Balance at December 31, 2019	8,455,525	5,057	74,639,357	-	28,247	7,409,092	230,947	31,020	(80,820,209)	1,518,455	(3,729,041)	(2,210,586)
				-				-			-
Shares issued in private placement	947,532	-	2,870,313	-	-	42,164	-	-	-	2,912,477	-	2,912,477
Share subscriptions received	-	-	230,947	-	-	-	(230,947)	-	-	-	-	-
Contribution benefit	-	-	-	-	-	170,329	-	-	-	170,329	-	170,329
Exercise of warrants	1,056,143	-	3,542,474	-	-	-	-	-	-	3,542,474	-	3,542,474
Shares issued for services and investment	270,636	-	753,583	-	-	-	-	-	-	753,583	-	753,583
Exercise of options	3,750	-	9,999	-	-	(7,419)	-	-	-	2,580	-	2,580
Stock-based compensation	-	-	-	-	-	1,049,135	-	-	-	1,049,135	-	1,049,135
Cumulative translation adjustment	-	-	-	-	-	-	-	(117,629)	-	(117,629)	(329,673)	(447,302)
Loss and comprehensive loss	-	-	-	-	-	-	-	-	(5,776,053)	(5,776,053)	(1,134,987)	(6,911,040)
								-
Balance at December 31, 2020	10,733,586	5,057	82,046,673	-	28,247	8,663,301	-	(86,609)	(86,596,262)	4,055,351	(5,193,701)	(1,138,350)

Shares issued in public offering	1,472,000	-	11,040,000	-	-	-	-	-	-	11,040,000	-	11,040,000
Share issuance costs	-	-	(1,548,277)	-	-	-	-	-	-	(1,548,277)	-	(1,548,277)
Exercise of warrants	96,280	-	379,814	-	-	(22,905)	-	-	-	356,909	-	356,909
Shares issued in exchange for debt	215,341	-	1,615,058	-	-	-	-	-	-	1,615,058	-	1,615,058
Stock-based compensation	-	-	-	-	-	66,616	-	-	-	66,616	-	66,616
Cumulative translation adjustment	-	-	-	-	-	-	-	(93,521)	-	(93,521)	(262,106)	(355,627)
Net loss	-	-	-	-	-	-	-	-	(9,573,290)	(9,573,290)	(995,875)	(10,569,165)
Change in accounting policy - presentation currency (Note 4)	-	-	-	-	-	-	-	180,130		180,130	283,046	463,176
Balance at February 1, 2021	12,517,207	5,057	93,533,267	-	28,247	8,707,012	-	0	(96,169,552)	6,098,975	(6,168,636)	(69,660)

Shares issued in connection with acquisition	1,550,649	-	10,532,735	-	-	-	-	-	-	10,532,735	-	10,532,735
Commitment to issue shares	-	-	-	2,703,326	-	-	-	-	-	2,703,326	-	2,703,326
Shares issued for services	29,307	-	206,614	-	-	-	-	-	-	206,614	-	206,614
Contribution benefit	-	-	-	-	-	-	-	-	-	-	-	-
Exercise of warrants	1,339,053	-	5,555,728	-	-	(108,960)	-	-	-	5,446,768	-	5,446,768
Exercise of options	118,039	-	408,370	-	-	(16,071)	-	-	-	392,299	-	392,299
Stock-based compensation	-	-	-	-	-	2,079,312	-	-	-	2,079,312	-	2,079,312
Loss and comprehensive loss	-	-	-	-	-	-	-	-	(4,825,781)	(4,825,781)	(2,452,945)	(7,278,726)

Balance at December 31, 2021	15,554,255	5,057	110,236,715	2,703,326	28,247	10,661,294	-	0	(100,995,333)	22,624,249	(8,621,581)	14,002,668

Versus Systems Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in US Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2021	2020	2019
	($)	($)	($)
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Loss for the year	(17,847,890)	(6,911,040)	(7,256,326)
Items not affecting cash:
Amortization (Note 6)	30,793	17,937	21,453
Amortization of intangible assets (Note 9)	2,009,714	1,272,435	1,907,306
Amortization of right-of-use assets (Note 7)	304,904	240,820	246,626
Shares issued for services	206,614	242,023	-
Finance expense	225,197	276,602	194,039
Loss on sale of investment	-	378,718	-
Interest expense	39,836	62,076	206,193
Factoring fees	-	38,727	-
Effect of foreign exchange	516,877	(410,189)	(68,676)
Change in fair value of warrant liability	361,055	-	-
Forgiveness on government loan (Note 12)	-	(448,504)	-
Share-based compensation	2,145,928	1,049,135	632,542

Changes in non-cash working capital items:
Receivables	378,975	(430,693)	(30,679)
Prepaids and deposits	(183,391)	3,332	24,161
Deferred revenue	70,333	-	-
Accounts payable and accrued liabilities	(1,152,162)	381,854	(8,311)

Cash used in operating activities	(12,893,217)	(4,236,767)	(4,131,672)

FINANCING ACTIVITIES
Proceeds from notes payable	-	968,674	2,027,457
Proceeds from Government PPP loan	-	638,905	-
Repayment of notes payable	(462,229)	(258,661)	(968,587)
Proceeds from warrant exercises	5,446,769	-	-
Proceeds from share issuances	11,040,000	6,465,288	5,118,196
Proceeds from option exercises	392,299	-	-
Payments for lease liabilities	(282,087)	(305,493)	(270,668)
Receivable factoring costs	-	(38,727)	-
Proceeds from issuance of common shares	-	-	-
Proceeds from subscriptions received in advance	-	-	230,947
Payments of share issuance costs	(1,334,814)	(81,424)	(492,151)

Cash provided by financing activities	14,799,938	7,388,562	5,645,194

INVESTING ACTIVITIES
Acquisition of a business	(85,101)	-	-
Purchase of equipment	(74,478)	-	-
Proceeds from the sale of investments	-	141,928	-
Development of intangible assets	(2,352,248)	(1,086,834)	(1,462,071)

Cash used in investing activities	(2,511,827)	(944,906)	(1,462,071)

Change in cash during the period	(605,106)	2,206,889	51,451
Cash - Beginning of period	2,283,262	76,373	24,922

Cash - End of period	1,678,156	2,283,262	76,373

Supplemental Cash Flow Information (Note 18)

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

1.	NATURE OF OPERATIONS

Versus Systems Inc. (the “Company”) was continued under the Business Corporations Act (British Columbia) effective January 2, 2007. The Company’s head office and registered and records office is 1558 West Hastings Street, Vancouver, BC, V6C 3J4, Canada. The Company’s common stock is traded on the NASDAQ under the symbol “VS”. The Company’s Unit A warrants are traded on NASDAQ under “VSSYW”.

The Company is engaged in the technology sector and has developed a proprietary prizing and promotions tool allowing game developers and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. The ability to win prizes drives increased levels of consumer engagement creating an attractive platform for advertisers.

In June 2021, the Company completed its acquisition of multimedia, production, and interactive gaming company Xcite Interactive, a provider of online audience engagement through its owned and operated XEO technology platform. The company partners with multiple professional sports franchises across Major League Baseball (MLB), National Hockey League (NHL), National Basketball Association (NBA) and the National Football League (NFL) as well as the Olympics, World Cup, and other global sporting events to drive in-stadium audience engagement as well as a software licensing business to drive audience engagement.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As of December 31, 2021, the Company has not achieved positive cash flow from operations and is not able to finance day to day activities through operations and as such, there is substantial doubt as to the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

COVID-19 Pandemic

In March 2020 the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn.

Although it is not possible to reliably estimate the length or severity of these developments and their financial impact to the date of approval of these consolidated financial statements, these conditions could have a significant adverse impact on the Company’s financial position and results of operations for future periods.

2.	BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (collectively, “IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements were authorized for issue by the Board of Directors on March 31, 2022.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

2.	BASIS OF PRESENTATION (continued)

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Functional and presentation currency

These consolidated financial statements are presented in United States dollars, unless otherwise noted, which is the functional currency of the Company and its subsidiaries.

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

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity

Versus Systems (Holdco) Inc.	United States of America	66.8%	Holding Company
Versus Systems UK, Ltd.	United Kingdom	66.8%	Sales Company
Versus LLC	United States of America	66.8%	Technology Company
Xcite Interactive, Inc.	United States of America	100%	Technology Company

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

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

2.	BASIS OF PRESENTATION (continued)

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

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

2.	BASIS OF PRESENTATION (continued)

vii)	Business combinations

Judgement was used in determining whether the acquisition of Xcite Interactive, Inc. was a business combination or an asset acquisition. Estimates were made as to the fair value of assets and liabilities acquired. In certain circumstances, such as the valuation of equipment, intangible assets and goodwill acquired, the Company may rely on independent third-party valuators. The Company measured all the assets acquired and liabilities assumed at their acquisition-date fair values. The excess of the consideration paid over the acquisition-date fair values of the net assets acquired, was recognized as goodwill as of the acquisition date in business combination.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basic and diluted loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting periods. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. Potentially dilutive options and warrants excluded from diluted loss per share totalled 6,427,899 (2020 – 4,671,713).

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

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table shows the classification of financial instruments:

Financial assets/liabilities	Classification IFRS 9
Cash	FVTPL
Receivables	Amortized cost
Restricted deposit	Amortized cost
Deposit	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Notes payable	Amortized cost

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

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Intangible assets excluding goodwill

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

As at December 31, 2021, the Company does not have any derivative financial assets and liabilities.

Intangible assets acquired separately are carried at cost at the time of initial recognition. Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Expenditure on research activities is recognized as an expense in the period in which it is incurred.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Goodwill

The Company allocates goodwill arising from business combinations to each cash generating unit (“CGU”) or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

Deferred financing costs

Deferred financing costs consist primarily of direct incremental costs related to the Company’s public offering of its common stock completed in January 2021 and a subsequent public offering completed in February 2022. Upon completion of the Company’s public offering and financing any deferred costs were offset against the proceeds. The Company incurred $174,813 during the year ended December 31, 2021.

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

(e)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

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

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Leases

The lease liability is subsequently measure by increasing its carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect lease payments made. The right-of-use asset is depreciated over the shorter of the lease term and the useful life of the underlying asset. The Company applies IAS 36, Impairment of Assets, to determine whether the asset is impaired and account for any identified impairment loss.

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

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are presented as such in the statements of income and comprehensive income.

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

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

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

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain funds necessary to continue operations. These equity financing transactions may involve issuance of common shares or units. Each unit comprises a certain number of shares and a certain number of warrants. Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the transaction. Warrants that are part of units are assigned a value based on the residual value, if any, and included in reserves.

As of February 1, 2021, the warrants were considered a derivative liability since the obligation to issue shares was not fixed in the Company’s functional currency. The derivative warrant liability was measured at fair value at issue with subsequent changes recognized in the consolidated statement of loss and comprehensive loss. A $9,743,659 warrant derivative loss was recorded in the consolidated statement of loss and comprehensive loss beginning February 1, 2021 when the Company changed its functional currency.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments and derivative financial assets (e.g. investments in warrants). Option pricing models require the input of subjective assumptions including expected price volatility, interest rates, and forfeiture rates. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

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

The Company earns revenue in three primary ways: 1) the sales of software-as-a-service (SAAS) from its interactive production software platform, 2) development and maintenance of custom-built software or other professional services, or 3) the sale of advertising.

The Company recognizes SAAS revenues from its interactive production sales over the life of the contract as its performance obligations are satisfied. Payment terms vary by contract and can be periodic or one-time payments.

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

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Foreign exchange

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries is the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the United States dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company and its subsidiaries that are denominated in foreign currencies are translated at the rate of exchange at the date of the statement of financial position while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of profit or loss.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) and represents the change in shareholders’ equity (deficiency) which results from transactions and events from sources other than the Company’s shareholders. Net loss is the same as comprehensive loss for the year ended December 31, 2021. Net loss differs from comprehensive loss for the years ending December 31, 2020 and 2019, as a result of the change in presentation and functional currency.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

4.	CHANGE IN FUNCTIONAL AND PRESENTATION CURRENCY

The Company changed its functional currency from the Canadian dollar (“CAD”) to the United States dollar (“USD”) as of February 1, 2021. The change in functional currency coincides with the January 2021 initial public offering and listing on the Nasdaq. Considering Versus’ business activities, comprised primarily of United States dollar revenue and expenditures as well as United States dollar denominated financings, management determined that the functional currency of the Company is the United States dollar. All assets, liabilities, share capital, and other components of shareholders’ equity (deficit) were translated into United States dollars at the exchange rate at the date of change. These changes have been accounted for prospectively. Concurrent with the change in functional currency, on February 1, 2021, the Company changed its presentation currency from the Canadian dollar to the United States dollar. This change in presentation currency is to better reflect the Company’s business activities, comprised primarily of United States dollar transactions. The consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. The consolidated statements of loss and comprehensive loss have been translated into the presentation currency using the average exchange rates prevailing during each quarterly reporting period. All assets and liabilities previously reported in Canadian dollars have been translated into United States dollars as at February 1, 2021 and December 31, 2020 using the period-end noon exchange rates of 0.782 CAD/USD and 0.770 CAD/USD, respectively. As a practical measure, the comparative shareholders’ equity (deficit) balances were translated at the February 1, 2021 exchange rate of 1.2824 CAD/USD. The comparative statements of net loss and cash flows were translated at a quarterly average of 0.745 CAD/USD for the year ending December 31, 2020. All resulting exchange differences have been recognized in the foreign currency translation reserve. The effect of applying different exchange rates for the change in functional currency and presentation currency have been included as a reconciling item within the statement of changes in shareholders’ equity (deficit) as at February 1, 2021.

5.	RECEIVABLES

As of December 31, 2021, accounts receivable consists of customer receivables, net a $11,500 allowance for doubtful accounts ($102,308) and GST receivable ($32,809). As of December 31, 2020 accounts receivable consists of amounts due from one customer ($373,202), GST receivable ($22,386) and share subscription receivable ($69,284). During 2020, the Company entered into an Accounts Receivable Purchase and Security Agreement (the “Factor Agreement”) with full recourse. Pursuant to the Factor Agreement, the factor advances funds to the Company for the right to collect cash flows from factored accounts receivable and charges fees for its services. The factor advances funds to the Company at 90% of accounts receivable factored. The outstanding balance bears a daily interest rate of 0.05%. As of December 31, 2020, 100% of the monies owed were collected by the Company and the factoring agent under the terms of the Factor Agreement. The Company expensed the fees and interest charged by the factoring agent as a loss on factoring within its financial statements, which totaled $38,727 during the twelve-month period ended December 31, 2020.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

6.	RESTRICTED DEPOSIT

As at December 31, 2021, restricted deposits consisted of $9,068 (2020 - $8,851) held in a guaranteed investment certificate as collateral for a corporate credit card.

7.	PROPERTY AND EQUIPMENT

	Computers	Right of Use Asset	Total
	($)	($)	($)
Cost
At December 31, 2018	84,104	-	84,104
Additions	4,225	936,958	941,183
At December 31, 2019	88,329	936,958	1,025,287
Additions	-	-	-
At December 31, 2020	88,329	936,958	1,025,287
Additions	108,974	-	108,974
Foreign currency adjustment	(15,913)	(23,553)	(39,466)
At December 31, 2021	181,390	913,405	1,094,795

Accumulated amortization
At December 31, 2018	42,879	-	42,879
Amortization for the year	22,184	225,594	246,626
At December 31, 2019	65,063	225,594	290,657
Amortization for the year	17,223	223,597	240,820
At December 31, 2020	82,286	449,191	531,477
Amortization for the year	30,793	205,580	236,373
At December 31, 2021	113,079	654,771	767,850
Carrying amounts
At December 31, 2019	21,875	708,763	730,560
At December 31, 2020	6,044	475,817	481,861
At December 31, 2021	68,311	258,634	326,945

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

8.	NON-CONTROLLING INTEREST IN VERSUS LLC

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

On May 21, 2019, the Company acquired an additional 25.2% interest in Versus LLC in exchange for 574,009 common shares of the Company and 287,005 share purchase warrants that are exercisable at C$3.20 per share until June 30, 2019. The common shares and the share purchase warrants were determined to have a fair value of $1,403,675 and $116,595, respectively. As a result, the Company increased its ownership interest to 66.5% and recorded the excess purchase price over net identifiable liabilities of $3,575,884 against reserves. The effect on non-controlling interest was a reduction of $2,053,199.

On June 21, 2019, the Company acquired an additional 0.3% interest in Versus LLC in exchange for 2,825 common shares of the Company and 1,412 share purchase warrants that are exercisable at C$3.20 per share until June 30, 2019. The common shares and the share purchase warrants were determined to have a fair value of $6,906 and $2,527, respectively. As a result, the Company increased its ownership interest to 66.8% and recorded the excess purchase price over net identifiable assets of $26,448 against reserves. The effect on non-controlling interest was a reduction of $19,433.

The following table presents summarized financial information before intragroup eliminations for the non-wholly owned subsidiary as of December 31, 2021, 2020, and 2019:

	2021	2020	2019
Non-controlling interest percentage	33.2%	33.2%	58.7%
	($)	($)	($)
Assets
Current	1,488,892	779,123	79,598
Non-current	2,300,268	2,289,645	2,878,711
	3,789,160	3,068,768	2,958,309

Liabilities
Current	763,970	1,020,192	633,784
Non-current	30,661,143	17,329,272	13,742,518
	31,425,113	18,349,464	14,376,302
Net liabilities	(27,635,953)	(15,280,696)	(11,417,993)
Non-controlling interest	(8,621,581)	(5,193,701)	(3,729,041)
Net loss	(17,847,890)	(6,911,040)	(7,256,326)
Net loss attributed to non-controlling interest	(3,448,820)	(1,464,660)	(2,000,962)

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

9.	ACQUISITION OF XCITE INTERACTIVE, INC.

A) Summary of the Acquisition

On June 3, 2021, the Company closed its acquisition of all the issued and outstanding common shares of Xcite Interactive Inc. (“Xcite”) in exchange for common shares of the Company. Pursuant to the terms of the acquisition, the Company acquired all the issued and outstanding Xcite common shares in consideration for the issuance of 0.3510 of a common shares of the Company for each Xcite common share. The Company issued a total of 1,506,903 common shares with a fair value of $10.7 million, based on the June 3, 2021 closing share price of $6.76. The Company issued an additional 43,746 shares on July 26, 2021, related to the Payment Protection Program (PPP) loan escrow account that was included in the Xcite debt at the time of the acquisition. The Company is also committed to issue an additional 443,646 shares of common stock to Xcite 15 months after the close date if certain achievements are met. In addition, $109,360 of cash was awarded to non-accredited investors of Xcite on June 3, 2021, and additional $2,865 on July 26, 2021.

The acquisition was accounted for using the acquisition method pursuant to IFRS 3, “Business Combinations”. Under the acquisition method, assets and liabilities are measured at their estimated fair value on the date of acquisition with the exception of income tax, stock-based compensation, lease liabilities and ROU assets. The total consideration was allocated to the tangible and intangible assets acquired and liabilities assumed.

The preliminary purchase price allocation is based on management’s best estimate of the assets acquired and liabilities assumed. Upon finalizing the value of net assets acquired and liabilities assumed, adjustments to initial estimates, including goodwill and intangibles, may be required. The following table summarizes the details of the consideration and the recognized amounts of assets acquired and liabilities assumed at the date of the acquisition.

B) Consideration

Common shares	$12,890,029
Cash	112,225
Working capital adjustment	(163,902)
PPP shares	346,031
Total Consideration	$13,184,383

Identifiable Assets Acquired and Liabilities Assumed
Cash	$27,124
Accounts Receivable	37,719
Property, Plant and Equipment	34,496
Intangible Assets	7,140,000
Other Assets	12,409
Accounts Payable and Accrued Liabilities	(524,853)
Other Liabilities	(123,171)
Total Identifiable Assets	$6,603,724

Goodwill	$6,580,659

Goodwill recognized is attributable to the synergies expected to be achieved. Goodwill is not deductible for tax purposes.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

9.	ACQUISITION OF XCITE INTERACTIVE, INC. (continued)

C) Revenue and Profit Contribution

The acquired business contributed revenues of $760,813 for the period from June 3, 2021 through December 31, 2021. If the acquisition occurred on January 1, 2021, management estimates that revenue would have increased by $600,000 and net loss would have been increased by approximately $1,000,000, respectively.

10.	INTANGIBLE ASSETS

Intangible assets are comprised of a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players. The Company continues to develop new apps, therefore additional costs were capitalized during the year ended December 31, 2021.

	Software	Customer Relationships	Tradename	Developed Technology	Total
Cost
At December 31, 2019	9,016,764	-	-	-	9,016,764
Foreign currency adjustment	15,065				15,065
Additions	882,275	-	-	-	882,275
At December 31, 2020	9,914,104	-	-	-	9,914,104
Foreign currency adjustment	(47,444)				(47,444)
Additions	2,352,248	4,840,000	750,000	1,550,000	9,492,248
At December 31, 2021	12,218,908	4,840,000	750,000	1,550,000	19,358,908

Accumulated amortization
At December 31, 2019	6,876,389	-	-	-	6,876,389
Amortization	1,300,299	-	-	-	1,300,299
At December 31, 2020	8,176,688	-	-	-	8,176,688
Amortization	1,304,991	403,333	-	301,389	2,009,713
At December 31, 2021	9,481,679	403,333	-	301,389	10,186,401

Carrying amounts
At December 31, 2019	2,140,375	-	-	-	2,140,375
At December 31, 2020	2,256,903	-	-	-	1,737,416
At December 31, 2021	2,636,555	4,494,286	750,000	1,291,667	9,172,507

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities are comprised of the following:

	December 31, 2021	December 31, 2020
	($)	($)
Accounts payable	$386,030	552,357
Due to related parties	302,883	551,815
Accrued liabilities	143,486	355,535
	$832,399	1,459,707

12.	NOTES PAYABLE – RELATED PARTY

During the year ended December 31, 2021, the Company exchanged 215,341 shares of common stock in exchange for a principal reduction of debt in the amount of $1,483,738 and $131,320 of accrued interest. The Company recorded a loss on the conversion of $116,152. In addition, the Company repaid $462,228 of principal. As at December 31, 2021, the Company had recorded $38,301 in accrued interest which was included in accounts payable and accrued liabilities.

During the year ended December 31, 2020, the Company issued unsecured notes payable for total proceeds of $968,674 from director and officers of the Company who are also shareholders. The loans bear interest at the prime rate which was 2.45% to 3.95% per annum at December 31, 2020, compounded annually and payable quarterly, and had a maturity date of three years from the date of issuance. The notes were considered below the Company’s estimated market borrowing rate of 10% and as such, a contribution benefit of $170,329 was recorded in reserves. As of December 31, 2020, the Company had recorded $363,439 in accrued interest which was included in accounts payable and accrued liabilities.

During the year ended December 31, 2021, the Company recorded finance expense of $225,196 (2020 - $276,602), related to bringing the notes to their present value.

Amount
($)
Balance at December 31, 2018	2,550,075
Proceeds	2,027,457
Repayments	(968,587)
Contribution Benefit	(223,913)
Financing Expense	194,039
Foreign exchange adjustment	127,547
Balance at December 31, 2019	3,706,618
Proceeds	968,674
Repayments	(258,661)
Contribution benefit	(170,329)
Finance expense	276,602
Foreign exchange adjustment	5,745
Balance, December 31, 2020	4,528,549
Proceeds	-
Repayments	(2,058,720)
Contribution benefit	-
Finance expense	225,196
Foreign exchange adjustment	91,158
Balance, December 31, 2021	2,786,283
Current	2,107,668
Non-current	678,515

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

12.	NOTES PAYABLE (continued)

In May 2020, the Company received loan proceeds in the aggregate amount of $610,247 under the Paycheck Protection Program. The PPP, established as part of the CARES Act within the United States of America in response to the COVID-19 pandemic, provides for loans to qualifying businesses. A portion of the loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries. No collateral or guarantees were provided in connection with the PPP loans.

The PPP loan was forgiven in July 2021. The Company used the proceeds for purposes consistent with the PPP. For the year ended December 31, 2020 the Company had incurred eligible payroll cost of $610,247 which were fully offset against the loan balance. Of the total loan balance, $170,168 was applied towards payroll cost capitalized as intangible assets during the year ended December 31, 2020.

13.	SHARE CAPITAL AND RESERVES

a)	Authorized share capital

We are authorized to issue an unlimited number of Class A Shares. The Class A Shares do not have any special rights or restrictions attached. As of December 31, 2021 and 2020, there were 5,057 Class A Shares issued and outstanding.

b)	Issued share capital

During the year ended December 31, 2021, the Company:

i)	issued, 1,506,903 units at a price of $6.76 per unit in connection with the acquisition of Xcite.

ii)	issued, 1,472,000 units at a price of $7.50 per unit per unit for total proceeds of $11,040,000. Each unit consisted of one common share, one Unit A warrant and one Unit B warrant. Unit A warrants allow the purchaser to purchase one common share at $7.50 per share until January 20, 2026. Unit B warrants allow the purchaser to purchase one common share at $7.50 per share until January 20, 2026. In connection with the offering, the Company incurred $1,524,439 in issuance costs as part of the transaction.

iii)	issued, 1,553,372 common shares pursuant to exercise of 1,435,333 warrants and 118,039 stock options for total proceeds of $6,735,254.

iv)	issued, 215,341 units consisting of one share of common share and one Unit A warrant and one Unit B warrant in exchange for the forgiveness of $1,615,058 of debt and accrued interest.

v)	issued 29,307 shares of the Company’s common stock with a value of $206,614 to a third party in exchange for services (included in professional fees).

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

vi)	issued 43,746 shares related to the PPP loan escrow account that was included in the Xcite debt at the time of the acquisition.

During the year ended December 31, 2020, the Company:

i)	issued, 150,000 units at a price of $3.02 per unit for total proceeds of $453,000. Each unit consisted of one common share and a one half share purchase warrant for each share purchased. Each whole warrant entitles the holder to purchase one additional common share at a price of $4.71 until February 17, 2021.

ii)

issued, 172,532 units at a price of $2.95 per unit for total proceeds of $508,969. Each unit consisted of one common share and one share purchase warrant for each share purchased. Each warrant entitles the holder to purchase one additional common share at a price of $4.71 until July 17, 2022.

iii)	issued, 625,000 units at a price of $3.05 per unit for total proceeds of $1,906,250. Each unit consisted of one common share and a one half share purchase warrant for each share purchased. Each whole warrant entitles the holder to purchase one additional common share at a price of $4.89 until November 17, 2022

iv)	entered into a Mutual Investment Agreement with Animoca Brands Inc. (Animoca) in which the Company issued 181,547 shares of the Company’s common stock with a value of $502,414 in exchange for 4,327,431 shares of Animoca common stock. On the same date, the Company issued an additional 89,088 shares of the Company’s common stock with a value of $251,169 to Animoca in exchange for services (included in professional fees). The Company subsequently sold all of its shares of Animoca and recognized a loss of $378,718.

v)	issued, 1,059,893 common shares pursuant to exercise of 1,056,143 warrants and 3,750 stock options for total proceeds of $3,552,473.

During the year ended December 31, 2019, the Company:

i)	issued, 624,228 units at a price of $2.17 per unit for total proceeds of $1,351,916. Each unit consisted of one common share and a one common stock warrant for each share purchased. Each warrant entitles the holder to purchase one additional common share at a price of $3.61 until February 14, 2021.

ii)	issued, 1,094,844 units pursuant to a private placement at a price of $2.43 per unit for total proceeds of $2,657,791. Each unit consisted of one common share and a one common stock warrant for each share purchased. Each warrant entitles the holder to purchase one additional common share at a price of $4.25 until July 26, 2021.

iii)	issued, 284,092 units at a price of $2.66 per unit for total proceeds of $756,372. Each unit consisted of one common share and one common stock warrant for each share purchased. Each warrant entitles the holder to purchase one additional common share at a price of $4.24 until August 9, 2021.

v)	issued 576,834 common shares at a value of $1,410,581 on acquisition of Versus LLC shares (Note 8).

vi)	issued 158,115 common shares pursuant to the exercise of share purchase warrants and stock options for total proceeds of $352,116.

Escrow

At December 31, 2021, 313 common shares (December 31, 2020 – 313) of the Company are held in escrow due to misplaced share certificates originally issued to three individual shareholders.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

c)	Stock options

The Company may grant incentive stock options to its officers, directors, employees, and consultants. The Company has implemented a rolling Stock Option Plan (the “Plan”) whereby the Company can issue up to 10% of the issued and outstanding common shares of the Company. Options have a maximum term of ten years and vesting is determined by the Board of Directors.

A continuity schedule of outstanding stock options is as follows:

	Number Outstanding	Weighted Average Exercise Price
		($)
Balance – December 31, 2018	549,524	3.82
Granted	482,500	4.06
Exercised	(3,125)	2.71
Forfeited	(15,500)	5.17
Balance – December 31, 2019	1,013,399	3.94
Granted	470,083	3.16
Exercised	(3,750)	2.69
Forfeited	(125,907)	4.65
Balance –December 31, 2020	1,353,825	3.70
Granted	960,224	4.87
Exercised	(118,039)	3.32
Forfeited	(254,247)	3.39
Balance – December 31, 2021	1,941,769	4.24

During the year ended December 31, 2021, 960,224 stock options were granted by the Company. During the year ended December 31, 2021, the Company recorded share-based compensation of $2,145,928 (December 31, 2020 - $1,049,135) relating to options vested during the period.

During the year ended December 31, 2020, 470,083 stock options were granted by the Company with a fair value of $906,618 (or $1.93 per option). During the year ended December 31, 2020, the Company recorded share-based compensation of $1,049,135 (December 31, 2019 - $632,542) relating to options vested during the year.

During the year ended December 31, 2019, the Company granted a total of 482,500 stock options with a fair value of $1,299,816 (or $2.69 per option). During the year ended December 31, 2019, the Company recorded share-based compensation of $632,542 relating to options vested during the year.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

The Company used the following assumptions in calculating the fair value of stock options for the years ended:

	December 31, 2021	December 31, 2020	December 31, 2019
Risk-free interest rate	0.04% - 0.47%	0.26-0.37%	1.59%
Expected life of options	5.0 years	2.0 – 5.0 years	5.0 years
Expected dividend yield	Nil	Nil	Nil
Volatility	102% - 128%	79.44% - 87.79%	95.8%

At December 31, 2021, the Company had incentive stock options outstanding as follows:

Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Weighted Average Remaining Life
			($)	(years)

March 17, 2022	13,063	13,063	5.22	0.46
May 18, 2022	5,750	5,750	5.72	0.63
September 14, 2022	74,156	74,156	4.46	0.95
June 6, 2023	14,063	10,889	5.70	1.68
September 4, 2023	12,813	7,455	2.97	1.93
April 2, 2024	106,875	106,875	2.52	2.51
June 27, 2024	6,250	6,250	2.56	2.74
September 27, 2024	300,000	131,250	4.53	2.99
October 22, 2024	12,500	7,345	4.03	3.06
July 24, 2025	242,095	31,178	2.98	3.82
July 31, 2025	166,116	166,116	2.98	3.82
August 10, 2025	12,500	4,840	3.00	3.86
November 19, 2025	15,364	4,186	4.59	3.14
June 1, 2026	56,816	-	7.04	4.72
June 29, 2026	329,500	-	5.65	4.72
August 19, 2026	573,908	-	4.20	3.95
	1,941,769	569,353	4.24	3.65

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

d)	Share purchase warrants

A continuity schedule of outstanding share purchase warrants is as follows:

	Number Outstanding	Weighted Average Exercise Price
		($)
Balance – December 31, 2018	1,468,538	3.64
Exercised	(154,990)	2.09
Expired	(347,732)	2.46
Issued	2,349,365	3.94
Balance – December 31, 2019	3,315,581	4.06
Exercised	(1,056,143)	1.85
Expired	(438,948)	3.33
Issued	872,532	4.85
Balance – December 31, 2020	2,692,622	3.61
Exercised	(1,088,713)	4.21
Expired	(492,461)	4.21
Issued	3,374,682	7.50
Balance – December 31, 2021	4,486,130	6.83

During the year ended December 31, 2021, the Company:

i)	On January 21, 2021, Company completed a public offering and issued 1,472,000 units at a price of $7.50 per unit per unit for total proceeds of $11,040,000. Each unit consisted of one common share, one Unit A warrant and one Unit B warrant, each to purchase one common share for a total of 2,944,000 warrants issued at $7.50 per share until January 21, 2023.

ii)	On January 21, 2021, the Company entered into a debt exchange agreement and exchanged 215,341 shares of common stock for the reduction of $1,615,058 of debt and accrued interest. As part of the agreement the Company also issued 215,341 Unit A warrants and 215,341 Unit B warrants issued at $7.50 per share until January 21, 2023.

During the year ended December 31, 2020, the Company:

iii)	On February 17, 2020, the Company, completed a unit private placement which included 150,000 share purchase warrants exercisable at $4.83 per share for a period of two years. The share purchase warrants were determined to have a fair value of $Nil using the residual value method.

iv)	On July 17, 2020, the Company, completed a unit private placement which included 172,532 share purchase warrants exercisable at $4.71 per share for a period of two years. The share purchase warrants were determined to have a fair value of $41,155 using the residual value method.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

v)	On November 17, 2020, the Company, completed a unit private placement which included 625,000 share purchase warrants exercisable at $4.89 per share for a period of two years.

During the year ended December 31, 2019, the Company:

i)	On February 14, 2019, the Company completed a unit private placement which included 624,228 share purchase warrants exercisable at $3.61 per share for a period of two years. The share purchase warrants were determined to have a fair value of $150,213 using the residual value method.

ii)	On February 14, 2019, the Company completed a unit private placement which included 43,696 broker warrants exercisable at $2.17 per share for a period of two years. The share purchase warrants were determined to have a fair value of $46,505 using the Black Scholes option pricing model.

iii)	On July 26, 2019, the Company completed a unit private placement which included 1,094,844 share purchase warrants exercisable at $4.25 per share for a period of two years. The share purchase warrants were determined to have a fair value of $Nil using the residual method.

iv)	On July 26, 2019, the Company issued 14,088 agent warrants exercisable to purchase additional shares at a price of $4.25 per share for a period of 24 months from closing. The agent warrants were determined to have a fair value of $15,919.

v)	On August 9, 2019, the Company completed a unit private placement which included 284,093 share purchase warrants exercisable at $4.24 per share for a period of two years. The share purchase warrants were determined to have a fair value of $Nil using the residual method.

vi)	The Company issued 288,416 warrants at a value of $119,122 for the acquisition of Newco shares (Note 8).

The Company used the following assumptions in calculating the fair value of the warrants for the period ended:

	December 31, 2021	December 31, 2020
Risk-free interest rate	0.25%	1.77%
Expected life of options	0.7 – 1.76 years	2.0 years
Expected dividend yield	Nil	Nil
Volatility	75%	107.14%
Weighted average fair value per warrant	$3.38	$0.64

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

d) Share purchase warrants (continued)

At December 31, 2021, the Company had share purchase warrants outstanding as follows:

Expiry Date	Warrants Outstanding	Exercise Price	Weighted Average Remaining Life
		($)	(years)
January 20, 2022	1,665,008	7.50	0.05
March 17, 2022	350,000	4.80	0.21
July 17, 2022	172,531	4.71	0.55
November 17, 2022	611,250	4.89	0.78
January 20, 2026	1,687,341	7.50	4.06
	4,486,130	6.83	1.69

14.	RELATED PARTY TRANSACTIONS

The following summarizes the Company’s related party transactions, not disclosed elsewhere in these consolidated financial statements, during the twelve months ended December 31, 2021 and 2020. Key management personnel includes the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and certain directors and officers and companies controlled or significantly influenced by them.

Key Management Personnel	2021	2020
	($)	($)
Short-term employee benefits paid or accrued to the CEO of the Company, including share-based compensation vested for incentive stock options and performance warrants.	335,430	280,177
Short-term employee benefits paid or accrued to the CFO of the Company, including share-based compensation vested for incentive stock options and performance warrants.	447,710	273,439
Short-term employee benefits paid or accrued to a member of the advisory board of the Company, including share-based compensation vested for incentive stock options and performance warrants.	215,706	216,410
Short-term employee benefits paid or accrued to the Vice President of Engineering of the Company, including share-based compensation vested for incentive stock options and performance warrants.	289,290	300,877
Short-term employee benefits paid or accrued to certain directors and officers of the Company, including share-based compensation vested for incentive stock options and performance warrants.	666,586	327,991

Total	1,954,722	1,398,894

Other Related Party Payments

Office sharing and occupancy costs of $67,012 (2020 - $62,616) were paid or accrued to a corporation that shares management in common with the Company.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

14.	RELATED PARTY TRANSACTIONS (continued)

Amounts Outstanding

a)	At December 31, 2021, a total of $302,883 (December 31, 2020 - $551,815) was included in accounts payable and accrued liabilities owing to officers, directors, or companies controlled by them. These amounts are unsecured and non-interest bearing (Note 10).

b)	At December 31, 2021, a total of $2,786,183 (December 31, 2020 - $4,528,549) of long term notes was payable to a director and the CEO of the Company (Note 12).

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

Liquidity risk

The Company’s cash is invested in business accounts which are available on demand. The Company has raised additional capital during the twelve months ended December 31, 2021.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Interest rate risk

The Company’s bank account earns interest income at variable rates and the notes payable bear interest at the prime lending rate. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. A 1% change in interest rates would have no significant impact on profit or loss for the year ended December 31, 2021.

Foreign exchange risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate because of changes in foreign exchange rates. The Company operates in Canada and the United States.

The Company was exposed to the following foreign currency risk as at December 31, 2021 and December 31, 2020:

	December 31, 2021	December 31, 2020
	($)	($)
Cash	162,135	86,800
Lease Obligations	-	(741,868)
Accounts payable and accrued liabilities	(142,726)	(1,092,402)
	19,409	(1,747,470)

As at December 31, 2021, with other variables unchanged, a +/- 10% change in the United States dollar to Canadian dollar exchange rate would impact the Company’s net loss by $1,900 (December 31, 2020 - $220,000).

16.	Management of Capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company. Capital consists of items within equity (deficiency). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company is not subject to any externally imposed capital requirements.

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

There have been no changes to the Company’s approach to capital management during the year ended December 31, 2021.

17.	GEOGRAPHICAL SEGMENTED INFORMATION

The Company is engaged in one business activity, being the development of a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players. Revenue earned during the year ended December 31, 2020 is from one customer based in the United States and receivables of $373,202 were due from that customer. No revenue was earned from the same customer for the year ended December 31, 2021.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

17.	GEOGRAPHICAL SEGMENTED INFORMATION (continued)

Details of identifiable assets by geographic segments are as follows:

	Restricted deposits	Deposits	Goodwill	Property and equipment	Intangible assets

December 31, 2021
Canada	$9,068	$-	$-	$-	$-
USA	-	100,000	6,580,660	326,945	9,172,507

	$9,068	$100,000	6,580,660	$326,945	$9,172,507

December 31, 2020
Canada	$8,851	$-	$-	$34,115	$-
USA	-	98,393	-	447,746	1,737,416

	$8,851	$98,393	-	$481,861	$1,737,416

18.	SUPPLEMENTAL CASH FLOW INFORMATION
	2021	2020	2019
	($)	($)	($)
Non-cash investing and financing activities:
Contribution benefit on low interest rate notes (Note 12)	-	170,329	223,913
Shares issued to acquire Newco shares 1	-	-	1,410,581
Deferred financing costs included in accrued expenses	174,813	398,276	-
Residual value of units	-	42,502	-
Common shares issued to settle debt	1,615,058	-	-
Fair value common shares issued in acquisition	13,184,384	-	-
Interest paid during the year	-	-	42,316
Income taxes paid during the year	-	-	-

19.	LEASE OBLIGATIONS AND COMMITMENTS

Lease Liabilities

$
Lease liabilities recognized as of January 1, 2020	865,076
Lease payments made	(305,023)
Interest expense on lease liabilities	60,112
Foreign exchange adjustment	21,086
Lease liabilities recognized as of January 1, 2021	641,251
Lease payments made	(251,383)
Interest expense on lease liabilities	39,836
Foreign exchange adjustment	(61,820)
367,884
Less: current portion	(239,323)
At December 31, 2021	128,560

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

19.	LEASE OBLIGATIONS AND COMMITMENTS (continued)

On August 1, 2015, the Company entered into a cost sharing arrangement agreement for the provision of office space and various administrative services. In May of 2018, the Company extended the cost sharing arrangement to July of 2022 at a monthly fee of CAD $7,000 plus GST per month.

On September 6, 2017, the Company entered into a rental agreement for office space in Los Angeles, USA. Under the terms of the agreement the Company will pay $17,324 per month commencing on October 1, 2017 until June 30, 2023.

Year	Amount
($)
2022	260,185
2023	131,576

20.	INCOME TAXES

a)	Provision for Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2021	2020	2019
	($)	($)	($)
Loss for the year	(17,847,892)	(6,911,040)	(7,256,326)

Expected income tax (recovery)	(4,819,000)	(1,866,000)	(1,959,000)
Change in statutory, foreign tax, foreign exchange rates and other	294,000	275,000	398,000
Permanent differences	1,107,000	403,000	260,000
Share issue costs	432,000	-	(116,000)
Adjustment to prior years provision versus statutory tax returns	-	(35,000)	3,133,000
Change in unrecognized deductible temporary differences	2,986,000	1,223,000	(1,716,000)
Income tax expense	-	-	-

b)	Deferred Income Taxes

The significant components of the Company’s deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2021	2020	2019
	($)	($)	($)
Non-capital losses carry-forward	11,751,000	7,841,000	6,824,000
Exploration and evaluation assets	1,470,000	1,470,000	1,477,000
Share issuance costs	735,000	109,000	154,000
Debt with accretion	(70,000)	(70,000)	(98,000)
Intangible assets	179,000	1,336,000	1,236,000
Other deferreds	37,000	-	-
Allowable capital losses	3,801,000	3,592,000	3,579,000
Property and equipment	35,000	64,000	59,000
	17,938,000	14,342,000	13,231,000
Unrecognized deferred tax assets	(17,938,000)	(14,342,000)	(13,231,000)

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020, AND 2019 (Expressed in United States dollars)

20.	INCOME TAXES (continued)

b)	Deferred Income Taxes

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

Temporary Differences	2021	Expiry Date Range	2020	Expiry Date Range
	($)		($)
Non-capital losses available for future periods - US	29,390,000	2036 to indefinite	14,880,000	2036 to indefinite
Non-capital losses available for future periods - Canada	20,664,000	2026 to 2040	17,215,000	2026 to 2039
Allowable capital losses	14,077,000	No expiry date	13,304,000	No expiry date
Property and equipment	128,000	No expiry date	273,000	No expiry date
Intangible asset	853,000	No expiry date	6,364,000	No expiry date
Exploration and evaluation assets	5,446,000	No expiry date	5,446,000	No expiry date
Share issuance costs	2,724,000	2040 to 2044	401,000	2040 to 2043

Tax attributes are subject to review, and potential adjustment, by tax authorities.

21.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events after the balance sheet date of December 31, 2021 through March 31, 2022, the date the consolidated financial statements were issued. Based upon its evaluation, management has determined that no subsequent events have occurred that would require recognition in the accompanying consolidated financial statements or disclosure in the notes thereto, except as follows:

i.	On February 28, 2022, the Company completed a public offering and issued 4,375,000 units at a price of $1.60 per unit per unit for total proceeds of $7,000,000. Each unit consisted of one common share and one warrant, to purchase one common share at $1.92 per share until February 28, 2027. In connection with the offering, the Company incurred $221,628 in deferred financing costs as of December 31, 2021.
ii.	On March 1, 2022, the Company converted 171,608 Versus Holdco shares into Versus Systems Inc. shares.
iii.	On March 24, 2022, the Company issued 590,625 shares at a price of $1.48 per unit for total proceeds of $874,125 as a result of the underwriter exercising the overallotment.
iv.	Subsequent to December 31, 2021, the Company extended CAD$520,000 in notes payable to director Brian Tingle and $17,000 in notes payable to CEO Matthew Pierce.