Form 20-F/A
period 2021-12-31
Versus Systems Inc.
filed 2022-08-23
CIK 1701963

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Auditor Name: Ramirez Jimenez International CPAs	Auditor Location: Irvine, CA	Auditor Firm ID: 820

EXPLANATORY STATEMENT

This Amendment No. 1 on Form 20-F (this “Amendment”) to the Annual Report on Form 20-F of Versus Systems Inc. (the “Company,” “we,” “us,” or “our”) filed with the Securities and Exchange Commission on April 1, 2022 (“Form 20-F”) is being filed to address several comments from the Staff of the Securities and Exchange Commission (the “SEC”) relating to our discussion and analysis of our audited financial statements for the year ended December 31, 2021. Accordingly, pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are restating in their entirety the following sections of our Form 20-F: (i) Part I - Item 5 (Operating and Financial Review and Prospects); and (ii) Part III - Item 19 (Exhibits).

This Amendment does not reflect subsequent events occurring after the original filing date of the Form 20-F or modify or update in any way the financial statements, consents or any other items disclosures made in the Form 20-F in any way other than as required to reflect the amendments discussed above. Accordingly, this Amendment should be read in conjunction with the Form 20-F and our other filings with the SEC subsequent to the filing of the Form 20-F.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment also contains new certifications under the Sarbanes-Oxley Act of 2002, which are attached hereto.

PART I

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

Xcite Interactive’s software licensing and production services revenue were impacted by COVID-19 in 2020 and to a lesser extent in 2021. Due to COVID-19 and the audience limitations and restrictions at event venues caused thereby, Xcite’s production services revenue, which is included in our professional services revenue, declined steeply in 2020. As a result, we focused on software licensing and deprioritized production services post-acquisition in 2021. Xcite’s software licensing revenue was $1,588,744 in 2020 and $1,143,195 in 2021, of which $693,090 was recognized after our acquisition of Xcite in June 2021. Its production services revenue was $426,972 in 2020 and $72,724 in 2021, of which $67,724 was recognized after our acquisition of Xcite in June 2021. The 83% decline in production services revenue is primarily due to a decrease in the number of production contracts.

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

Foreign exchange

We have operated to date primarily in the United States and Canada. Foreign exchange loss was $1,087,110 for the year ended December 31, 2021, representing an increase of $1,062,391, or 4,298%, from a loss of $24,719 for the year ended December 31, 2020. The increase in the loss was due to changes in the foreign exchange translation between the U.S. and Canadian dollar. While our revenue and expenses are primarily in the United States dollar, our equity is denominated in the Canadian dollar. As such, our equity is subject to exchange rate fluctuations as the equity must be translated to U.S. dollars each reporting period at historical cost.

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

Net Loss

Primarily for the reasons discussed above, we recorded net losses of $17,847,892 and $6,911,040 in the years ended December 31, 2021 and 2020, respectively. In the 2021 period, we recorded a $9,743,659 warrant derivative loss in the consolidated statement of loss and comprehensive loss on February 1, 2021 when we changed our functional currency from the Canadian dollar (CAD) to the United States dollar (USD). The warrant liability declined throughout 2021 as Canadian dollar denominated warrants were exercised or expired and our stock price declined. The ending change in fair value of the warrant liability was $2,024,580 for the year ended December 31, 2021.

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

PART III

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

Versus Systems Inc.

	By:	/s/ Matthew Pierce
	Name:	Matthew Pierce
Date: August 23, 2022	Title:	Chief Executive Officer