Form 20-F/A
period 2021-12-31
Versus Systems Inc.
filed 2022-09-09
CIK 1701963

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

EXPLANATORY STATEMENT

This Amendment No. 2 on Form 20-F (this “Amendment”) to the Annual Report on Form 20-F of Versus Systems Inc. (the “Company,” “we,” “us,” or “our”) filed with the Securities and Exchange Commission on April 1, 2022 and amended on August 23, 2022 (as amended, “Form 20-F”) is being filed to address comments from the Staff of the Securities and Exchange Commission (the “SEC”) relating to Note 4 to our audited financial statements for the year ended December 31, 2021. Accordingly, pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are restating in their entirety the following sections of our Form 20-F: (i) Part III - Item 18 (Financial Statements), including our audited financial statements referenced therein; and (ii) Part III - Item 19 (Exhibits).

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

PART I

ITEM 18. FINANCIAL STATEMENTS.

Our Annual Financial Statements are included at the end of this Amendment.

1

PART III

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number

2.1	Description of Registered Securities	20-F	5/5/2021	2.1

3.1	Notice of Articles of Versus Systems Inc.	F-1	11/20/2020	3.1

3.2	Articles of Versus Systems Inc.	F-1	11/20/2020	3.1

4.1	Specimen Stock Certificate evidencing common shares.	F-1/A	1/11/2021	4.1

4.2	Warrant Agent Agreement dated January 20, 2021 between Versus System Inc. and Computershare, including forms of Unit A Warrants and Unit B Warrants.	6-K	1/21/2021	99.2

4.3	Representative Warrant Agreement dated January 20, 2021.	F-1/A	12/14/2020	4.3

10.1	Form of Loan Agreement, including form of promissory note, between Versus Systems Inc. and Brian Tingle.	F-1	11/20/2020	10.1

10.2	Form of Loan Agreement, including form of promissory note, between Versus Systems Inc. and The Sandoval Pierce Family Trust Established May 20, 2015.	F-1	11/20/2020	10.2

10.3	Employment Agreement dated as of June 30, 2016 among Versus Systems Inc. (formerly Opal Energy Corp.), Matthew D. Pierce and Versus LLC.	F-1	11/20/2020	10.3

10.4	Employment Agreement dated as of May 1, 2019 among Versus Systems Inc., Craig C. Finster and Versus LLC.	F-1	11/20/2020	10.4

10.5	Employment Agreement dated as of May 1, 2020 among Versus Systems Inc., Keyvan Peymani and Versus LLC.	F-1	11/20/2020	10.5

10.6	Form of Warrant of Versus Systems Inc.	F-1	11/20/2020	10.6

10.7	Versus Systems Inc. 2017 Stock Option Plan.	F-1	11/20/2020	10.7

10.8	Acquisition Agreement dated as of March 16, 2016 among Versus Systems Inc. (formerly Opal Energy Corp.), Versus Systems (Holdco) Corp. (formerly Opal Energy (Holdco) Corp.), Versus LLC and the selling members of Versus LLC	F-1	11/20/2020	10.8

10.9	Software License, Marketing and Linking Agreement dated as of March 6, 2019 between HP Inc. and Versus LLC.	F-1	11/20/2020	10.9

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		*

2

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		*

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		*

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		*

14.1	Code of Conduct and Ethics.	F-1/A	1/11/2021	14.1

15.1	Consent of Davidson & Company LLP		*

15.2	Consent of Ramirez Jimenez International CPAs		*

21.1	List of Subsidiaries of Versus Systems Inc.	F-1	11/20/2020	21.1

24.1	Power of Attorney (included on signature page).

99.1	Charter of the Audit Committee.	F-1/A	1/11/2021	99.1

99.2	Charter of the Compensation Committee.	F-1/A	1/11/2021	99.2

99.3	Charter of the Nominating and Corporate Governance Committee.	F-1/A	1/11/2021	99.3

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
#	Portions of this exhibit have been redacted in compliance with Item 601(b)(10) of Regulation S-K. Schedules, exhibits and similar supporting attachments to this exhibit are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish a supplemental copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

Versus Systems Inc.

	By:	/s/ Matthew Pierce
	Name:	Matthew Pierce
Date: September 8, 2022	Title:	Chief Executive Officer

4

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

Versus Systems Inc.

Consolidated Statements of Financial Position

(Expressed in US Dollars)

	December 31,	December 31,	December 31,
	2021	2020	2019
	($)	($)	($)
ASSETS
Current assets
Cash	1,678,156	2,283,262	76,373
Receivables, net of allowance (Note 5)	123,617	464,873	34,180
Deferred financing costs (Note 3)	174,813	398,276	-
Prepaids	377,926	18,225	21,558
	2,354,512	3,164,636	132,111
Restricted deposit (Note 6)	9,068	8,851	8,853
Deposits	100,000	98,393	99,998
Property and equipment (Note 7)	326,945	481,861	730,560
Goodwill	6,580,660	-	-
Intangible assets (Note 10)	9,172,507	1,737,416	2,140,375
Total Assets	18,543,692	5,491,157	3,111,897

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 11 and 14)	832,399	1,459,707	750,889
Deferred revenue	193,504	-	-
Notes payable - Related Party (Note 12)	2,107,668	2,290,798	-
Lease liability (Note 19)	239,323	209,137	252,789
Current liabilities	3,372,894	3,959,642	1,003,678

Non-current liabilities
Lease liability (Note 19)	128,560	432,114	612,287
Warrant liability (Note 13)	361,055	-	-
Notes payable - Related Party (Note 12)	678,515	2,237,751	3,706,518
Total liabilities	4,541,024	6,629,507	5,322,483

Equity (Deficit)
Share capital (Note 13)
Common shares	110,226,715	82,046,673	74,639,357
Commitment to issue shares (Note 13)	2,703,326	-	-
Class “A” shares	28,247	28,247	28,247
Share subscriptions received in advance	-	-	230,947
Reserves (Note 13)	10,661,294	8,663,301	7,409,092
Cumulative translation adjustment	-	(86,608)	31,020
Deficit	(100,995,333)	(86,596,262)	(80,820,208)
	22,624,249	4,055,351	1,518,455
Non-controlling interest (Note 8)	(8,621,581)	(5,193,701)	(3,729,041)
	14,002,668	(1,138,350)	(2,210,586)
Total Liabilities and Equity	18,543,692	5,491,157	3,111,897

Nature of operations (Note 1)

Commitments (Note 19)

Subsequent events (Note 21)

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on March 31, 2022. They are signed on behalf of the Board of Directors by:

“Matthew Pierce”	“Brian Tingle”
Director	Director

Versus Systems Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US Dollars)

	Year	Year	Year
	Ended	Ended	Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	($)	($)	($)
REVENUES
Revenues	768,650	1,390,018	501,152

EXPENSES
Amortization (Note 7)	304,904	240,820	246,626
Amortization of intangible assets (Note 10)	2,009,714	1,272,435	1,907,306
Consulting fees (Note 3)	582,998	465,252	613,608
Foreign exchange (gain) loss	1,087,110	24,719	29,241
Office and miscellaneous expenses	557,606	255,863	320,318
Interest expense	153,425	234,087	248,508
Professional fees (Note 14)	2,711,916	780,534	335,851
Salaries and wages (Note 11 and 14)	5,202,213	2,564,830	2,451,627
Sales and marketing	879,683	486,249	593,462
Software delivery costs	615,117	257,924	184,350
Share-based compensation (Note 13)	2,145,928	1,049,135	632,542
Total operating loss	(15,481,964)	(6,241,830)	(7,062,287)

Finance expense (Note 12)	(225,196)	(276,602)	(194,039)
Change in fair value of warrant liability (note 13)	(2,024,580)	-	-
Loss on disposal of marketable securities and notes payable	(116,152)	(378,718)	-
Other expense	-	(13,890)	-
Net loss	(17,847,892)	(6,911,040)	(7,256,326)

Other comprehensive loss:
Foreign currency transaction loss	-	(447,302)	(266,048)
Loss and comprehensive loss	(17,847,892)	(7,358,342)	(7,522,374)

Total other comprehensive loss attributable to:
Shareholders	-	(117,629)	(344,516)
Non-controlling interest	-	(329,673)	78,108
	-	(447,302)	(266,408)
Comprehensive loss attributable to:
Shareholders	(14,399,072)	(5,893,682)	(5,521,772)
Non-controlling interest	(3,448,820)	(1,464,660)	(2,000,962)
	(17,847,892)	(7,358,342)	(7,522,734)

Basic and diluted loss per common share attributable to Versus Systems Inc.	(1.01)	(0.59)	(0.74)

Weighted average common shares outstanding	14,292,419	9,724,701	7,032,150

Versus Systems Inc.

Consolidated Statements of Changes in Equity (Deficit)

(Expressed in US Dollars)

	Number of Common Shares	Number of Class “A” Shares	Common Shares	Commitment to issue shares	Class “A” Shares	Reserves	Share subscriptions received	Currency translation adjustment	Deficit	Equity	Non-controlling Interest	Total Equity (Deficit)
			($)	($)	($)	($)	($)	($)	($)	($)	($)	($)

Balance at December 31, 2018	5,717,412	5,057	68,602,732	-	28,247	6,222,348	-	375,536	(72,040,617)	3,188,246	(3,800,711)	(612,465)

Shares issued in private placement	2,003,164	-	4,766,079	-	-	151,535	-	-	-	4,917,614	-	4,917,614
Share subscriptions received	-	-	-	-	-	-	230,947	-	-	230,947	-	230,947
Acquisition of Versus LLC	576,834	-	1,410,581	-	-	119,122		-	(3,602,335)	(2,072,632)	2,072,632	-
Share issuance costs	-	-	(492,151)	-	-	62,498	-	-	-	(429,653)		(429,653)
Contribution benefit	-	-	-	-	-	223,913	-	-	-	223,913	-	223,913
Exercise of warrants	154,990	-	343,703	-	-	(6,220)	-	-	-	337,483	-	337,483
Performance warrants issued	-	-	-	-	-	9,756	-	-	-	9,756		9,756
Exercise of options	3,125	-	8,413	-	-	(6,401)	-	-	-	2,012	-	2,012
Stock-based compensation	-	-	-	-	-	632,542	-	-	-	632,542	-	632,542
Cumulative translation adjustment	-	-	-	-	-	-	-	(344,516)	-	(344,516)	78,108	(266,409)
Loss and comprehensive loss	-	-	-	-	-	-	-	-	(5,177,257)	(5,177,257)	(2,079,069)	(7,256,326)
								-
Balance at December 31, 2019	8,455,525	5,057	74,639,357	-	28,247	7,409,092	230,947	31,020	(80,820,209)	1,518,455	(3,729,041)	(2,210,586)
				-				-			-
Shares issued in private placement	947,532	-	2,870,313	-	-	42,164	-	-	-	2,912,477	-	2,912,477
Share subscriptions received	-	-	230,947	-	-	-	(230,947)	-	-	-	-	-
Contribution benefit	-	-	-	-	-	170,329	-	-	-	170,329	-	170,329
Exercise of warrants	1,056,143	-	3,542,474	-	-	-	-	-	-	3,542,474	-	3,542,474
Shares issued for services and investment	270,636	-	753,583	-	-	-	-	-	-	753,583	-	753,583
Exercise of options	3,750	-	9,999	-	-	(7,419)	-	-	-	2,580	-	2,580
Stock-based compensation	-	-	-	-	-	1,049,135	-	-	-	1,049,135	-	1,049,135
Cumulative translation adjustment	-	-	-	-	-	-	-	(117,629)	-	(117,629)	(329,673)	(447,302)
Loss and comprehensive loss	-	-	-	-	-	-	-	-	(5,776,053)	(5,776,053)	(1,134,987)	(6,911,040)
								-
Balance at December 31, 2020	10,733,586	5,057	82,046,673	-	28,247	8,663,301	-	(86,609)	(86,596,262)	4,055,351	(5,193,701)	(1,138,350)

Shares issued in public offering	1,472,000	-	11,040,000	-	-	-	-	-	-	11,040,000	-	11,040,000
Share issuance costs	-	-	(1,548,277)	-	-	-	-	-	-	(1,548,277)	-	(1,548,277)
Exercise of warrants	96,280	-	379,814	-	-	(22,905)	-	-	-	356,909	-	356,909
Shares issued in exchange for debt	215,341	-	1,615,058	-	-	-	-	-	-	1,615,058	-	1,615,058
Stock-based compensation	-	-	-	-	-	66,616	-	-	-	66,616	-	66,616
Cumulative translation adjustment	-	-	-	-	-	-	-	(93,521)	-	(93,521)	(262,106)	(355,627)
Net loss	-	-	-	-	-	-	-	-	(9,573,290)	(9,573,290)	(995,875)	(10,569,165)
Change in accounting policy - presentation currency (Note 4)	-	-	-	-	-	-	-	180,130		180,130	283,046	463,176
Balance at February 1, 2021	12,517,207	5,057	93,533,267	-	28,247	8,707,012	-	0	(96,169,552)	6,098,975	(6,168,636)	(69,660)

Shares issued in connection with acquisition	1,550,649	-	10,532,735	-	-	-	-	-	-	10,532,735	-	10,532,735
Commitment to issue shares	-	-	-	2,703,326	-	-	-	-	-	2,703,326	-	2,703,326
Shares issued for services	29,307	-	206,614	-	-	-	-	-	-	206,614	-	206,614
Contribution benefit	-	-	-	-	-	-	-	-	-	-	-	-
Exercise of warrants	1,339,053	-	5,555,728	-	-	(108,960)	-	-	-	5,446,768	-	5,446,768
Exercise of options	118,039	-	408,370	-	-	(16,071)	-	-	-	392,299	-	392,299
Stock-based compensation	-	-	-	-	-	2,079,312	-	-	-	2,079,312	-	2,079,312
Loss and comprehensive loss	-	-	-	-	-	-	-	-	(4,825,781)	(4,825,781)	(2,452,945)	(7,278,726)

Balance at December 31, 2021	15,554,255	5,057	110,236,715	2,703,326	28,247	10,661,294	-	0	(100,995,333)	22,624,249	(8,621,581)	14,002,668

Versus Systems Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in US Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2021	2020	2019
	($)	($)	($)
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Loss for the year	(17,847,892)	(6,911,040)	(7,256,326)
Items not affecting cash:
Amortization (Note 6)	30,793	17,937	21,453
Amortization of intangible assets (Note 9)	2,009,714	1,272,435	1,907,306
Amortization of right-of-use assets (Note 7)	304,904	240,820	246,626
Shares issued for services	206,614	242,023	-
Finance expense	225,197	276,602	194,039
Loss on sale of investment	-	378,718	-
Interest expense	39,836	62,076	206,193
Factoring fees	-	38,727	-
Effect of foreign exchange	516,877	(410,189)	(68,676)
Change in fair value of warrant liability	361,055	-	-
Forgiveness on government loan (Note 12)	-	(448,504)	-
Share-based compensation	2,145,928	1,049,135	632,542

Changes in non-cash working capital items:
Receivables	378,976	(430,693)	(30,679)
Prepaids and deposits	(183,390)	3,332	24,161
Deferred revenue	70,333	-	-
Accounts payable and accrued liabilities	(1,152,162)	381,854	(8,311)

Cash used in operating activities	(12,893,217)	(4,236,767)	(4,131,672)

FINANCING ACTIVITIES
Proceeds from notes payable	-	968,674	2,027,457
Proceeds from Government PPP loan	-	638,905	-
Repayment of notes payable	(462,229)	(258,661)	(968,587)
Proceeds from warrant exercises	5,446,769	-	-
Proceeds from share issuances	11,040,000	6,465,288	5,118,196
Proceeds from option exercises	392,299	-	-
Payments for lease liabilities	(282,087)	(305,493)	(270,668)
Receivable factoring costs	-	(38,727)	-
Proceeds from issuance of common shares	-	-	-
Proceeds from subscriptions received in advance	-	-	230,947
Payments of share issuance costs	(1,334,814)	(81,424)	(492,151)

Cash provided by financing activities	14,799,938	7,388,562	5,645,194

INVESTING ACTIVITIES
Acquisition of a business	(85,101)	-	-
Purchase of equipment	(74,478)	-	-
Proceeds from the sale of investments	-	141,928	-
Development of intangible assets	(2,352,248)	(1,086,834)	(1,462,071)

Cash used in investing activities	(2,511,827)	(944,906)	(1,462,071)

Change in cash during the period	(605,106)	2,206,889	51,451
Cash - Beginning of period	2,283,262	76,373	24,922

Cash - End of period	1,678,156	2,283,262	76,373

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

The Company changed its functional currency from the Canadian dollar (“CAD”) to the United States dollar (“USD”) as of February 1, 2021. The change in functional currency coincides with the January 2021 initial public offering and listing on the Nasdaq. Considering Versus’ business activities, comprised primarily of United States dollar revenue and expenditures as well as United States dollar denominated financings, management determined that the functional currency of the Company is the United States dollar. All assets, liabilities, share capital, and other components of shareholders’ equity (deficit) were translated into United States dollars at the exchange rate at the date of change. These changes have been accounted for prospectively. Concurrent with the change in functional currency, on February 1, 2021, the Company changed its presentation currency from the Canadian dollar to the United States dollar. This change in presentation currency is to better reflect the Company’s business activities, comprised primarily of United States dollar transactions. The consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. The consolidated statements of loss and comprehensive loss have been translated into the presentation currency using the average exchange rates prevailing during each quarterly reporting period. All monetary assets and liabilities previously reported in Canadian dollars have been translated into United States dollars as at February 1, 2021 and December 31, 2020 using the period-end noon exchange rates of 0.782 CAD/USD and 0.770 CAD/USD, respectively. As a practical measure, the non-monetary assets and liabilities and comparative shareholders’ equity (deficit) balances were translated at historical rates. The comparative statements of net loss and cash flows were translated at a quarterly average of 0.745 CAD/USD for the year ending December 31, 2020. All resulting exchange differences have been recognized in the foreign currency translation reserve. The effect of applying different exchange rates for the change in functional currency and presentation currency have been included as a reconciling item within the statement of changes in shareholders’ equity (deficit) as at February 1, 2021.

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