Form 20-F
period 2022-12-31
Versus Systems Inc.
filed 2023-03-29
CIK 1701963

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At December 31, 2022, 4,172,171 common shares and were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note-checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Versus Systems Inc.

i

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

This Annual Report includes our audited annual consolidated financial statements, or the “Financial Statements.” Our audited consolidated financial statements for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, the independent, private-sector body that develops and approves IFRS, and Interpretations issued by the International Financial Reporting Interpretations Committee, or IFRIC. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Unless indicated otherwise, our financial information in this Annual Report has been prepared on a basis consistent with IFRS as issued by the International Accounting Standards Board. In making an investment decision, investors must rely on their own examination of our results and consult with their own professional advisors.

The share and per share information in this Annual Report reflects the one-for-16 reverse stock split of our outstanding common shares that became effective on December 15, 2020, and the one-for-15 reverse stock split of our outstanding common shares that became effective on November 9, 2022.

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

Risks Related to Our Business

As we have incurred recurring losses and negative operating cash flows since our inception, and there is no assurance that we will be able to continue as a going concern absent additional financing, which we may not be able to obtain on favorable terms or at all.

We have incurred net losses since our incorporation in 2016 and we cannot be certain if or when we will produce sufficient revenue from our operations to support our costs. Even if profitability is achieved in the future, we may not be able to sustain profitability on a consistent basis. We expect to continue to incur substantial losses and negative cash flow from operations for the foreseeable future. Our future is dependent upon our ability to obtain financing and upon future profitable operations from the sale of our existing and future products.

Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue our operations or obtain funds by entering into agreements on unattractive terms, which would likely have a material adverse effect on our business, stock price and our relationships with third parties with whom we have business relationships, at least until additional funding is obtained. If we do not have sufficient funds to continue operations, we could be required to seek bankruptcy protection or other alternatives that would likely result in our stockholders losing some or all of their investment in us.

We do not have any credit facilities as a source of future funds, and there can be no assurance that we will be able to raise sufficient additional capital on acceptable terms, or at all. We may seek additional capital through a combination of private and public equity offerings, debt financings and strategic collaborations. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. Debt financing, if obtained, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, could increase our expenses and require that our assets secure such debt. Moreover, any debt we incur must be repaid regardless of our operating results.

We are an early, commercial-stage company with a limited operating history.

We were incorporated in 2016 and we have had limited sales to date. As such, we have limited historical financial data upon which to base our projected revenue, planned operating expenses or upon which to evaluate our business and our commercial prospects. Based on our limited experience in developing and marketing our existing products and services as well as launching new products, we may not be able to effectively:

●	drive adoption of our current and future products and services;

●	attract and retain customers for our products and services;

●	provide appropriate levels of customer training and support for our products and services;

●	implement an effective marketing strategy to promote awareness of our products and services;

●	develop, manufacture and commercialize new products or achieve an acceptable return on our manufacturing or research and development efforts and expenses;

●	anticipate and adapt to changes in our market or predict future performance;

●	accommodate customer expectations and demands with respect to our products and services;

●	grow our market share by marketing and selling our products and services to new and additional market segments;

●	maintain and develop strategic relationships with vendors and manufacturers to acquire necessary materials for the production of our existing or future products;

●	adapt or scale our manufacturing activities to meet potential demand at a reasonable cost;

●	avoid infringement and misappropriation of third-party intellectual property;

●	obtain any necessary licenses to third-party intellectual property on commercially reasonable terms;

●	obtain valid and enforceable patents that give us a competitive advantage;

●	protect our proprietary technology; and

●	attract, retain and motivate qualified personnel.

If our products and services fail to achieve and sustain sufficient market acceptance, we will not generate expected revenue and our business may not succeed.

We cannot be sure that our current or future services will gain acceptance in the marketplace at levels sufficient to support our costs. We must successfully develop and commercialize our technology for use in a variety of life science and other applications. Even if we are able to implement our technology and develop products successfully, we and/or our sales and distribution partners may fail to achieve or sustain market acceptance of our products across the full range of our intended life science and other applications. Our sequencing instruments require sequencing kits in order to produce sequencing data at sufficient levels to generate expected revenue. We will have to increase our internal capabilities and to collaborate with other partners in order to successfully expand sales of our sequencing kits in the markets we seek to reach, which we may be unable to do at the scale required to support our business.

We have a relatively limited operating history and limited revenues to date and thus are subject to risks of business development and you have only a limited basis on which to evaluate our ability to achieve our business objective.

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

Our recent organizational changes and cost cutting measures may not be successful.

In January 2023, we implemented reduction-in-force affecting approximately 45% of our workforce. The objective of this workforce reduction was to realign our workforce to meet our needs and to improve operating efficiency and reduce our cash burn. However, these restructuring and cost cutting activities may yield unintended consequences and costs, such as attrition beyond our intended reduction-in-force, a reduction in morale among our remaining employees, and the risk we may not achieve the anticipated benefits of such reduction-in-force measure, all of which may have an adverse effect on our results of operations or financial condition. In addition, while positions have been eliminated, certain functions necessary to our reduced operations remain, and we may be unsuccessful in distributing the duties and obligations of departed employees among our remaining employees. We may also discover the reductions in workforce and cost cutting measures will make it difficult for us to resume development activities we have suspended or pursue new initiatives, requiring us to hire qualified replacement personnel, which may require us to incur additional and unanticipated costs and expenses. As a result of the loss of services of a significant percentage of our personnel, including several of our executive officers, we may be unable to continue our operations and meet our ongoing obligations. Any of these unintended consequences may have a material adverse impact on our business, financial condition, and results of operations.

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

Our remaining liquidity and capital resources may not be sufficient to allow us to fund our ongoing operations, effectively pursue our strategy or sustain our growth initiatives. The report of our independent registered public accountants on our financial statements for the years ended December 31, 2022, 2021 and 2020 stated that our negative cash flows from operations, inability to finance our day-to-day operations through operations and expectation of further losses indicates that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern. If we require additional capital resources, we may seek such funds directly from third party sources; however, we may not be able to obtain sufficient equity capital and/or debt financing from third parties to allow us to fund our expected ongoing operations or we may not be able to obtain such equity capital or debt financing on acceptable terms or conditions. Factors affecting the availability of equity capital or debt financing to us on acceptable terms and conditions include:

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

Our success depends significantly on public and customer tastes and preferences, which can be unpredictable. If we are unable to successfully anticipate customer preferences or increase the popularity of the games that have embedded at our platforms, the per capita revenue and overall customer expenditures may decrease, and thereby negatively impact our profitability. In response to such developments, we may need to increase our marketing and product development efforts and expenditures, we may also adjust our product pricing, we may modify the platform itself, or take other actions, which may further erode our profit margins or otherwise adversely affect our results of operations and financial condition. In particular, we may need to expend considerable cost and effort in carrying out extensive research and development to assess the potential interest in our platform and to remain abreast with continually evolving technology and trends.

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

We have made and will continue to make significant investments in research, development and marketing for existing products, services and technologies, including developing a content promotion platform for brands, new feature sets for our core products, and entirely new products and platforms that we are developing for specific customers, as well as new technology or new applications of existing technology. Investments in new technology are speculative. Commercial success depends on many factors, including but not limited to innovativeness, developer support, and effective distribution and marketing. If customers do not perceive our latest offerings as providing significant new functionality or other value, they may reduce their purchases of our services or products, unfavorably affecting our revenue and profits. We may not achieve significant revenue from new product, service or distribution channel investments, or new applications of existing new product, service or distribution channel investments, for several years, if at all. New products and services may not be profitable, and even if they are profitable, operating margins for some new products and businesses may not be as high as the margins we have experienced historically. Furthermore, developing new technologies is complex and can require long development and testing periods. Significant delays in new releases or significant problems in creating new products or offering new services could adversely affect our revenue and profits.

If we fail to retain existing users or add new users, our results of operations and financial condition may be materially and adversely affected

The size of our users’ level of engagement are critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our products. To the extent that our active user growth rate slows, our business performance will become increasingly dependent on our ability to increase levels of user engagement in current and new markets. If people do not perceive our products to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. A decrease in user retention, growth, or engagement could render us less attractive to video game publishers and developers, which may have a material and adverse impact on our revenue, business, financial condition, and results of operations. Any number of factors could potentially negatively affect user retention, growth, and engagement, including if:

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

Our operations may be disrupted, and its financial results may be adversely affected, by global outbreaks of contagious diseases, including COVID-19.

Global outbreaks of contagious diseases, including the December 2019 outbreak of a strain of coronavirus (“COVID-19”), have the potential to significantly and adversely impact our operations and business. On March 11, 2020, the World Health Organization recognized COVID-19 as a global pandemic. Pandemics or disease outbreaks such as the COVID-19 outbreak may have a variety of adverse effects on our business, including by depressing commodity prices and the market value of our securities and limiting the ability of our management to meet with potential financing sources. Like other technology companies, our business has been adversely affected by the COVID-19 pandemic and measures being taken to mitigate its impact. The pandemic has resulted in widespread adverse impacts on our employees, customers, suppliers and other parties with whom we have business relations. The spread of COVID-19 has had, and continues to have, a negative impact on the financial markets, which may impact our ability to obtain additional financing. A prolonged downturn in the financial markets could have an adverse effect on our business, results of operations and ability to raise capital.

We cannot predict the full impact that global outbreaks of contagious diseases, including COVID-19, will have on our business, cash flows, liquidity, financial condition and results of operations at this time, due to numerous uncertainties. The ultimate impacts will depend on future developments, including, among others, the consequences of governmental and other measures designed to slow the spread of such diseases, the development of effective treatments, the duration of the outbreaks, actions taken by governmental authorities, customers, suppliers and other third parties, workforce availability, and the timing and extent to which normal economic and operating conditions resume.

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

We expect to incur up to 10% of our total expenses from transactions denominated in currencies other than the United States dollar, such as the Canadian dollar, and the British pound. As such, our operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within our control, including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of funds, assets or earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, changes in gaming policies, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property particularly in countries with fewer intellectual property protections, the effects that evolving regulations regarding data privacy may have on our online operations, adverse changes in the creditworthiness of parties with whom we have significant receivables or forward currency exchange contracts, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which our operations are conducted. Our operations may also be adversely affected by social, political and economic instability and by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. If our operations are disrupted and/or the economic integrity of our contracts is threatened for unexpected reasons, our business may be harmed.

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

We expect to incur up to 10% of our expenses in currencies other than the United States dollar; however, a substantial portion of our operating expenses are incurred in United States dollars. Fluctuations in the exchange rate between the U.S. dollar and other currencies may have a material adverse effect on our business, financial condition and operating results. Our consolidated financial results are affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposures arise from current transactions and anticipated transactions denominated in currencies other than United States dollars and from the translation of foreign-currency-denominated balance sheet accounts into United States dollar-denominated balance sheet accounts. We are exposed to currency exchange rate fluctuations because portions of our revenue and expenses are denominated in currencies other than the United States dollar, particularly the Canadian dollar. Exchange rate fluctuations could adversely affect our operating results and cash flows and the value of our assets outside of the United States. If a foreign currency is devalued in a jurisdiction in which we are paid in such currency, then our customers may be required to pay higher amounts for our products or services, which they may be unable or unwilling to pay. Changes in exchange rates and our limited ability or inability to successfully hedge exchange rate risk could have an adverse impact on our liquidity and results of operations.

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

Personal privacy has become a significant issue in the United States and many other countries in which we currently operate and may operate in the future. Many federal, state, and foreign legislatures and government agencies have imposed or are considering imposing restrictions and requirements about the collection, use, and disclosure of personal information obtained from individuals. Changes to laws or regulations affecting privacy could impose additional costs and liability on us and could limit our use of such information to add value for customers. If we were required to change our business activities or revise or eliminate services, or to implement burdensome compliance measures, our business and results of operations could be harmed. In addition, we may be subject to fines, penalties, and potential litigation if we fail to comply with applicable privacy regulations, any of which could adversely affect our business, liquidity and results of operations.

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

Risks Related to Our Common Shares and Our Warrants

Our common shares and Unit A Warrants are listed on The Nasdaq Capital Market and there can be no assurance that we will be able to comply with The Nasdaq Capital Market’s continued listing standards.

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

The trading price of our common shares has been, and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.

Our share price is highly volatile. During the period from January 1, 2022 to December 31, 2022, the closing price of our common shares ranged from a high of $36.48 per share to a low of $0.41 per share. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common shares at or above the offering price and you may lose some or all of your investment.

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

The price of our common shares has not met the requirements for continued listing on the Nasdaq Capital Market. If we fail to regain or maintain compliance with the minimum listing requirements, our common shares will be subject to delisting. Our ability to publicly or privately sell equity securities and the liquidity of our common shares could be adversely affected if our common shares are delisted.

The Nasdaq continued listing standards require, among other things, that the minimum price of a listed company’s stock be at or above $1.00. If the minimum bid price is below $1.00 for a period of more than 30 consecutive trading days, the listed company will fail to be in compliance with Nasdaq’s listing rules and, if it does not regain compliance within the grace period, will be subject to delisting. The bid price of our common shares has recently closed below the minimum $1.00 per share requirement and on January 23, 2023 we received a notification of noncompliance from Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we will be afforded 180 calendar days, or until July 24, 2023, to regain compliance with the bid price requirement. In order to regain compliance, the bid price of our common shares must close at a price of at least $1.00 per share for a minimum of 10 consecutive trading days.

If we are not in compliance by July 24, 2023, we may be afforded a second 180-calendar day compliance period. To qualify for this additional time, we will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq with the exception of the minimum bid price requirement and will need to provide written notice of its intention to cure the deficiency during the second compliance period.

If we do not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that our common shares will be subject to delisting. Delisting from Nasdaq could adversely affect our ability to consummate a strategic transaction and raise additional financing through the public or private sale of equity securities, and would significantly affect the ability of investors to trade our securities and negatively affect the value and liquidity of our common shares. Delisting could also have other negative results, including the potential loss of confidence by employees and the loss of institutional investor interest.

Our common shares have in the past been a “penny stock” under SEC rules, and our Unit A Warrants may be subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock.”

In the past, our common shares were a “penny stock” under applicable SEC rules (generally defined as non-exchange traded stock with a per-share price below US$5.00). While our common shares and Unit A Warrants are not currently considered “penny stock” because they are listed on The Nasdaq Capital Market, if we are unable to maintain that listing and our common shares and/or our Unit A Warrants are no longer listed on The Nasdaq Capital Market, unless we maintain a per-share price above $5.00, our common shares and/or Unit A Warrants will be considered “penny stock.” These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

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

From time to time, certain of our shareholders may be eligible to sell all or some of their common shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, or the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate shareholders may sell freely after six months, subject only to the current public information requirement. Affiliates may sell after six months, subject to the Rule 144 volume, manner of sale (for equity securities), current public information, and notice requirements. Of the approximately 4,172,171 common shares outstanding as of December 31, 2022, approximately 3,665,126 shares are tradable without restriction. Given the limited trading of our common shares, resale of even a small number of our common shares pursuant to Rule 144 or an effective registration statement may adversely affect the market price of our common shares.

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

As we are a reporting company under the Exchange Act, we will be obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common shares.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an emerging growth company, as defined in the JOBS Act. We will be required to disclose significant changes made in our internal control procedures on a quarterly basis.

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

Our principal executive offices in Canada are located at 1558 Hastings Street, Vancouver, British Columbia V6G 3J4 Canada, and our telephone number is (604) 639-4457. Our principal executive offices in the United States are located at 6701 Center Drive West, Suite 480, Los Angeles, CA 90045, and our telephone number at that address is (424) 226-8588. Our website address is www.versussystems.com. The information on or accessed through our website is not incorporated in this prospectus. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

B. Business Overview

We offer a suite of proprietary business-to-business software tools that drive user engagement through gamification and rewards. These tools allow our partners to offer in-game prizing and rewards, including merchandise, coupons, digital goods, and sweepstakes entries - inside their websites, their venues, or their streaming media content.

Our customers, who are mostly sports teams, venues, and advertising agencies, typically use our products as part of their live events or as part of an advertising campaign with the goal of engaging fans, increasing consented first-party data, and increasing sales.

End users of our products earn prizes by registering on our system and completing in-content challenges like trivia, polls, or casual mobile games. Players can use our system to play a variety of games and earn wide range of prize types, including coupons, sweepstakes-style prizes, consumer packaged goods (“CPG”) downloadable content (“DLC”), or web3 prizing. We are constantly upgrading our gamification and rewards products, including our in-venue XEO and Filter Fan Cam products for live events, and our new stand-alone “Winfinite” product that can be used by brands, advertising agencies, and content partners to reach potential customers anytime, anywhere, on any device. We also have a growing IP portfolio that creates future licensing and product development opportunities including our recently allowed Artificial Intelligence (“AI”) and Machine Learning (“ML”) series of patent claims.

With the acquisition of Xcite Interactive in June of 2021, we acquired a number of key pieces of technology as well as relationships that have helped to drive our engagement and rewards business, including a live events fan engagement business that has partnered with professional sports franchises across the National Football League (“NFL”), the National Basketball Association (“NBA”), the National Hockey League (“NHL”) and others to increase audience engagement using interactive gaming functions like trivia, polling, and casual games that can be played alongside live experiences whether a player is at-home, in a restaurant, or in-venue at the event itself. Our three largest customers in 2022 were the Edmonton Oilers, the Arizona Coyotes, and ENT Marketing, a marketing agency that used our platform to promote Coca-Cola products. The Xcite acquisition also helped us to grow our software licensing business - taking the in-venue fan engagement tools and methods developed by Xcite and its team over decades, and productizing those tools in a scalable way that allows content partners of all types and sizes to engage with fans and customers in measurable, effective ways, collecting consented user data and driving new, incremental sales.

We now have three principal stand-alone scalable software products that can be used across a wide variety of applications. Our eXtreme Engagement Online or “XEO” platform is designed primarily for in-venue main-board work in stadiums and arenas. Our Filter Fan Cam (FFC) platform is an Augmented Reality filtering tool that can be used for mobile and in-venue, applications. And we have recently launched our stand-alone gaming and prizing product that we call “Winfinite,” which allows brands, media companies, and advertising agencies to reach out to customers directly on their mobile devices, increasing engagement, driving consented user data, and increasing sales both in-store and online viha ecommerce channels. We license these three software products to teams, leagues, ad agencies, ecommerce partners, and other content creators - creating a recurring revenue stream that supplements our professional services and advertising revenues. In addition to providing improved consumer engagement with games and features like trivia and polling, XEO, FFC, and Winfinite provide improved analytics and flexibility for our content partners that want to engage directly with fans and future customers in real-time.

We are able to provide our customers with improved fan engagement, data, and increased product sales by not only reaching out to those fans that are in-venue on game day, but also to those watching at home on TV, or other devices. With XEO, FFC, and Winfinite, fans can interact with teams, their favorite influencers, or their favorite brands, while competing for prizes and rewards anytime, no matter where they are. The Versus engagement and rewards model now extends beyond college and professional sports to awards shows, reality TV, or even streaming content on platforms like YouTube, Twitter, and Twitch. We have also worked with event sponsors, conventions, theme parks and restaurants to drive engagement and sales.

We believe our products provide real benefit for three key target groups: content providers, brands and agencies, and fans/players/customers. By providing interactivity and in-content rewards, content providers see more frequent sessions and longer session times from their users and viewers. Consumer brands offering sponsorships and in-content prizes or rewards within our interactive experiences see improved brand recall and brand affinity, as well as prolonged and increased interest from players and consumers who view their goods as a positive “win” within their viewing experience. Customers are more likely to share their data and make repeat purchases both in-venue and online via ecommerce when brands use this gamification and rewards model. Players, viewers, and consumers who interact alongside their favorite content, especially players who play for real-world rewards, show an increased desire to interact with such content, which increases the value of the content as a supplier of prizing opportunities, of the brands that offer the prizes, and of the experience itself as an interactive and desirable challenge for players and viewers.

We monetize our gamification and rewards products in a number of ways including: Licensing the technology to our partners for events, campaigns, or seasons; adding a Cost Per Click (“CPC”), or Cost Per Action (“CPA”), “performance marketing” element that scales with each game played, each reward redeemed, or each new registered user added. We can also charge our partners for professional services like developing bespoke game elements or creating custom data reports.

Our Strengths

While we believe our overall value is generated from our ability to directly increase player and viewer engagement, we see the following as our core strengths:

●	Our Technology is Robust, Scalable and Flexible. We have architected multiple products that will allow any content publisher to integrate real-world prizes into their system, allowing any brand or agency to place their products, discounts, codes and coupons into an earned-rewards framework. We have software development kits that are compatible with millions of games, and apps, as well as ways to work with iOS and Android devices, PCs, consoles, Apple TVs, and other peripherals. The back end of our platform is built in Elixir by some of the world-experts in that language. The Elixir back end allows the type of massively scalable system that will be required for media partners, teams, ecommerce companies, AAA games, and app developers with millions of users. The strengths of the code base are its ability to manage huge numbers of concurrent users with localized failure — such that if there is an issue with a single player’s match it does not affect larger portions of the system. We can add new features, new games or entire new verticals easily. We can also adapt to changing regulatory environments around prizing, sweepstakes, privacy and other issues by managing our products to optimize for player, prize, and game type. Our Dynamic Regulatory Compliance system is the direct result of years of thoughtful system architecture and development — an achievement that we believe sets us apart from competitors.

●	Our Intellectual Property portfolio is Strong and Growing. We have been issued multiple key patents from the U.S. Patent and Trademark Office (USPTO) with over 100 granted claims around how to manage large multiplayer events and how to offer players prizes in-game, at scale. We have been awarded claims covering how to maintain and promote competitive balance in multiplayer games, how to use multi-factor tests to serve up only relevant prizing on a per-player basis, how to use a player’s location, game, and age to determine eligibility for certain kinds of prizes in certain kinds of single player games, competitive games, tournaments, synchronous and asynchronous matches. We have also filed, and have gotten a notice of allowance, for additional claims around using Artificial Intelligence (AI) and Machine Learning to optimize personalized rewards for end users, while increasing the efficacy of ad campaigns for brands and advertising partners. We have several other patent filings in various stages at the USPTO and we are working with our technology and legal teams to develop new and defensible IP in this space. We want to be the only real solution for global in-game and in-app rewards.

●	The Support of Our Partners Helps Us Grow. Our engagement platform has been used by professional sports franchises across MLB, the NHL, the NBA and the NFL as well as dozens of other global sporting events worldwide. In the last year, we have also added advertising agencies, retail partners, and ecommerce brands to our user base. As we grow our customer list, we believe we will become a more desirable partner for any brand, media company, or advertising partner that wants to reach engaged fans. We expect to leverage that position to increase our transactional revenues exponentially while staying on a capital-efficient low-cost trajectory.

●	Choice and Earned-Rewards is a Better Model for Players, Viewers, and Customers. While we sell our ad units to agencies, brands, teams, and companies that seek to reach their most valuable customers, our primary goal will always be to make games and media experiences more fun. Our objective is to build ad units, games, and interactive experiences that do not increase viewer/player churn, but in fact increase fan engagement. We believe our focus on how the player views the experience — offering them choice and an opportunity to both earn the reward and achieve the gratification of a successful win — will be the key differentiator in the in-game and in-app advertising market. While other competitors in the advertising industry may have more reach at the moment, we believe the increasing number of players who want the superior experience of rewards rather than banner ads, commercials and un-skippable videos will ultimately win out.

●	Our Team is Diverse, Accomplished, and Effective. We have brought together experts in the game industry, software development, advertising, product design and development, and corporate finance. Our board of directors includes, Keyvan Peymani, who has been an executive at Warner Bros, Amazon, and Cirque du Soleil. Jennifer Prince, one of our directors, is the Chief Commercial Officer for the Los Angeles Rams. Shannon Pruitt is the Global Chief Content and Partnerships Officer at Stagwell. Our advisory board includes the former Vice President of Revenue for Activision Blizzard, the Chief Executive Officer of Radley Media, and a number of veterans of the global gaming industry. Our designers and engineers have built hundreds of successful products from games and apps, including the NFL.com fantasy football platform. Our production services team has supported the Super Bowl, the Stanley Cup, the Olympics, and myriad other world-class events. We are curious, creative, community-oriented problem solvers who have come together to make a world-class software solution. As a result, we have won multiple awards as one of the best places to work in Los Angeles, and one of the best places to work anywhere for millennial women. We are extremely proud of our team and our culture. We believe it allows us to hire, retain, promote and develop the very best talent.

Our Growth Strategy

While other forms of advertising technology focus mostly upon increasing monetization solely for the advertiser, we believe we change the universe of beneficiaries significantly. Our approach of gamification and rewards creates simultaneous wins for content providers, brands, and consumers. We believe today’s audiences seek real, personal, contextual, interactive, and rewarding engagement. There is no shortage of content choice in the market. Going forward, all forms of content from apps to streaming content to video games to live events to television both linear and over the top (OTT) will be forced to find new ways to reach audiences with content that matters. At the same time, brands and agencies need new ways to reach customers as those audiences have an increasing number of non-ad-supported media choices as well as a more skeptical position on advertising than they have ever had in the past. This is especially true now in a post-cookies universe where brands must get consented data directly from users rather than buying data that has been mined by social media companies. We believe the only way to get that data is to create engaging, rewarding experiences for end-users and customers, that provide them with real value in exchange for their data. We recognize that keeping engagement high, keeping content personal, contextual, choice-based, interactive, and rewarding, is the key to making great content — and also great ads. This approach of creating gamified, rewarded products has an opportunity to change what Statista estimates as a $600 billion-dollar global advertising industry — focusing on making content more fun and changing the negative associations that users have with traditional media advertising. By creating prizing opportunities, brand introductions mean a chance to win something that matters, rather than switching to another tab, source, or device while waiting for selected content to return.

Our growth strategy can be summarized into three areas: grow the audience, grow the prize provider pool, and then constantly iterate and improve.

The key elements of our long-term growth strategy include:

●	Increase Applications and Verticals. To grow our user base, we will seek to increase the number of games, applications and content providers that have integrated our platform across an increasing number of industries. Part of that process will involve making our platform easier to integrate into the wide variety of media, which we are doing, but the rest is putting our value proposition in front of a larger group of app developers, content creators, and entertainment properties. Integrating into new categories and industries allows us a greater pool of potential applications with which to integrate, and therefore a greater pool of potential users. We intend to focus on ecommerce, gaming, streaming media (including OTT services), and in-venue applications including live events, but may seek to expand to other verticals as opportunities arise. We believe this will significantly grow our user base.

●	Integrate into More Devices and Software Languages. Our platform is currently available in applications running on laptops and desktops, as well as in mobile devices powered by iOS and Android operating systems. We also deliver our software platform experiences via mobile web applications. We strive to make our rewards platform available to, and compatible with, all kinds of devices. The current engineering roadmap includes additional support for the hundreds of millions of users of social media platforms, such as Twitch and YouTube, as well as shopping platforms like Shopify.

●	Develop a Global Reach. We intend to deepen our penetration of the U.S. market. However, we believe there is significant opportunity for expansion of our offerings into the rest of the world. In August 2020, our platform became available for the first time in China, and throughout 2021 and 2022, we expanded our platform into India, Mexico, and the UK. In 2023, we plan to continue our expansion in Asia, Europe, and Latin America. Because our platform is built to optimize value for a players based on their location, we believe we are uniquely positioned to offer location-specific rewards and prizes for players all over the world. As we move into new geographies, we believe we will gain new players and new brands and prize providers that can offer real, local value.

●	Add More Prizing Partners. Increasing the number of prize providers is the largest growth area for our company and the one that we believe will be the most lucrative. We have built out a sales team to pursue both agencies and individual vendors who may want to use our platform to promote their businesses. At the same time, we are also working to make our tools easier for prizing partners to use — including building functionality for businesses that use e-commerce platforms such as the Shopify platform, and for others who want to self-direct their prizing campaigns.

●	Constantly Improve Outcomes. We are dedicated to improving the quality of the outcomes for our partners. We have developed a number of tools to evaluate the efficacy of each advertising campaign, and part of our value to our brand partners is providing them with anonymized but actionable information on each of their campaigns on our platform. Our analytics are focused on response rates, transaction rates, customer acquisition cost, and many other aspects of the step-by-step funnel from activation to registration, all the way through to lifetime customer value. We continually review outcomes and if there is a way to improve the transaction rate — to get winners, players or viewers to engage with our brand partners while retaining our core goal of making the media more fun — then we will make the necessary changes to improve those outcomes. This core tenet of our approach requires dedication to research, player and user outreach, surveys, and constant design improvements. We believe this strategy will produce yields in loyalty, affinity and Return on Ad Spend (ROAS) for our partners, which will drive future growth.

●	Develop New Technologies, Approaches and Intellectual Property. We are constantly learning. And in the fast-growing technology sector, we are always looking for ways to use new tools to improve our products and our outcomes. In the last three years we have added Augmented Reality products like Filter Fan Cam, we have added capability for in-game/online and Web3 prizing, we have grown from live-events to always-on anytime/anywhere, and we have filed, and been allowed, patent claims for using Artificial Intelligence and Machine Learning to improve both player and content-partner outcomes. We are confident that our commitment to research and development will have long-term benefits for our partners, users, and shareholders.

●	Grow Revenues and Market Share. We are always looking for opportunities to grow through selective acquisitions and while much of our current roadmap is devoted to organic growth, we are also aware of a number of potential partnerships through which we may gain market share through inorganic growth via selective acquisition. Performance marketing, streaming media, AI, and gaming are all growing fields, as is interactive media advertising, and there may be opportunities to grow our sales team, our service offerings, and our reach through acquisition.

Our Services

In addition to licensing our gamification and rewards products including XEO, FFC, and Winfinite, we provide the following services to our partners and customers:

●	Professional Services: Integration, Customization, and Production. Our patented platform can be integrated into games and interactive media through a number of methods including web-frames, and Software Development Kits (SDKs), including SDKs for iOS, Android, Unity, C++ and others. We have worked with partners such as HP to develop bespoke instances of our rewards platform, as we did with their OMEN Rewards system available inside HP OMEN and Pavilion gaming desktop and laptops. We also offer professional design, development and platform integration services to content partners who seek more bespoke solutions. A majority of our professional sports team partners, and some of our advertising partners, use some degree of customization in the application of our engagement platforms. We also offer live-event production services, and sweepstakes/prizing support to assist with the implementation of our products.

●	Analytics and support for in-venue products XEO and FFC. Our in-venue fan engagement products are used at a variety of live-event and other entertainment focused properties like stadiums and arenas, but they can also be used at conferences, theme parks, and restaurants to increase audience and customer engagement. Content partners, including professional sports teams, can use XEO and FFC in conjunction with their existing video screens, “jumbotrons”, “halo boards”, “main boards”, as well as branded apps to reach potential customers with games and interactive experiences that enhance the live event.

●	Support and Analytics for Winfinite, our Click-Play-Win Product. Winfinite is a Click-Play-Win interactive advertising tool that increases awareness, affinity, data, and incremental sales. It allows content creators, marketers, agencies, and other advertisers to increase customer acquisition and loyalty through a combination of games and rewards. Our customers use Click Play Win to create interactive advertisements that offer coupons and rewards. The product is compatible with a number of digital platforms and can be integrated into customers’ existing advertising campaigns. Click-Play-Win is designed to increase customer transactions and also increase the collection of zero-party data, which is first-party data that is consensually provided by consumers directly to advertisers. Consumers are incented to provide their data inside Winfinite as they register to play games for prizes and rewards that may include coupons, real-world goods and services, sweepstakes entries, and digital goods including downloadable content for games, digital collectibles, and web3 products.

●	Advertising services. In connection with the placement or licensing of our engagement and rewards platforms, we market our services to brand partners to place their products, discounts, or coupons into Versus-enabled content so that users, viewers and players can earn those rewards for their in-game or in-app behavior. When providing those services, we typically charge the brand only when a player attempts to win one of the brand’s proffered prizes, or when a new customer has registered and consented to be contacted by the brand in the future. However, in certain cases we may also charge on a CPC, CPE or a CPA model.

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

Competition

Interactive media, live-events, in-venue advertising, and rewarded advertising are all highly competitive businesses, characterized by increasing product introductions and rapidly-emerging new platforms and technologies. With respect to competing for customers for our platform, we will compete primarily on the basis of functionality, quality, brand and customer reviews. We will compete for platform placement based on these factors, as well as our relationship with the content owner, historical performance, perception of sales potential and relationships with owners and licensors of brands, properties and other content.

We believe that our small size will provide us some amount of a competitive edge in the near term as we are able to make quick decisions to take advantage of customer preferences and emerging technologies like AI.

With respect to our prizing and rewards platform, we compete with a continually increasing number of companies, including industry leaders such as TapJoy, Honey, Rakuten, and Otello who make their money largely on the free-to-play or free-to-use distribution of coupons and rewards. Beyond these direct competitors, we face a certain amount of competition from pay-to-play “rewards” companies like Skillz, FanDuel, or DraftKings that also use games and monetary rewards to drive user growth – although in their case, they derive the majority of their revenues directly from users rather than brands and sponsors.

We also face increased competition from large media and technology companies with significant online presences, such as Apple, Alphabet/Google, Amazon, Meta, Microsoft, Netflix Shopify, or Yahoo, as those companies move to expand their interactive offerings. This competition could increase if these larger industry players begin to add prizing or rewards into their offerings.

We are also aware of the increasing role of AI in the personalized content space, including personalized advertising. We have been researching the space for a number of years and have been filing IP with the USPTO to protect our uses of AI and ML in trying to optimize both the player and partner experience, but we are aware that the AI space is filled with larger, and better-funded teams, including those from Microsoft, Google, and others.

In addition, given the open nature of the development and distribution for smartphones and tablets, we also compete or will compete with a vast number of small companies and individuals in all of our segments who are able to create and launch software programs and platforms for these devices using relatively limited resources and with relatively limited start-up time or expertise.

Most of our competitors and our potential competitors have one or more advantages over us, including:

●	significantly greater financial and personnel resources;

●	stronger brand and consumer recognition;

●	longer and larger customer histories, including much more consented first-party data;
●	larger datasets from which to derive customer behavior patterns and AI training data;

●	the capacity to leverage their marketing expenditures across a broader portfolio of mobile and non-mobile products;

●	more substantial intellectual property of their own;

●	lower labor and development costs and better overall economies of scale; and

●	broader distribution and presence.

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

C. Organizational Structure

The following chart reflects our organizational structure (including the jurisdiction of formation or incorporation of the various entities):

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest
Versus Systems (Holdco), Inc.	United States	81.9%
Versus Systems UK, Ltd	United Kingdom	81.9%
Versus, LLC	United States	81.9%
Xcite Interactive, Inc.	United States	100%

D. Property, Plants and Equipment

Our principal executive offices are located at 1558 West Hastings Street, Vancouver, BC V6G 3J4 Canada and our principal offices in the United States are located at 6701 Center Drive West, Suite 480, Los Angeles, CA 90045. All of the facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our material, tangible fixed assets, including facilities leases follows:

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2022, 2021 and 2020 in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report.

Overview

We offer a suite of proprietary business-to-business software tools that drive user engagement through gamification and rewards. These tools allow our partners to offer in-game prizing and rewards, including merchandise, coupons, digital goods, and sweepstakes entries - inside their websites, their venues, or their streaming media content. Our customers, who are mostly sports teams, venues, and advertising agencies, typically use our products as part of their live events or as part of an advertising campaign with the goal of engaging fans, increasing consented first-party data, and increasing sales.

End users of our products earn prizes by registering on our system and completing in-content challenges like trivia, polls, or casual mobile games. Players can use our system to play a variety of games and earn wide range of prize types, including coupons, sweepstakes-style prizes, consumer packaged goods (“CPG”) downloadable content (“DLC”), or web3 prizing. We are constantly upgrading our gamification and rewards products, including our in-venue XEO and Filter Fan Cam products for live events, and our new stand-alone “Winfinite” product that can be used by brands, advertising agencies, and content partners to reach potential customers anytime, anywhere, on any device. We also have a growing IP portfolio that creates future licensing and product development opportunities including our recently allowed Artificial Intelligence (“AI”) and Machine Learning (“ML”) series of patent claims.

With the acquisition of Xcite Interactive in June of 2021, we acquired a number of key pieces of technology as well as relationships that have helped to drive our engagement and rewards business, including a live events fan engagement business that has partnered with professional sports franchises across the National Football League (“NFL”), the National Basketball Association (“NBA”), the National Hockey League (“NHL”) and others to increase audience engagement using interactive gaming functions like trivia, polling, and casual games that can be played alongside live experiences whether a player is at-home, in a restaurant, or in-venue at the event itself. Our three largest customers in 2022 were the Edmonton Oilers, the Arizona Coyotes, and ENT Marketing, a marketing agency that used our platform to promote Coca-Cola products. The Xcite acquisition also helped us to grow our software licensing business - taking the in-venue fan engagement tools and methods developed by Xcite and its team over decades, and productizing those tools in a scalable way that allows content partners of all types and sizes to engage with fans and customers in measurable, effective ways, collecting consented user data and driving new, incremental sales.

We now have three principal stand-alone scalable software products that can be used across a wide variety of applications. Our eXtreme Engagement Online or “XEO” platform is designed primarily for in-venue main-board work in stadiums and arenas. Our Filter Fan Cam (FFC) platform is an Augmented Reality filtering tool that can be used for mobile and in-venue, applications. And we have recently launched our stand-alone gaming and prizing product that we call “Winfinite,” which allows brands, media companies, and advertising agencies to reach out to customers directly on their mobile devices, increasing engagement, driving consented user data, and increasing sales both in-store and online viha ecommerce channels. We license these three software products to teams, leagues, ad agencies, ecommerce partners, and other content creators - creating a recurring revenue stream that supplements our professional services and advertising revenues. In addition to providing improved consumer engagement with games and features like trivia and polling, XEO, FFC, and Winfinite provide improved analytics and flexibility for our content partners that want to engage directly with fans and future customers in real-time.

We are able to provide our customers with improved fan engagement, data, and increased product sales by not only reaching out to those fans that are in-venue on game day, but also to those watching at home on TV, or other devices. With XEO, FFC, and Winfinite, fans can interact with teams, their favorite influencers, or their favorite brands, while competing for prizes and rewards anytime, no matter where they are. The Versus engagement and rewards model now extends beyond college and professional sports to awards shows, reality TV, or even streaming content on platforms like YouTube, Twitter, and Twitch. We have also worked with event sponsors, conventions, theme parks and restaurants to drive engagement and sales.

We believe our products provide real benefit for three key target groups: content providers, brands and agencies, and fans/players/customers. By providing interactivity and in-content rewards, content providers see more frequent sessions and longer session times from their users and viewers. Consumer brands offering sponsorships and in-content prizes or rewards within our interactive experiences see improved brand recall and brand affinity, as well as prolonged and increased interest from players and consumers who view their goods as a positive “win” within their viewing experience. Customers are more likely to share their data and make repeat purchases both in-venue and online via ecommerce when brands use this gamification and rewards model. Players, viewers, and consumers who interact alongside their favorite content, especially players who play for real-world rewards, show an increased desire to interact with such content, which increases the value of the content as a supplier of prizing opportunities, of the brands that offer the prizes, and of the experience itself as an interactive and desirable challenge for players and viewers.

We monetize our gamification and rewards products in a number of ways including: Licensing the technology to our partners for events, campaigns, or seasons; adding a Cost Per Click (“CPC”), or Cost Per Action (“CPA”), “performance marketing” element that scales with each game played, each reward redeemed, or each new registered user added. We can also charge our partners for professional services like developing bespoke game elements or creating custom data reports.

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

A. Operating Results

Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,
	2022	2021

Statement of Operations and Comprehensive Income (Loss) Data:
Revenue	$1,108,840	$768,650
Amortization	273,309	304,904
Amortization of intangible assets	2,937,423	2,009,714
Consulting fees	861,924	582,998
Foreign exchange (gain) loss	(45,985)	1,087,110
Impairment of goodwill and other intangible assets	8,254,000	-
Office and miscellaneous expenses	1,011,693	557,606
Interest expense	122,992	153,425
Professional fees	1,041,293	2,711,916
Salaries and wages	5,923,782	5,202,213
Sales and marketing	144,057	879,683
Software and delivery costs	1,079,387	615,117
Share-based compensation	1,567,583	2,145,928
Operating loss	(22,062,618)	(15,481,964)
Finance expense	(60,770)	(225,196)
Change in fair value of warrant liability	361,055	(2,024,580)
Loss on disposal of shares	-	(116,152)
Net loss	$(21,762,333)	$(17,847,892)

Other comprehensive loss:
Foreign currency translation (gain) loss	(154,970)	-
Loss and comprehensive loss	$(21,607,363)	$(17,847,892)

Net loss per share (basic and diluted) attributed to Versus Systems Inc.	$(11.63)	$(15.11)

Revenue

Our revenues are derived from three primary sources: software licensing, professional services and advertising. Revenue was $1,108,840 for the year ended December 31, 2022, representing an increase of $340,190, or 44%, from $768,650 for the year ended December 31, 2021. The increase was primarily due to a full year of Xcite revenue compared to six months in 2021.

Amortization of intangible assets

Our intangible assets are comprised of the following: customer relationships, tradename, and developed technology assets from the Xcite acquisition; Xcite XEO platform and games; and a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players. Amortization expense was $2,937,423 for the year ended December 31, 2022, representing an increase of $927,709, or 46%, from $2,009,714 for the year ended December 31, 2021. The increase was primarily due to a full year of Xcite’s intangible assets compared to six months in 2021.

Consulting Fees

Consulting fees were $861,924 for the year ended December 31, 2022, representing an increase of $278,926 or 48%, from $582,998 for the year ended December 31, 2021. The increase was primarily due to the addition of quality assurance, business development, and contracts management contractors, partially offset by a reduction in Xcite game day contractors.

Foreign exchange

We have operated to date primarily in the United States and Canada. Foreign exchange gain was $45,985 for the year ended December 31, 2022, representing a decrease of $1,133,095, or 104%, from a loss of $1,087,110 for the year ended December 31, 2021. The decrease in the loss was due to changes in the foreign exchange translation between the U.S. and Canadian dollar.

Impairment of goodwill and other intangible assets

Impairment of goodwill and other intangible assets was $8,254,000 for the year ended December 31, 2022, representing an increase of $8,254,000 from $0 for the year ended December 31, 2021. A number of factors influenced the performance of Xcite Interactive in 2022, including reduced revenue projections, the time and cost involved in creating custom games, the departure of key Xcite employees, and the competitive landscape of the fan engagement industry. As a result, we engaged a third-party to conduct an impairment analysis as of December 31, 2022, which resulted in an $8,254,000 impairment loss.

Office and miscellaneous expenses

Office and miscellaneous expenses were $1,011,693 for the year ended December 31, 2022, representing an increase of $454,087, or 81%, from $557,606 for the year ended December 31, 2021. The increase was primarily due to increased travel and conference expenses, an $85,000 lawsuit settlement, a one-time write off related to Xcite acquisition holdback shares, and an entire year of Xcite expenses compared to six months in 2021.

Professional Fees

Professional fee expense was $1,041,293 for the year ended December 31, 2022, representing a decrease of $1,670,623, or 62%, from $2,711,916 for the year ended December 30, 2021. The decrease was primarily due to one-time legal expenses related to the Xcite acquisition and expenses related to the initial public offering in 2021.

Salaries and wages

Salaries and wages was $5,923,782 for the year ended December 31, 2022, representing an increase of $721,569, or 14%, from $5,202,213 for the year ended December 31, 2021. The increase was primarily due to hiring additional employees, primarily software engineers, and a full year of the employees obtained through the Xcite acquisition compared to six months in 2021.

Sales and marketing

Sales and marketing expense was $144,057 for the year ended December 31, 2022, representing a decrease of $735,626, or 84%, from $879,683 for the year ended December 31, 2021. The decrease was primarily due to decreased spending on market awareness advertising campaigns.

Software and delivery costs

Software and delivery costs expense was $1,079,387 for the year ended December 31, 2022, representing an increase of $464,270, or 75%, from $615,117 for the year ended December 31, 2021. The increase was primarily due to a full year of Xcite’s software costs compared to six months in 2021.

Share-based compensation

Share-based compensation expense was $1,567,583 for the year ended December 31, 2022, representing a decrease of $578,345, or 27%, from $2,145,928 for the year ended December 31, 2021. The decrease was primarily due to the timing of options vesting and a decrease in the fair value of options issued.

Loss from Operations

Loss from operations was $22,062,618 for the year ended December 31, 2022, representing an increase of $6,580,654, or 43%, from $15,481,964 for the year ended December 31, 2021. The increase was primarily due to the impairment of goodwill and other intangible assets. Excluding the impairment loss, the loss from operations decreased 1,673,346, or 11% during the period. Increases in salaries and software costs related to one full year of Xcite were offset by decreases in the foreign exchange loss and one-time legal fees associated with the 2021 Xcite acquisition.

Change in fair value of warrant liability

Change in fair value of the warrant liability was $361,055 for the year ended December 31, 2022, representing a decrease of $2,385,635, from ($2,024,580) for the year ended December 31, 2021. The warrant liability was a result of having warrants in Canadian dollars and the change in functional currency to the United States dollar on February 1, 2021. The Canadian warrants expired in November 2022.

Loss on Disposal of Marketable Securities

Loss on disposal of marketable securities was $0 for the year ended December 31, 2022, representing a decrease of $116,152, or 100%, from $116,152 for the year ended December 31, 2021. In 2021, we issued common shares in exchange for the principal reduction of debt and recorded a loss.

Comparison of Results of Operations for the Years Ended December 31, 2021 and 2020

The following table summarizes our results of operations for the years ended December 31, 2021 and 2020:

	2021	2020

Statement of Operations and Comprehensive Income (Loss) Data:
Revenue	$768,650	$1,390,018
Cost of Sales	-	-
Amortization (Note 6)	304,904	240,820
Amortization of intangible assets (Note 8)	2,009,714	1,272,435
Consulting fees (Note 12)	582,998	465,252
Foreign exchange gain/(loss)	1,087,110	24,719
Office and miscellaneous expenses	557,606	255,863
Interest expense	153,425	234,087
Professional fees	2,711,916	780,534
Salaries and wages (Note 10 and 12)	5,202,213	2,564,830
Sales and marketing	879,683	486,249
Software and delivery costs	615,117	257,924
Share-based compensation (Note 11)	2,145,928	1,049,135
Operating loss	(15,481,964)	(6,241,830)
Finance expense (Note 10)	(225,196)	(276,602)
Change in fair value of warrant liability	(2,024,580)	-
Loss on disposal of marketable securities (Note 11)	(116,152)	(378,718)
Other income (expense)	-	(13,890)
Net Loss	(17,847,892)	(6,911,040)

Foreign currency translation (gain) loss		447,302
Comprehensive loss	(17,847,892)	(7,358,342)
Net loss per share (basic and diluted) attributed to Versus Systems Inc.	(15.11)	$(8.85)

Revenue

Revenue was $768,650 for the year ended December 31, 2021, representing a decrease of $621,368, or 45%, from $1,390,018 for the year ended December 31, 2020. The decrease was primarily due to a decrease in one time services provided to HP during 2021 as compared to services provided to HP during 2020.

Amortization of intangible assets

Amortization expense was $2,009,714 for the year ended December 31, 2021, representing an increase of $737,279, or 58%, from $1,272,435 for the year ended December 31, 2020. The increase was primarily due to prior-year projects becoming fully amortized in 2021.

Consulting fees

Consulting fees expense was $582,998 for the year ended December 31, 2021, representing an increase of $117,746, or 25%, from $465,252 for the year ended December 31, 2020. The decrease was primarily due to a reduction in the amount of consulting services related to media and advertising.

Office and miscellaneous expenses

Office and miscellaneous expenses were $557,606 for the year ended December 31, 2021, representing an increase of $301,743 or 118%, from $255,863 for the year ended December 31, 2020. The increase was primarily due to a increase in non-labor expenses related to COVID-19 as all of our employees worked remotely for the majority of the year ended December 31, 2021.

Professional fees

Professional fee expense was $2,711,916 for the year ended December 31, 2021, representing an increase of $1,931,382, or 247%, from $780,534 for the year ended December 31, 2020. The increase was primarily due to additional expenses incurred to support expansion of the business and the costs and expenses related to offering of common shares.

Salaries and wages

Salaries and wages were $5,202,213 for the year ended December 31, 2021, representing an increase of $2,637,383, or 103%, from $2,564,830 for the year ended December 31, 2020. The increase was primarily due to additional employees being hired in order to support our operations along with higher wages being earned.

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

Loss from Operations

Loss from operations was $15,481,964 for the year ended December 31, 2021, representing an increase of $9,240,134, or 148%, from $6,241,830 for the year ended December 31, 2020. The increase was primarily due to a decrease in one-time HP revenue.

 Loss on Disposal of Marketable Securities

Loss on disposal of marketable securities was $116,152 for the year ended December 31, 2021, representing a decrease of $262,566, or 69%, from 378,718 for the year ended December 31, 2020. The decrease was due to our purchase and sale of shares of capital stock of Animoca Brands Corporation Ltd. (“Animoca Brands”) during the year ended December 31, 2020.

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

Overview

Since inception, we have incurred significant operating losses. For the years ended December 31, 2022 and 2021, we incurred net losses of $21.6 million and $17.8 million, respectively. During such periods, we have financed our operations primarily through an initial public offering of our common shares in January 2021 and subsequent public offerings and registered direct offerings. We received gross proceeds of approximately $11 million and net proceeds of approximately $9.6 million. In February 2022, we completed a public offering of our common shares in which we received gross proceeds of approximately $7 million and net proceeds of approximately $6.1 million. In July 2022, we completed a registered direct offering of our common shares in which we received gross proceeds of approximately $2.2 million and net proceeds of approximately $1.8 million. In October 2022, we completed a private placement of our equity securities in which we received gross proceeds of $1.1 million. In December 2022, we completed a public offering of our common shares in which we received gross proceeds of approximately $2.1 million and net proceeds of approximately $1.6 million. Our cash and cash equivalents as of December 31, 2022 was $1.2 million. Our primary cash needs are for working capital requirements, capital expenditures and to fund our operations.

We are subject to the risks and uncertainties associated with a new business. We believe that our current resources, including the approximately $4.4 million in net proceeds we received from warrant exercises and approximately $2 million of net proceeds from a registered direct offering in February 2023, and the expected revenues from operations will be sufficient to fund our planned operations for the next seven months. Additionally, we effected a corporate restructuring in January 2023 to better align our operating costs with our cash on hand, which included downsizing our workforce and curtailing certain development programs. However, the report of our independent registered public accountants on our financial statements for the year ended December 31, 2022 states that the material uncertainties resulting from our failure to achieve positive cash flows from operations, our inability to finance our day-to-day activities from operations and our expectation that we will incur further losses in the development of our business raise substantial doubt about our ability to continue as a going concern.

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

Cash Flows

The following summarizes the key components of our cash flows for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Net cash used in operating activities	$(9,153,545)	$(12,893,217)	$(4,236,768)
Net cash used in investing activities	(2,536,832)	(2,511,827)	(944,906)
Net cash provided by financing activities	11,191,067	14,799,938	7,388,562
Net increase (decrease) in cash	$(499,310)	$(605,106)	$2,206,888

Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was $9,153,545 as compared to $12,893,217 for the year ended December 31, 2021. The decrease in cash used in operating activities was primarily attributable to a decrease in non-cash working capital items.

Net cash used in operating activities for the year ended December 31, 2021 was $12,893,217 as compared to $4,236,768 for the year ended December 31, 2020. The increase in cash used in operating activities was primarily attributable to an increase in the loss of $10,936,850.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was $2,536,832 as compared to $2,511,827 for the year ended December 31, 2021. The change in cash flow used in investing activities was primarily attributable to the timing of payments related to payroll capitalized for the development of intangible assets, and a reduction in the amount of equipment purchased.

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

Financing Activities

Net cash provided by financing activities was $11,191,067 for the year ended December 31, 2022 as compared to $14,799,938 for the year ended December 31, 2020. The change in cash flow provided by financing activities was mainly attributable to proceeds we received from the issuance of common shares, exercise of warrants and options, and repayments on notes payable.

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

Indebtedness

Notes Payable

From 2017 to December 31, 2022, we issued $4,750,818 aggregate principal amount of promissory notes primarily to Brian Tingle, one of our directors. The notes bear interest at the prime rate of the Bank of Canada, which has ranged from 2.45% to 3.95% per annum, compounded annually, that is payable quarterly, and had a maturity date of three years from the date of issuance. The interest rates of the notes were considered below our estimated market borrowing rate of 10% and as such, a contribution benefit was recorded in reserves at the time of issuance for each note. As of December 31, 2022, we had recorded $23,456 in accrued interest that was included in accounts payable and accrued liabilities.

At the closing of our initial public offering in 2021, outstanding notes in the principal amount of $1,483,738, plus $131,320 of accrued interest thereon, were exchanged for units that were comprised of the same securities as the initial public offering, namely a share of common stock, a unit “A” warrant and a unit “B” warrant, and valued at an amount equal to the purchase price of, the units offered by us in the public offering, which was $112.50 per unit, after adjustment for subsequent stock splits.

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

As of December 31, 2022, we had over 50 granted patent claims with the U.S. Patent and Trademark Office to expand upon our existing portfolio of prizing, promotion and financial technologies that enable brands to reach the rapidly growing competitive gaming audience of players, spectators and broadcasters. As of December 31, 2022, we had been granted four patents.

We also continue to engage in licensing transactions to secure the right to use third-parties’ patents. Although our business is not materially dependent upon any one patent, our patent rights and the products made and sold under our patents, taken as a whole, are a significant element of our business.

In October 2022, we were issued U.S. Patent No. 11,482,081, titled “Promoting Competitive Balance in Multiplayer Gaming.” This issued patent protects multiple systems and methods for managing multiplayer games and tournaments where players may be playing at different times, or on different gaming devices, with different levels of internet connectivity, or if the players are at different levels of eligibility with respect to a pool of prizes which may include digital and physical goods. The covered claims describe multiple ways to manage multiplayer gaming events (contests, tournaments, or other game types) wherein the game manager may want to provide prizes and/or rewards to players in fair ways despite the unequal nature of asynchronous play with varied players on varied devices.

In July 2022, we were issued U.S. Patent No. 11,376,498, titled “Managing In-Content Challenges for Multi-Player Games. This issued patent protects several methods for managing first and second-screen games inside of apps, television broadcasts, and streaming media, with a focus on how to provide different digital and physical prizes to different players based on their performance in games and eligibility criteria such as age and location. Versus uses these patented technologies in-venue, at NFL, NHL, NBA, NCAA, and other sporting events.

In January 2021, we were issued U.S. Patent No. 10,888,789, titled “Managing Rewards in Interactive Media Across Geographical Locations.” This issued patent includes multiple covered claims dealing with the management of prizing in gaming tournaments when players are playing in different geographies, which may affect their eligibility for prizing. The covered claims include a number of ways that Versus products use geotargeting, geofencing, and a database of state and local regulations to manage their “dynamic regulatory compliance” engine such that players in different locations will be served game and prize combinations that are tailored for their location.

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

D. Trend information

Our Industry

Interactive online media is becoming more personal, more fragmented, and more ubiquitous than ever before. Online and mobile gaming, destination apps, companion apps, branded apps, and a universe of streaming media options allow users a near-infinite choice of always-on entertainment. Even live events are increasingly digital with fantasy sports, betting apps, bespoke-event apps, livestreams, live commentary, and augmented reality that are increasingly included alongside real in-person events. Fans can watch, listen, play-along, comment on, take photos and videos, and post on dozens of sites as they follow along with any subject. Audiences of all kinds have more options for entertainment, and more ways to consume, and even participate in that entertainment, than they ever have before. Statista, a leading market research firm, estimates that the digital media market will grow to over $520 billion in 2023.

At the same time, we are living through two enormous shifts in how brands advertise within that digital media market. First new advertising opportunities for streaming have opened up. In 2022, long-time media subscription stalwarts like Netflix and HBO either launched or announced new ad-supported offerings. Disney plus, Paramount, Peacock and others followed suit, along with the growth of OTT and Free Ad Supported Television (FAST) offerings online and on smart TV devices. Beyond that, the second major shift is arguably the most substantial shift in online digital media advertising in 20 years: the death of the cookie. Beginning in 2021, and continuing through 2023/2024, Apple and Google, the dominant players in mobile OS, have moved to ban the use of third-party cookies for tracking. It is hard to overstate how much of the online advertising market has been based on using cookies and similar tools for user tracking since cookies were invented by a Netscape developer in 1994 to track online purchases. Facebook, Google, and many others can track a significant portion of their online success to cookies that have allowed them to build up enormous amounts of user data that they have, in some cases, sold directly to brands and other third parties, and in other cases, have used to “customize” or “optimize” a user’s online experience. Going forward, because of a combination of privacy laws, and new positions that are being taken by Apple, Google, and others, these third-party tracking cookies will be phased out. Brands and media companies will be required to obtain consent directly from users for their personally identifiable information, and brands will only be able to use that information in very specific ways. We believe this is a massive shift.

So, on the one hand, we have more things to entertain us than ever, and, on the other hand,,we have to find entirely new ways to advertise into all of those media types. We have to reach audiences directly, across an incredibly fragmented landscape of streaming, gaming, social, and interactive media, where any or all of those media types can be present in any combination at any time, for any consumer, even for consumers who are in an arena attending the same live event, or in the same restaurant watching the same game on tv, or in the same house at the same time on multiple personal devices. And we have to reach those many and varied customers without using the invisible tracking and data collection tools that have been the bedrock of online advertising since the early days of the internet.

We believe that interactivity and rewards offer the best solution to the core issue of engagement and willingness to provide data. Whereas before a social media company could mine your posting history and use that to determine your purchasing behavior without your knowledge, we believe a better solution is to provide rewards directly to the user in exchange for their registration and their participation. We have filed hundreds of patent claims describing ways to use games and specific user data to optimize contests, sweepstakes, rewards, and prizes for fans of all types, all while respecting privacy and gaming laws. We have worked with some of the largest teams, leagues, brands, and media companies to create engaging experiences from inside the world’s most famous stadiums and arenas, all the way to the phone in your pocket. Our research and case studies have shown that customers have better brand affinity and better brand recall when they play branded games for real-world rewards. We have also shown increases in sales in those venues that use our gamified, rewarded products over non-Versus venues.

There are multiple trends happening in parallel that are revolutionizing the ways in which media advertising is bought and sold. Just as the rise of the Internet has led to wholesale changes in the way media is consumed and monetized at the individual consumer level, we continue to see the best results when advertising is optimized to the individual. It is our belief that even with the death of the cookie, interactive media will continue to become more personal, and more contextual, as the growth of bandwidth (fiber, 5G, etc.) allows location-based services, and AI to inform advertising options. Brands will simply have to find personalized solutions that reward their potential customers enough that they will be willing to participate. We believe interactivity, personalization, gaming, and rewards will have to be part of those solutions.

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

E. Critical Accounting Estimates

The preparation of consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements. Estimates and assumptions are continually evaluated and are based on historical experience and management’s assessment of current events and other facts and circumstances that are considered to be relevant. Actual results could differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting year, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Estimate for excess credit losses

We apply the simplified approach to providing for expected credit losses prescribed by IFRS 9, which requires the use of the lifetime expected credit loss provision for all amounts receivable. Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due under the contract and the cash flows that we expect to receive. The expected cash flows reflect all available information, including our historical experience, the past due status, the existence of third-party insurance and forward-looking macroeconomic factors.

Deferred financing costs

Deferred financing costs consist primarily of direct incremental costs related to the Company’s public offerings of its common stock completed in January 2021 and February 2022. Upon completion of our public offering and financing any deferred costs were offset against the proceeds.

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

Warrant liability

Equity financing transactions may involve issuance of common shares or units. Each unit comprises a certain number of shares and a certain number of warrants. Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable to purchase additional common shares at a price prior to expiry as stipulated by the transaction. Warrants that are part of units are assigned a value based on the residual value, if any, and included in reserves.

As of February 1, 2021, the Canadian dollar denominated warrants were considered a derivative liability since the obligation to issue shares was not fixed in our functional currency. The derivative warrant liability was measured as fair value at issue with subsequent changes recognized in the statement of loss and comprehensive loss. A $9,743,659 warrant derivative loss was recorded in the statement of loss and comprehensive loss beginning February 1, 2021 when we changed our functional currency. We use the Black-Scholes Option Pricing Model for valuation of share-based payments and derivative financial assets (e.g. investments in warrants). Option pricing models require the input of subjective assumptions including expected price volatility, interest rates, and forfeiture rates. Changes in the input assumptions can materially affect the fair value estimate and our earnings and equity reserves. The last set of Canadian warrants expired on November 17, 2022.

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

Name	Age	Positions and Offices
Matthew Pierce	45	Director and Chief Executive Officer
Craig Finster	46	President and Chief Financial Officer
Alex Peachey	48	Chief Technology Officer
Amanda Armour	42	Chief People Officer
Keyvan Peymani	46	Chairman of the Board of Directors
Brian Tingle	50	Independent Director
Michelle Gahagan	64	Independent Director
Paul Vlasic	52	Independent Director
Jennifer Prince	50	Independent Director
Shannon Pruitt	48	Independent Director

The following is information about the experience and attributes of the members of our board of directors and senior executive officers as of the date of this Annual Report. The experience and attributes of our directors discussed below provide the reasons that these individuals were selected for board membership, as well as why they continue to serve in such positions.

Matthew Pierce, 45, was the Founder of Versus LLC and joined our company as Chief Executive Officer and a director in 2016. Mr. Pierce has over 20 years of experience working in entertainment and technology. Prior to founding Versus Systems, Mr. Pierce founded in June 2014 and was until June 2016 the chief executive officer of OLabs, LLC, a technology incubator that founded Versus. From April 2011 to June 2014, Mr. Pierce was Vice President of Strategy at Originate Inc., a business incubator where he worked with early-stage technology companies. Since 2014, Mr. Pierce has been a Lecturer at the University of California, Los Angeles, or UCLA, Anderson School of Management and in the Economics department at UCLA, where he teaches entrepreneurship. Mr. Pierce is a graduate of Stanford University and earned his MBA from the UCLA Anderson School of Management.

Craig Finster, 46, joined our company as Chief Financial Officer in 2016 and additionally as President in 2019. Mr. Finster has over 20 years of experience in finance, accounting, and corporate development for technology companies. Between April 2010 and March 2019, Mr. Finster worked at Originate, Inc. in a variety of roles, including Sr. Vice President of Corporate Partnerships and Managing Director of Originate’s Strategic Advisory Group, which focused on capital advisory for early and growth stage companies. He received his bachelor’s degrees in economics and finance from the University of Arizona and his MBA from the UCLA Anderson School of Management.

Alex Peachey, 48, joined our company as Chief Technology Officer in May 2016. Mr. Peachey leads the architecture efforts for our Elixir-based Winfinite challenge platform. Prior to joining us, Mr. Peachey founded Threadbias LLC in January 2011, an online community for people who love to sew and wish to exchange ideas, share projects and join or create groups. He continues to serve as their CEO. From February 2012 to May 2016, Mr. Peachey served the Director of Engineering at Originate, Inc., where he managed a team of software engineers. He holds a BS in Computer Science from Western Washington University and an MBA from the University of Washington.

Amanda Armour, 42, joined our company in November 2016 and as Chief People Officer in 2021. Her work includes creating and implementing operations, hiring, and organization efforts for the inaugural 2016 Cedar Sinai-Techstars partnership and resulting technology companies, joining the Board of the Digital Diversity Network in 2019, and sitting on the Advisory Board of Aeras Fog, a drone technology company that began operations in 2020. From 2012 through 2016, Ms. Armour led several NIH and Robert Wood Johnson-sponsored national research teams focused on initiatives concerning organizational behavior, ingroup establishment, and motivation of group buy-in as they relate to public health measures and medical access equity. Ms. Armour has a BS in Psychology and a BS in Biology with concentrations in Neuroscience from Northwestern University, which includes a Fellowship in Public Health at the Pontificia Universidad Católica de Chile in Santiago, Chile. She holds an MS in Social Psychology from Yale University and served as a Distinguished Fellow in Political Psychology at Stanford University.

Keyvan Peymani, 46, joined our company as a director in 2016. Mr. Peymani is a veteran senior executive and leader working at the intersection of technology, media, and venture capital. Since April 2021 Mr. Peymani has been the Chief Marketing Officer of Cirque du Soleil. From March 2017 to January 2019, Mr. Peymani served as the Head of Startup Marketing for Amazon Web Services where he was responsible for the global marketing strategy. Since January 2016, he has been serving as a Venture Partner and Senior Advisor to Touchdown Ventures, a venture capital firm pairing with several leading corporations to establish and manage their platforms. From June 2012 to February 2016, Mr. Peymani served as the Managing Director, Digital Strategy Division at ICM Partners, one of the world’s largest talent and literary agencies, and was the firm’s chief digital executive, reporting to the Executive Board. Mr. Peymani has a BA in Religious Studies and a BA in Neurobiology with concentrations in Neuroscience from Northwestern University. He holds an MBA from the UCLA Anderson School of Management.

Brian Tingle, 50, joined our company as a director in 2016. Mr. Tingle began his career in the Canadian banking sector, and has been involved in the capital markets for the past 20 years as an advisor. In April 1996, Mr. Tingle founded and has since been serving as the President of Tingle Resource Management, a consulting firm which specializes in advising board members in capital markets and finance. Since January 2017, Mr. Tingle has been serving as a director at Cellstop Systems, a Canadian cell company involved in mining. From 2011 to December 2018, he also served as a director at Torch River Farms, a private company that owned and operated farmland in Canada. Mr. Tingle graduated from University of British Columbia with a Bachelor of Commerce with a major in Finance and a minor in Accounting.

Michelle Gahagan, 64, joined our company as a director in 2016. Since May 2006, Ms. Gahagan has been serving as the Managing Director of Intrepid Financial, a privately-held merchant bank based in Vancouver, British Columbia and London, England. In August 2014, Ms. Gahagan founded and has since been serving as a director of France Bike Rentals, a large bike rental business with over 500 rental bikes and over 2,500 annual reservations. Since January 2018, Ms. Gahagan has been serving as the Board Chair of Canadian Palladium Resources, an exploration company specializing in palladium and cobalt projects. From February 2016 to June 2018, she also served as a director at US Cobalt Inc., a Canadian-based company focused on the exploration of cobalt assets in the Idaho cobalt belt. Ms. Gahagan graduated from Queens University Law School and practiced corporate law for 20 years. Ms. Gahagan has extensive experience advising companies with respect to international tax-driven structures, mergers and acquisitions.

Paul Vlasic, 52, joined our company as a director in 2016. Mr. Vlasic currently serves as Chairman at the Vlasic Group, a family office with diversified holdings. He has been involved there since August 1986 and participates in all asset allocation, investment decisions and long-term strategic planning. He is a Founding Partner at RSVP Ventures and has been working there since March 2008. RSVP Ventures specializes in investing in early stage businesses supporting entrepreneurs and their ideas, turning them into market-leading companies. He also founded Amplifinity, LLC in February 2009 and served as the CEO and Chairman of the board of directors until its sale in August 2019. Amplifinity provided its clients a software-as-a-service solution that permitted them to efficiently launch and manage marketing campaigns to generate referrals, reviews, and testimonials at scale, capturing leads and tracking the performance of those leads within CRM platforms. Mr. Vlasic serves as Chairman of four craft spirit brands, Papa’s Pilar Rum, Suerte Tequila, Treaty Oak Whiskey, and Waterloo Gin. Mr. Vlasic also serves on multiple boards within the Henry Ford Health System and is the past Chairman of the University of Michigan College of Engineering’s Center for Entrepreneurship. He is a graduate of Rollins College and earned his MBA with Distinction from the University of Michigan Ross School of Business.

Jennifer Prince, 50, joined our company as a director in May 2021. Ms. Prince has served as Chief Commercial Officer for the Los Angeles Rams since December 2021, where she is responsible for overseeing all partnerships, including sales, activation and strategy, as well as the commercialization of their media business, including owned-and-operated channels, social media accounts and media partnerships. She previously worked at Twitter from 2013 to December 2021 as the Global VP and Head of Content Partnerships and Managing Director of Global Media & Entertainment Partnerships, in which capacity she led the social network’s worldwide efforts engaging with media entities and individual creators across TV, film, music, sports, news, lifestyle and gaming. From 2011 to 2013, Ms. Prince was Head of Industry for film and television at Google and YouTube. From 2007 to 2011, she was SVP of advertising.

Shannon Pruitt, 48, joined our company as a director in September 2022. Ms. Pruitt has served as the Global Chief Content Officer of Stagwell Media Network since September 2021, where she is responsible for global content-related agency and client partnerships, products and solutions. As part of the Stagwell acquisition of  MDC Media Partners, where she was President of Content, Managing Director, from August 2020 to December 2021, Pruitt was promoted into her global role within the Stagwell Media Network. From July 2019 to August 2020, she was the Managing Partner, EVP: Walt Disney Television Networks Portfolio. Ms. Pruitt has extensive consumer engagement and marketing experience from her prior roles as Chief Marketing Officer of The Honest Company (2018-2019), Co-founder and President of Dentsu’s The Story Lab (2014-2017), and Chief Content Officer at Carat (2017-2018). She has also previously built and led integrated marketing and sales teams at global production powerhouses Fremantle Media, Mark Burnett Productions, Warner Bros, 19 Entertainment, and Octagon, where she was responsible for the strategy and activation of MasterCard’s FIFA World Cup, Major League Baseball and the NFL sponsorships.

B. Compensation

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain summary information concerning compensation awarded to, earned by or paid to the individuals who served as our principal executive officer at any time during fiscal 2022 and 2021, and our four other most highly compensated officers in fiscal 2022 and 2021. These individuals are referred to in this Annual Report as the “named executive officers.”

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Matthew Pierce	2022	$224,134	$56,250	—	$29,520	—	$309,904
Chief Executive Officer	2021	$211,458	$56,250	—	$151,200	—	$418,908
Craig Finster	2022	$224,134	$56,250	—	$29,520	—	$309,904
President and Chief Financial Officer	2021	$211,458	$56,250	—	$151,200	—	$418,908
Alex Peachey	2022	$200,000	$30,000	—	$29,520	—	$259,520
Chief Technology Officer	2021	$200,000	$30,000	—	$151,200	—	$381,200
Amanda Armour	2022	$180,367	$—	—	$29,520	—	$209,887
Chief People Officer(1)	2021	$166,354	$—	—	$151,200	—	$317,554
Sean Hopkins	2022	87,500	$—	—	$—	—	$87,500
Chief Innovation Officer(2)	2021	$102,083	$—	—	$—	—	$102,083

(1)	Ms. Armour was promoted to Chief People Officer on June 16, 2021.

(2)	Mr. Hopkins’ employment with our Company commenced upon our acquisition of Xcite Interactive on June 3, 2021 and he resigned on June 30, 2022.

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

The following is a summary of the compensation arrangements set forth in each employment agreement described above:

Executive	Title	Annual Base Salary	Annual Cash Bonus	Equity Compensation in Warrants (In Shares) (2)	Equity Compensation in Options (In Shares) (3)
Matthew Pierce	Chief Executive Officer	$225,000	(1)	29,413	11,767
Craig Finster	Chief Financial Officer	$225,000	(1)	-	417
Keyvan Peymani	Executive Chairman of the Board	$160,000	(1)	-	417

(1)	Each of the executive officers receives an annual cash bonus of twenty-five percent (25%) of his base salary, and an annual performance cash bonus in accordance with EBITDA achievement in the relevant fiscal year. In particular, each executive officer receives a bonus equal to 50%, 100% or 200% of his base salary if we generate EBITDA of at least $1 million, $2 million or $4 million, respectively, within the then current fiscal year. Each executive officer is also eligible for a discretionary cash bonus determined by our board of directors.

(2)	Representing warrants to purchase our common shares at $46.35 per share, which shall vest in accordance with the achievements of certain performance milestones or service date.

(3)	The options vest in three installments with one-third vesting immediately and one-third vesting on each of the first and second anniversaries of the date of the employment agreement and have an exercise price of $31.80-37.80 per share.

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

On May 15, 2021, our board of directors adopted a US sub plan as part of our 2017 Stock Option Plan. The US sub plan allows for the explicit grant of incentive stock options (“ISOs”) to US resident non-officer employees. The provision for the sub plan was subject to a confirming shareholder vote within 12 months of its adoption, which vote was taken on November 17, 2021.

As of December 31, 2022, stock option grants for the purchase of an aggregate of 273,769 common shares had been made under the 2017 Plan, and 45,981 of those stock options had been cancelled or exercised. As of that date, there remained 398,038 common shares authorized under the 2017 Plan remained available for award purposes.

Our board of directors may amend or terminate the 2017 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant.

The following information is a brief description of the 2017 Plan, which is filed as an exhibit to this Annual ]Report:

a)	Number of Shares: At no time shall the number of common shares reserved for issuance to any one person pursuant to stock options granted under the 2017 Plan or otherwise, unless permitted by regulatory authorities and by a vote of shareholders, exceed five (5%) percent of the outstanding common shares in any 12-month period.

b)	Option Price: The option price of a stock option granted under the 2017 Plan shall be fixed by our board of directors but shall be not less than the Market Price of our common shares at the time the stock option is granted, or such lesser price as may be permitted pursuant to the rules of any regulatory authority having jurisdiction over our common shares issued, which rules may include provisions for certain discounts in respect to the option price. For the purpose of the 2017 Plan, the “Market Price” at any date in respect of our common shares shall mean, subject to a minimum exercise price of $24.00 per option, the greater of:

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

k)	Amendments. Subject to the approval of regulatory authorities having jurisdiction, our board of directors may from time to time amend or revise the terms of the 2017 Plan, or may terminate the 2017 Plan at any time; provided, however, that no such action shall adversely affect the rights of any optionee under any outstanding stock option without such optionee’s prior consent. Upon the mutual consent of the optionee and our board of directors, the terms of an option agreement may be amended, subject to regulatory approval and shareholder approval as may be required from time to time.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth outstanding equity awards to our named executive officers as of December 31, 2022:

	Option Awards			Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that have not Vested	Market Value of Shares of Units of Stock that have not Vested
Matthew Pierce	42	$37.80	April 2, 2024	-	-
Matthew Pierce	2,500	$67.95	Sept 27, 2024	-	-
Matthew Pierce	125	$44.70	July 24, 2025	-	-
Matthew Pierce	1,365	$44.70	July 31, 2025	-	-
Matthew Pierce	2,400	$63.00	August 19, 2026	-	-
Matthew Pierce	4,920	$6.00	August 19, 2027	-	-
Craig Finster	417	$37.80	April 2, 2024	-	-
Craig Finster	2,500	$67.95	Sept 27, 2024	-	-
Craig Finster	125	$44.70	July 24, 2025	-	-
Craig Finster	1,563	$44.70	July 24, 2025	-	-
Craig Finster	1,000	$44.70	July 31, 2025	-	-
Craig Finster	2,400	$63.00	August 19, 2026	-	-
Craig Finster	4,920	$6.00	August 19, 2027	-	-
Alex Peachey	42	$37.80	April 2, 2024	-	-
Alex Peachey	2,500	$67.95	Sept 27, 2024	-	-
Alex Peachey	125	$44.70	July 24, 2025	-	-
Alex Peachey	1,208	$44.70	July 24, 2025	-	-
Alex Peachey	1,000	$44.70	July 31, 2025	-
Alex Peachey	2,400	$63.00	August 19, 2026	-	-
Alex Peachey	4,920	$6.00	August 19, 2027	-	-
Amanda Armour	2,400	$63.00	August 19, 2026	-	-
Amanda Armour	4,920	$6.00	August 19, 2027	-	-

Equity Compensation Plan Information

The following table provides information as of December 31, 2022, regarding our compensation plans under which equity securities are authorized for issuance:

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	227,788	$37.13	398,038
Equity compensation plans not approved by security holders	-	-	-
Total	227,788	$37.13	398,038

DIRECTOR COMPENSATION

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. The directors each receive $100,000/year in compensation for their services.

The following table shows option grants to our Directors as of December 31, 2022:

Name of Optionee	Position	Number of Securities Underlying Options	Option Exercise Price	Option Expiry Date

Brian Tingle	Director	833	$67.95	September 27, 2024
Brian Tingle	Director	83	$44.70	July 24, 2025
Brian Tingle	Director	698	$44.70	July 31, 2025
Brian Tingle	Director	947	$105.60	June 1, 2026
Brian Tingle	Director	1,515	$63.00	August 19, 2026
Brian Tingle	Director	2,240	$6.00	August 19, 2027
Michelle Gahagan	Director	833	$67.95	September 27, 2024
Michelle Gahagan	Director	83	$44.70	July 24, 2025
Michelle Gahagan	Director	698	$44.70	July 31, 2025
Michelle Gahagan	Director	947	$105.60	June 1, 2026
Michelle Gahagan	Director	1,515	$63.00	August 19, 2026
Michelle Gahagan	Director	2,240	$6.00	August 19, 2027
Paul Vlasic	Director	833	$67.95	September 27, 2024
Paul Vlasic	Director	83	$44.70	July 24, 2025
Paul Vlasic	Director	698	$44.70	July 31, 2025
Paul Vlasic	Director	947	$105.60	June 1, 2026
Paul Vlasic	Director	1,515	$63.00	August 19, 2026
Paul Vlasic	Director	2,240	$6.00	August 19, 2027
Keyvan Peymani	Director	417	$44.55	September 4, 2023
Keyvan Peymani	Director	6,250	$37.80	April 2, 2024
Keyvan Peymani	Director	833	$67.95	September 27, 2024
Keyvan Peymani	Director	125	$44.70	July 24, 2025
Keyvan Peymani	Director	333	$44.70	July 31, 2025
Keyvan Peymani	Director	2,400	$63.00	August 19, 2026
Keyvan Peymani	Director	4,920	$6.00	August 19, 2027
Jennifer Prince	Director	947	$105.60	June 1, 2026
Jennifer Prince	Director	1,515	$63.00	August 19, 2026
Jennifer Prince	Director	2,240	$6.00	August 19, 2027
Shannon Pruitt	Director	2,240	$3.45	September 30, 2027

C. Board Practices

Board Composition and Structure; Director Independence

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of seven members. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur.

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

D. Employees

The following table summarizes our staff by main category of activity at the end of 2022, 2021, and 2020:

Main Activity	2022	2021	2020
Sales, marketing, and business development	4	3	4
Accounts and operations	4	14	3
Engineering, product, and design	20	24	15
General and administrative	11	10	5
Total	39	51	27

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

As of March 29, 2023, the Company had 18 employees, including – 1 in sales/marketing, 7 in engineering/product/design, 1 in accounts/operation, and 9 in general/administrative. Due to capital market conditions and our cash position in January 2023, we effected a corporate restructuring to better align our operating costs with our cash on hand, which included downsizing our workforce.

E. Share Ownership

See Item 6.B. - “Compensation” and Item 7 ~~-~~ “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders and Related Party Transactions.

The following table sets forth information relating to the beneficial ownership of our common shares as of December 31, 2022 by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding common shares;

●	each of our named executive officers and members of our board of directors; and

●	all executive officers and members of our board of directors as a group.

The amounts and percentages of common shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after December 31, 2022. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as indicated by footnote, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all common shares shown as beneficially owned by them. None of our major shareholders have different voting rights than our common shareholders.

In the table below, the percentage of beneficial ownership of our common shares is based on 4,172,171 shares of our common shares outstanding as of December 31, 2022. Unless otherwise noted below, the address of the persons listed on the table is c/o Versus Systems Inc., 1558 West Hastings Street, Vancouver BC V6G 3J4 Canada.

	Amount and Nature of	Percentage of Shares
Name of Beneficial Owner	Beneficial Ownership	Beneficially Owned(1)
Named Executive Officers and Directors
Matthew Pierce(1)	36,582	0.9
Craig Finster(2)	7,217	0.2
John Alex Peachey(3)	6,670	0.2
Keyvan Peymani(4)	22,931	0.5
Brian Tingle(5)	74,977	1.8
Michelle Gahagan(6)	6,019	0.1
Paul Vlasic(7)	38,688	0.9
Kelsey Chin(8)	11,805	0.3
Jennifer Prince(9)	3,682	0.1
Amanda Armour(10)	4,269	0.1
Shannon Pruitt(11)	1,008	*
Executive Officers and Directors as a Group (11 persons)	213,848	5.1

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.

(1)	Director/Named Executive Officer; includes (i) 30,891 common shares, (ii) 5,274 common shares issuable upon the exercise of outstanding share purchase options, and (iii) 417 common shares issuable upon the exercise of outstanding warrants.

(2)	Named Executive Officer; includes (i) 703 common shares, (ii) 6,306 common shares issuable upon the exercise of outstanding share purchase options, and (iii) 208 common shares issuable upon the exercise of outstanding warrants.

(3)	Named Executive Officer; includes (i) 965 common shares and (ii) 5,705 common shares issuable upon the exercise of outstanding share purchase options.

(4)	Director; includes (i) 9,476 common shares, (ii) 9,288 common shares issuable upon the exercise of outstanding share purchase options, and (iii) 4,167 common shares issuable upon the exercise of outstanding warrants.

(5)	Director; includes (i) 69,791 common shares and (ii) 5,186 common shares issuable upon the exercise of outstanding share purchase options.

(6)	Director; includes (i) 833 common shares and (ii) 5,186 common shares issuable upon the exercise of outstanding share purchase options.

(7)	Director; includes (i) 33,502 common shares and (ii) 5,186 common shares issuable upon the exercise of outstanding share purchase options.

(8)	Named Executive Officer; includes (i) 8,333 common shares and (ii) 3,472 common shares issuable upon the exercise of outstanding share purchase options.

(9)	Director; includes 3,682 common shares issuable upon the exercise of outstanding share purchase options.

(10)	Named Executive Officer; includes 4,269 common shares issuable upon the exercise of outstanding share purchase options.

(11)	Director; includes 1,008 common shares issuable upon the exercise of outstanding share purchase options.

The percentage of our common shares held by Canadians, based on securityholder addresses of record, is 18% as of December 31, 2022. Our Class A Shares are held 100% by Canadians as of December 31, 2022.

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

At December 31, 2022, a total of $304,623 was included in accounts payable and accrued liabilities owing to our officers, directors, or companies controlled by them in respect of accrued bonuses, expenses payable and other reimbursable expenses. These amounts are unsecured and non-interest bearing.

Between November 7, 2017 and December 31, 2022, we borrowed an aggregate of $4,787,307 in 29 separate loan transactions from Brian Tingle, a director of our company. Each loan bears interest at the prime rate of the Bank of Canada, which was 2.45% per annum and 3.95% per annum at December 31, 2020 and December 31, 2019, respectively, compounded annually and payable quarterly, and had a maturity date of three years from the date of the respective loan. At December 31, 2022 and December 31, 2021, the aggregate outstanding principal amounts of such loans was $2,604,713 and $2,769,183, respectively. During the year ended December 31, 2022 and the year ended December 31, 2021, we paid principal and interest in respect of such loans in the aggregate amounts of $47,550 and $1,808,720, respectively.

Between October 18, 2018 and December 31, 2022, we borrowed an aggregate of $497,000 in four separate loan transactions from Matthew Pierce, our Chief Executive Officer and a director of our company. Each loan bears interest at the prime rate of the Bank of Canada, which was 2.45% per annum and 3.95% per annum at December 30, 2020 and December 31, 2019, respectively, compounded annually and payable quarterly, and had a maturity date of three years from the date of the respective loan. At December 31, 2022 and December 31, 2021, the aggregate outstanding principal amounts of such loans was $0 and $17,000, respectively. During the year ended December 31, 2022 and the year ended December 31, 2021, we paid principal and interest in respect of such loans in the aggregate amounts of $17,000 and $250,000, respectively.

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

Not applicable.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. - D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

In February 2023, we completed a registered direct offering of 2,500,000 common shares at a price of $0.90 per share. The gross proceeds to us from the offering were approximately $2,250,000, before deducting the underwriting discounts and commissions of approximately 7% and offering expenses of approximately $25,000 payable by us. The net proceeds to us were approximately $2 million.

Roth Capital, LLC acted as the underwriter for the offering.

No payments for such expenses were made directly or indirectly to (i) any of our officers, members of our board of directors, or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates.

There has been no material change in our planned use of the net proceeds from the registered direct offering as described in our prospectus supplement filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act with the SEC on February 3, 2023.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer, as appropriate, to allow timely decisions regarding required disclosure.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by Davidson & Company LLP and RJI for certain services rendered to our company during fiscal 2021 and fiscal 2022, respectively.

	For the year ended	For the year ended
RJI USD $	December 31, 2022	December 31, 2021
Audit fees(1)	172,775	$87,250
Audit-related fees(2)	6,495	12,300
Tax fees(3)	20,000	5,000
All other fees(4)	82,440	—
Total	281,710	$104,550

	For the year ended	For the year ended
Davidson & Company LLP USD $	December 31, 2022	December 31, 2021
Audit fees(1)	-	$34,280
Audit-related fees(2)	-	-
Tax fees(3)	-	9,384
All other fees(4)	40,006	117,214
Total	40,006	$160,878

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered for the audit of our annual financial statements and review of our interim financial statements.

(2)	“Audit-related fees” includes assurance and related services reasonably related to the financial statement audit and not included in audit services.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered for tax compliance and tax advice.

(4)	“All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

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

Versus Systems Inc.

	By:	/s/ Matthew Pierce
	Name:	Matthew Pierce
Date: March 29, 2023	Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements for the Years Ended December 31, 2022, 2021 and 2020

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

YEARS ENDED

DECEMBER 31, 2022, 2021 AND 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Versus Systems Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Versus Systems Inc. (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, changes in equity (deficit), and cash flows for the year ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020, 2019 and 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Versus Systems Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying statements of financial position of Versus Systems Inc. and its subsidiaries (collectively, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of loss and comprehensive loss, changes in equity (deficit), and cash flows for the year ended December 31, 2022 and 2021, and the related notes to the consolidated financial statements (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Versus Systems Inc. and its subsidiaries as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years ended December 31, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficit as of December 31, 2022. In addition, the Company has not achieved positive cash flows from operations and is not able to finance day to day activities through operations. These events raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Capitalized Software Costs

Critical Audit Matter Description

As discussed in Notes 3 and 10 to the consolidated financial statements, during the year ending December 31, 2022, the Company reviewed the carrying amounts of its capitalized software costs to determine whether the costs are properly capitalized, properly amortized and tested such costs for possible impairment.

How the Critical Audit Matter was Addressed in our Audit

We identified the capitalization of software costs as a critical audit matter as subjective auditor judgment was required to evaluate whether capitalized software costs were properly capitalized and amortized, and to assess whether there was any impairment.

The following are the primary procedures we performed to address this critical audit matter:

●	Evaluated and discussed with management, their analysis over the valuation and accounting treatment over capitalized software costs;

●	Obtained capitalized software roll forward and tested selected additions;

●	Recalculated capitalized costs based on gross employees wages and the development percentage effort expended to assess appropriateness of capitalized labor costs as allowed by the accounting guidance;

●	Discussed with management regarding their process for developing the percentage applied, as well, as its appropriateness as allowed by the appropriate accounting guidance;

●	Tested the appropriateness of capitalized labor costs included in capitalized software costs as allowed by the accounting guidance through direct confirmation of job duties and review of contractor agreements);

●	Tested the amortization of the balance of capitalized software costs to ensure amortization was in compliance with the appropriate accounting guidance;

●	Performed substantive tests of details to ensure all attributes of these costs were costs that were capitalizable under the appropriate accounting guidance; and

●	Tested the balance for possible impairment, noting none.

Irvine, California

March 29, 2023

Ramirez Jimenez International CPAs

18012 Sky park Cir Suite 200

Irvine, CA 92614

Firm ID 820

We have served as Versus Systems Inc. and its subsidiaries since 2021.

Versus Systems Inc.

Consolidated Statements of Financial Position

(Expressed in US Dollars)

	December 31, 2022	December 31, 2021	December 31, 2020
	($)	($)	($)
ASSETS
Current assets
Cash	1,178,846	1,678,156	2,283,262
Receivables, net of allowance (Note 5)	60,749	123,617	464,873
Deferred financing costs (Note 3)	-	174,813	398,276
Prepaids and other current assets	223,226	377,926	18,225
Total current assets	1,462,821	2,354,512	3,164,636

Restricted deposit (Note 6)	8,489	9,068	8,851
Deposits	100,000	100,000	98,393
Property and equipment, net (Note 7)	172,841	326,945	481,861
Goodwill (Note 9)	-	6,580,660	-
Intangible assets (Note 10)	7,058,366	9,172,507	1,737,416
Total Assets	8,802,517	18,543,692	5,491,157

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 11, Note 12 and Note 14)	522,012	832,399	1,459,707
Deferred revenue	69,273	193,504	-
Notes payable - Related Party (Note 12)	2,604,713	2,107,668	2,290,798
Lease liability (Note 19)	128,560	239,323	209,137
Total current liabilities	3,324,558	3,372,894	3,959,642

Non-current liabilities
Lease liability (Note 19)	-	128,560	432,114
Warrant liability (Note 3)	-	361,055	-
Notes payable - Related Party (Note 12)	-	678,515	2,237,751
Total liabilities	3,324,558	4,541,024	6,629,507

Equity (Deficit)
Share capital (Note 13)
Common shares	122,353,525	110,226,715	82,046,672
Commitment to issue shares (Note 13)	-	2,703,326	-
Class “A” shares	28,247	28,247	28,247
Reserves (Note 13)	14,506,758	10,661,294	8,663,301
Cumulative translation adjustment	154,970	-	(86,609)
Deficit	(125,182,412)	(100,995,334)	(86,596,261)
	11,861,088	22,624,249	4,055,351
Non-controlling interest (Note 8)	(6,383,129)	(8,621,581)	(5,193,701)
	5,477,959	14,002,668	(1,138,350)
Total Liabilities and Equity	8,802,517	18,543,692	5,491,157
Nature of operations (Note 1)
Commitments (Note 19)
Subsequent events (Note 21)

These consolidated financial statements were authorized for issue by the Board of Directors on March 29, 2023. They are signed on behalf of the Board of Directors by:

“Matthew Pierce”	“Brian Tingle”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Versus Systems Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US Dollars)

	Year Ended	Year Ended	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020
	($)	($)	($)
REVENUES
Revenues	1,108,840	768,650	1,390,018

EXPENSES
Amortization (Note 7)	273,309	304,904	240,820
Amortization of intangible assets (Note 10)	2,937,423	2,009,714	1,272,435
Consulting fees (Note 3)	861,924	582,998	465,252
Foreign exchange (gain) loss	(45,985)	1,087,110	24,719
Impairment of goodwill and other intangibles (Note 9)	8,254,000	-	-
Office and miscellaneous expenses	1,011,693	557,606	255,863
Interest expense	122,992	153,425	234,087
Professional fees (Note 14)	1,041,293	2,711,916	780,534
Salaries and wages (Note 14)	5,923,782	5,202,213	2,564,830
Sales and marketing	144,057	879,683	486,249
Software delivery costs	1,079,387	615,117	257,924
Share-based compensation (Note 13)	1,567,583	2,145,928	1,049,135
Total operating loss	(22,062,618)	(15,481,964)	(6,241,830)

Finance expense (Note 12)	(60,770)	(225,196)	(276,602)
Change in fair value of warrant liability (Note 3)	361,055	(2,024,580)	-
Loss on disposal of marketable securities and notes payable	-	(116,152)	(378,718)
Other expense	-	-	(13,890)
Net loss	(21,762,333)	(17,847,892)	(6,911,040)

Other comprehensive loss:
Foreign currency translation (gain) loss	(154,970)	-	447,302
Loss and comprehensive loss	(21,607,363)	(17,847,892)	(7,358,342)

Total other comprehensive loss attributable to:
Shareholders	(154,970)	-	117,629
Non-controlling interest	-	-	329,673
	(154,970)	-	447,302
Comprehensive loss attributable to:
Shareholders	(19,469,478)	(14,399,072)	(5,893,682)
Non-controlling interest	(2,137,885)	(3,448,820)	(1,464,660)
	(21,607,363)	(17,847,892)	(7,358,342)
Basic and diluted loss per common share attributable to Versus Systems Inc.	(11.63)	(15.11)	(8.85)

Weighted average common shares outstanding	1,660,370	952,828	648,313

The accompanying notes are an integral part of these consolidated financial statements.

Versus Systems Inc.

Consolidated Statements of Changes in Equity (Deficit)

(Expressed in US Dollars)

	Number of common shares	Number of Class “A” Shares	Common Shares	Commitment to issue shares	Class “A” Shares	Reserves	Share subscriptions received	Currency Translation Adjustment	Deficit	Equity	Non-controlling Interest	Total Equity (Deficit)
			($)	($)	($)	($)	($)	($)	($)	($)	($)	($)
Balance at December 31, 2019	563,702	338	74,639,357	-	28,247	7,409,092	230,947	31,020	(80,820,209)	1,518,455	(3,729,041)	(2,210,586)
Shares issued in private placement	63,169	-	2,870,313	-	-	42,164	-	-	-	2,912,477	-	2,912,477
Share subscriptions received	-	-	230,947	-	-	-	(230,947)	-	-	-	-	-
Contribution benefit	-	-	-	-	-	170,329	-	-	-	170,329	-	170,329
Exercise of warrants	70,410	-	3,542,474	-	-	-	-	-	-	3,542,474	-	3,542,474
Shares issued for services and investment	18,042	-	753,583	-	-	-	-	-	-	753,583	-	753,583
Exercise of options	250	-	9,999	-	-	(7,419)	-	-	-	2,580	-	2,580
Stock-based compensation	-	-	-	-	-	1,049,135	-	-	-	1,049,135	-	1,049,135
Cumulative translation adjustment	-	-	-	-	-	-	-	(117,629)	-	(117,629)	(329,673)	(447,302)
Loss and comprehensive loss	-	-	-	-	-	-	-	-	(5,776,053)	(5,776,053)	(1,134,987)	(6,911,040)
Balance at December 31, 2020	715,573	338	82,046,672	-	28,247	8,663,301	-	(86,609)	(86,596,261)	4,055,351	(5,193,701)	(1,138,350)
Shares issued in public offering	98,134	-	11,040,000	-	-	-	-	-	-	11,040,000	-	11,040,000
Share issuance costs	-	-	(1,558,277)	-	-	-	-	-	-	(1,558,277)	-	(1,558,277)
Exercise of warrants	6,417	-	379,814	-	-	(22,905)	-	-	-	356,909	-	356,909
Shares issued in exchange for debt	14,357	-	1,615,058	-	-	-	-	-	-	1,615,058	-	1,615,058
Stock-based compensation	-	-	-	-		66,616	-	-	-	66,616	-	66,616
Cumulative translation adjustment	-	-	-	-		-	-	(93,521)	-	(93,521)	(262,106)	(355,627)
Loss and comprehensive loss	-	-	-	-		-	-	-	(9,573,290)	(9,573,290)	(995,875)	(10,569,165)
Change in accounting policy - presentation currency (Note 4)	-	-	-	-		-	-	180,130	-	180,130	283,046	463,176
Balance at February 1, 2021	834,481	338	93,523,267	-	28,247	8,707,012	-	-	(96,169,552)	6,088,975	(6,168,636)	(79,660)
Shares issued with acquisition	103,377	-	10,532,735	-	-	-	-	-	-	10,532,735	-	10,532,735
Commitment to issue shares	-	-	-	2,703,326	-	-	-	-	-	2,703,326	-	2,703,326
Shares issued for services	1,954	-	206,614	-	-	-	-	-	-	206,614	-	206,614
Exercise of warrants	89,269	-	5,555,728	-	-	(108,960)	-	-	-	5,446,768	-	5,446,768
Exercise of stock options	7,870	-	408,370	-	-	(16,071)	-	-	-	392,299	-	392,299
Stock-based compensation	-	-	-	-	-	2,079,312	-	-	-	2,079,312	-	2,079,312
Loss and comprehensive loss	-	-	-	-	-	-	-	-	(4,825,782)	(4,825,782)	(2,452,945)	(7,278,726)
Balance at December 31, 2021	1,036,951	338	110,226,715	2,703,326	28,247	10,661,294	-	-	(100,995,334)	22,624,249	(8,621,581)	14,002,668
Shares issued with public offering	2,707,291	-	12,132,360	-	-	-	-	-	-	12,132,360	-	12,132,360
Shares issued in private placement	412,292	-	1,119,373	-	-	-	-	-	-	1,119,373	-	1,119,373
Shares issued with acquisition	4,196	-	425,445	(2,703,326)	-	2,277,881	-	-	-	-	-	-
Share issuance costs	-	-	(1,736,662)	-	-	-	-	-	-	(1,736,662)	-	(1,736,662)
Holdco shares exchanged for common shares	11,441	-	186,294	-	-	-	-	-	(4,562,631)	(4,376,337)	4,376,337	-
Stock-based compensation	-	-	-	-	-	1,567,583	-	-	-	1,567,583	-	1,567,583
Cumulative translation adjustment	-	-	-	-	-	-	-	154,970	-	154,970	-	154,970
Loss and comprehensive loss	-	-	-	-	-	-	-	-	(19,624,448)	(19,624,448)	(2,137,885)	(21,762,333)
Balance at December 31, 2022	4,172,171	338	122,353,525	-	28,247	14,506,758	-	154,970	(125,182,412)	11,861,088	(6,383,129)	5,477,959

The accompanying notes are an integral part of these consolidated financial statements.

Versus Systems Inc.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
	($)	($)	($)
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Loss for the period	(21,762,333)	(17,847,892)	(6,911,040)
Items not affecting cash:
Amortization (Note 7)	273,309	335,697	258,757
Amortization of intangible assets (Note 10)	2,937,423	2,009,714	1,272,435
Impairment of goodwill and other intangibles	8,254,000	-	-
Shares issued for services	-	206,614	242,023
Finance expense	60,770	225,197	276,602
Loss on sale of investment	-	-	378,718
Accrued interest	20,861	39,836	62,076
Factoring fees	-	-	38,727
Effect of foreign exchange	72,947	516,877	(410,189)
Change in fair value of warrant liability	(361,055)	361,055	-
Forgiveness on government loan	-	-	(448,504)
Share-based compensation	1,567,583	2,145,928	1,049,135

Changes in non-cash working capital items:
Receivables	62,868	378,975	(430,693)
Prepaids and other assets	154,700	(183,391)	3,332
Deferred revenue	(124,231)	70,333	-
Accounts payable and accrued liabilities	(310,387)	(1,152,162)	381,854
Cash used in operating activities	(9,153,545)	(12,893,217)	(4,236,767)

FINANCING ACTIVITIES
Proceeds from notes payable	-	-	968,674
Proceeds from Government PPP loan	-	-	638,905
Repayment of notes payable – related party	(63,819)	(462,229)	(258,661)
Proceeds from warrant exercises	-	5,446,769	-
Proceeds from share issuances	13,251,733	11,040,000	6,465,288
Proceeds from option exercises	-	392,299	-
Payments for lease liabilities	(260,185)	(282,087)	(305,493)
Receivable factoring costs	-	-	(38,727)
Payments of share issuance costs	(1,736,662)	(1,334,814)	(81,424)
Cash provided by financing activities	11,191,067	14,799,938	7,388,562

INVESTING ACTIVITIES
Acquisition of a business	-	(85,101)	-
Purchase of equipment	(40,211)	(74,478)	-
Proceeds from sale of investments	-	-	141,928
Development of intangible assets	(2,496,621)	(2,352,248)	(1,086,834)
Cash used in investing activities	(2,536,832)	(2,511,827)	(944,906)

Change in cash during the period	(499,310)	(605,106)	2,206,889
Cash - Beginning of period	1,678,156	2,283,262	76,373
Cash - End of period	1,178,846	1,678,156	2,283,262

Supplemental Cash Flow Information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

1.	NATURE OF OPERATIONS

Versus Systems Inc. (the “Company”) was continued under the Business Corporations Act (British Columbia) effective January 2, 2007. The Company’s head office and registered and records office is 1558 West Hastings Street, Vancouver, BC, V6C 3J4, Canada. The Company’s common stock is traded on the NASDAQ under the symbol “VS”. The Company’s Unit A warrants are traded on NASDAQ under “VSSYW”. On November 9, 2022, the Company completed a one-for-15 reverse stock split of the Company’s common shares. All share and per share data are presented to reflect the reverse share split on a retroactive basis.

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

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As of December 31, 2022, the Company has not achieved positive cash flow from operations and is not able to finance day to day activities through operations and as such, there is substantial doubt as to the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. These consolidated financial statements do not include any adjustments as to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

2.	BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (collectively, IFRS) as issued by the International Accounting Standards Board (IASB) and Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

These consolidated financial statements were authorized for issue by the Board of Directors on March 29, 2023.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

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

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity

Versus Systems (Holdco) Inc.	United States of America	81.9%	Holding Company
Versus Systems UK, Ltd.	United Kingdom	81.9%	Sales Company
Versus LLC	United States of America	81.9%	Technology Company
Xcite Interactive, Inc.	United States of America	100.0%	Technology Company

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

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

2.	BASIS OF PRESENTATION (continued)

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

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Input assumptions changes can materially affect the fair value estimate and the Company’s earnings and equity reserves.

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

viii)	Subsequent Valuation of Intangibles Assets and Goodwill

The Company uses three generally accepted principles to calculate the fair value of acquired intangible assets and goodwill from the Xcite acquisition: the income approach, the market approach, and the cost approach. The calculated fair value of each acquired asset is used in the Company’s annual impairment testing. Impairment loss is the amount by which the carrying amount of an asset or cash-generating unit (CGU) exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

Basic and diluted loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting periods. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. Potentially dilutive options and warrants excluded from diluted loss per share as of December 31, 2022, totaled 7,081,173 (December 31, 2021 – 428,527).

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

Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (FVTPL), at fair value through other comprehensive income (loss) (FVTOCI), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Measurement

The following table shows the classification of financial instruments:

Financial assets/liabilities	Classification IFRS 9
Cash	FVTPL
Receivables	Amortized cost
Restricted deposit	Amortized cost
Deposit	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Notes payable	Amortized cost

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

Derecognition of financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

As at December 31, 2022, the Company does not have any derivative financial assets and liabilities.

Intangible assets acquired separately are carried at cost at the time of initial recognition. Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Expenditure on research activities is recognized as an expense in the period in which it is incurred.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

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

Goodwill

The Company allocates goodwill arising from business combinations to each cash generating unit (CGU) or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU, any impairment of goodwill previously recorded is not subsequently reversed.

Deferred financing costs

Deferred financing costs consist primarily of direct incremental costs related to the Company’s public offering of its common stock completed in February 2022. Upon completion of the Company’s financing any deferred costs were offset against the proceeds. The Company incurred $174,813 during the year ended December 31, 2021, and $0 during the year ended December 31, 2022.

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

(e)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

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

At the end of each reporting period, the Company reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered impairment losses. If any such indication exists, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is estimated in order to determine the extent of the impairment losses (if any).

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

Current income tax

Current income tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

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

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

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

Lease liability

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

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Government grants

Government grants are recognized when there is reasonable assurance that the Company will comply with any conditions attached to the grant and the grant will be received. Government grants are recognized in profit or loss to offset the corresponding expenses on a systematic basis over the periods in which the Company recognizes expenses for the related costs for which the grants are intended to compensate, which in the case of grants related to assets requires setting up the grant as deferred income or deducting it from the carrying amount of the asset.

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

As of February 1, 2021, the warrants were considered a derivative liability since the obligation to issue shares was not fixed in the Company’s functional currency. The derivative warrant liability was measured as fair value at issue with subsequent changes recognized in the consolidated statement of loss and comprehensive loss. A $9,743,659 warrant derivative loss was recorded in the consolidated statement of loss and comprehensive loss beginning February 1, 2021 when the Company changed its functional currency. As of December 31, 2022 the associated warrants have expired and the remaining balance of the warrant liability is $0.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

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

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Foreign currency transactions in currencies other than the United States dollar are recorded at exchange rates prevailing on the dates of the transactions. Foreign currency transaction gains and losses are generally recognized in profit or loss and presented within gain (loss) on foreign exchange.

At the end of each reporting period, the monetary assets and liabilities of the Company and its subsidiaries that are denominated in foreign currencies are translated at the rate of exchange at the date of the statement of financial position. Non-monetary assets and liabilities that are denominated in foreign currencies are translated at historical rates. Revenues and expenses that are denominated in foreign currencies are translated at the exchange rates approximating those in effect on the date of the transactions. Foreign currency translation gains and losses are recognized in other comprehensive income and accumulated in equity within the currency translation reserve.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) and represents the change in shareholders’ equity (deficit) which results from transactions and events from sources other than the Company’s shareholders. Comprehensive loss differs from net loss for the year ended December 31, 2022 due to the effects of foreign translation gains and losses. Net loss is the same as comprehensive loss for the year ended December 31, 2021. Net loss differs from comprehensive loss for the year ending December 31, 2020 as a result of the change in presentation and functional currency.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

4.	CHANGE IN FUNCTIONAL AND PRESENTATION CURRENCY

The Company changed its functional currency from the Canadian dollar (CAD) to the United States dollar (USD) as of February 1, 2021. The change in functional currency coincided with the January 2021 initial public offering and listing on the Nasdaq. Considering Versus’ business activities, comprised primarily of United States dollar revenue and expenditures as well as United States dollar denominated financings, management determined that the functional currency of the Company is the United States dollar. All assets, liabilities, share capital, and other components of shareholders’ equity (deficit) were translated into United States dollars at the exchange rate at the date of change. These changes have been accounted for prospectively. Concurrent with the change in functional currency, on February 1, 2021, the Company changed its presentation currency from the Canadian dollar to the United States dollar. This change in presentation currency is to better reflect the Company’s business activities, comprised primarily of United States dollar transactions. The consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates. The consolidated statements of loss and comprehensive loss have been translated into the presentation currency using the average exchange rates prevailing during each quarterly reporting period. All assets and liabilities previously reported in Canadian dollars have been translated into United States dollars as at February 1, 2021 using the period-end noon exchange rates of 0.782 CAD/USD. As a practical measure, the comparative shareholders’ equity (deficit) balances were translated at the February 1, 2021 exchange rate of 1.2824 CAD/USD. All resulting translation exchange differences have been recognized within other comprehensive income in the foreign currency translation reserve. The effect of applying different exchange rates for the change in functional currency and presentation currency have been included as a reconciling item within the statement of changes in shareholders’ equity (deficit) as at February 1, 2021.

5.	RECEIVABLES

As of December 31, 2022, accounts receivable consists of customer receivables of $46,592 (net an allowance for doubtful accounts of $6,100) and GST receivable of $14,157. As of December 31, 2021, accounts receivable consists of customer receivables of $90,808 (net an allowance for doubtful accounts of $11,500) and GST receivable of $32,809.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

6.	RESTRICTED DEPOSIT

As at December 31, 2022, restricted deposits consisted of $8,489 (December 31, 2021 - $9,068) held in a guaranteed investment certificate as collateral for a corporate credit card.

7.	PROPERTY AND EQUIPMENT

	Computers	Right of Use Asset	Total
	($)	($)	($)
Cost
At December 31, 2020	88,329	936,958	1,025,287
Additions	108,974	-	108,974
Foreign currency adjustment	(15,913)	(23,553)	(39,466)
At December 31, 2021	181,390	913,405	1,094,795
Additions	65,329	-	65,329
At December 31, 2022	246,719	913,405	1,160,124

Accumulated amortization
At December 31, 2020	82,286	449,191	531,477
Amortization for the year	30,793	205,580	236,373
At December 31, 2021	113,079	654,771	767,850
Amortization for the period	39,667	179,766	219,433
At December 31, 2022	152,746	834,537	987,283

Carrying amounts
At December 31, 2020	6,044	475,817	481,861
At December 31, 2021	68,311	258,634	326,945
At December 31, 2022	93,973	78,868	172,841

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

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

On May 21, 2019, the Company acquired an additional 25.2% interest in Versus LLC in exchange for 38,268 common shares of the Company and 19,134 share purchase warrants. The common shares and the share purchase warrants were determined to have a fair value of $1,403,675 and $116,595, respectively. As a result, the Company increased its ownership interest to 66.5% and recorded the excess purchase price over net identifiable liabilities of $3,575,884 against reserves. The effect on non-controlling interest was a reduction of $2,053,199.

On June 21, 2019, the Company acquired an additional 0.3% interest in Versus LLC in exchange for 189 common shares of the Company and 95 share purchase warrants. The common shares and the share purchase warrants were determined to have a fair value of $6,906 and $2,527, respectively. As a result, the Company increased its ownership interest to 66.8% and recorded the excess purchase price over net identifiable assets of $26,448 against reserves. The effect on non-controlling interest was a reduction of $19,433.

On March 1, 2022, the Company acquired an additional 15.1% interest in Versus LLC in exchange for 11,441 common shares of the Company. The common shares were determined to have a fair value of $186,294. As a result, the Company increased its ownership interest to 81.9% and recorded the excess purchase price over net identifiable assets of $4,562,631 against reserves. The effect on non-controlling interest was a reduction of $4,376,337.

The following table presents summarized financial information before intragroup eliminations for the non-wholly owned subsidiary as of December 31, 2022, December 31, 2021 and December 31, 2020.

	2022	2021	2020
Non-controlling interest percentage	18.1%	33.2%	33.2%
	($)	($)	($)
Assets
Current	1,011,636	1,488,892	779,123
Non-current	2,910,990	2,300,268	2,289,645
	3,922,626	3,789,160	3,068,768

Liabilities
Current	518,701	763,970	1,020,192
Non-current	39,774,321	30,661,143	17,329,272
	40,293,022	31,425,113	18,349,464
Net liabilities	(36,370,396)	(27,635,953)	(15,280,696)
Non-controlling interest	(6,383,129)	(8,621,581)	(5,193,701)
Net loss	(10,090,734)	(17,847,892)	(6,911,040)
Net loss attributed to non-controlling interest	(2,137,885)	(3,448,820)	(1,464,660)

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

9.	ACQUISITION OF XCITE INTERACTIVE, INC.

A) Summary of the Acquisition

On June 3, 2021, the Company closed its acquisition of all the issued and outstanding common shares of Xcite Interactive Inc. (Xcite) in exchange for common shares of the Company. Pursuant to the terms of the acquisition, the Company acquired all the issued and outstanding Xcite common shares in consideration for the issuance of 0.0234 of a common shares of the Company for each Xcite common share. The Company issued a total of 100,461 common shares with a fair value of $10.7 million, based on the June 3, 2021 closing share price of $101.40. The Company issued an additional 2,917 shares on July 26, 2021, related to the Payment Protection Program (PPP) loan escrow account that was included in the Xcite debt at the time of the acquisition. In addition, $109,360 of cash was awarded to non-accredited investors of Xcite on June 3, 2021, and additional $2,865 on July 26, 2021.

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

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

9.	ACQUISITION OF XCITE INTERACTIVE, INC. (continued)

C) Impairment of Goodwill and Intangible Assets

The Company conducts an annual impairment analysis in accordance with IAS 36 Impairment of Assets. A number of factors influenced the performance of Xcite Interactive in 2022 and beyond, including reduced revenue projections, the time and cost involved in creating custom games, the departure of key Xcite employees, and the competitive landscape of the fan engagement industry. As a result, the Company engaged a third-party to conduct an impairment analysis as of December 31, 2022.

The analysis determined that the recoverable amount was $4,425,000 resulting in an impairment of $8,254,000. The goodwill balance of $6,580,660 was written down to $0. The additional impairment of $1,673,340 was attributed on a pro-rata basis to the intangible assets related the Xcite acquisition. These assets include customer relationships, tradename, and developed technology.

D) Revenue and Profit Contribution

The acquired business contributed revenues of $988,436 for the year ended December 31, 2022.

10.	INTANGIBLE ASSETS

Intangible assets are comprised of a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players. The Company continues to develop new apps, therefore additional costs were capitalized during the year ended December 31, 2022.

	Software	Customer Relationships	Tradename	Developed Technology	Total
Cost
At December 31, 2020	9,914,104	-	-	-	9,914,104
Foreign currency adjustment	(47,444)				(47,444)
Additions	2,352,248	4,840,000	750,000	1,550,000	9,492,248
At December 31, 2021	12,218,908	4,840,000	750,000	1,550,000	19,358,908
Additions	2,496,621	-	-	-	2,496,621
Impairments	-	(1,194,377)	(235,555)	(243,407)	(1,673,340)
At December 31, 2022	14,748,072	3,645,623	514,445	1,306,593	20,214,732
Accumulated amortization
At December 31, 2020	8,176,688	-	-	-	8,176,688
Amortization	1,304,991	403,333	-	301,389	2,009,713
At December 31, 2021	9,481,679	403,333	-	301,389	10,186,401
Amortization	1,729,326	691,430	-	516,667	2,937,423
At December 31, 2022	11,334,223	1,037,144	-	775,000	13,156,368
Carrying amounts
At December 31, 2020	2,256,903	-	-	-	1,737,416
At December 31, 2021	2,636,555	4,494,286	750,000	1,291,667	9,172,507
At December 31, 2022	3,403,849	2,608,479	514,445	531,593	7,058,366

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities are comprised of the following:

	December 31, 2022	December 31, 2021
	($)	($)
Accounts payable (Note 12)	138,276	386,030
Due to related parties (Note 12 and Note 14)	304,623	302,883
Accrued liabilities (Note 12)	79,113	143,486
	522,012	832,399

12.	NOTES PAYABLE – RELATED PARTY

During the year ended December 31, 2022, the Company repaid $64,550 of principal. As at December 31, 2022, the Company had recorded $23,456 in accrued interest which was included in accounts payable and accrued liabilities.

During the year ended December 31, 2021, the Company exchanged 14,357 shares of common stock in exchange for a principal reduction of debt in the amount of $1,483,738 and $131,320 of accrued interest. The Company recorded a loss on the conversion of $116,152. In addition, the Company repaid $462,228 of principal. As at December 31, 2021, the Company had recorded $38,301 in accrued interest which was included in accounts payable and accrued liabilities.

During the year ended December 31, 2022, the Company recorded finance expense of $60,770 (December 31, 2021 - $225,196), related to bringing the notes to their present value.

Amount
($)
Balance at December 31, 2020	4,528,549
Proceeds	-
Repayments	(2,058,720)
Contribution benefit	-
Finance expense	225,196
Foreign exchange adjustment	91,158
Balance, December 31, 2021	2,786,183
Foreign currency adjustment	(177,690)
Repayments	(64,550)
Finance expense	60,770
Balance, December 31, 2022	2,604,713
Current	2,604,713
Non-current	0

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

13.	SHARE CAPITAL AND RESERVES

a)	Authorized share capital

We are authorized to issue an unlimited number of Class A Shares. The Class A Shares do not have any special rights or restrictions attached. As of December 31, 2022, there were 338 Class A Shares issued and outstanding.

b)	Issued share capital

During the year ended December 31, 2022, the Company:

i)	Issued 291,667 units at a price of $24.00 per unit per unit for total proceeds of $7,000,000. Each unit consisted of one common share and one warrant, to purchase one common share at $28.80 per share until February 28, 2027. In connection with the offering, the Company incurred $900,720 in issuance costs as part of the transaction.

ii)	Issued 11,441 shares, which were converted from Versus Holdco shares.

iii)	Issued 39,375 shares at a price of $22.20 per unit for total proceeds of $874,125 as a result of the underwriter exercising the overallotment.

iv)	Issued 4,196 shares related to the Xcite acquisition and the vesting of key employee shares.

v)	Issued 276,334 units at a price of $7.80 per unit for total proceeds of $2,155,195. The offering consisted of 140,000 common shares and 136,334 pre-funded warrants. In connection with the offering, the Company incurred $313,482 in issuance costs as part of the transaction.

vi)	Issued 412,293 shares at $2.72 per share in a private placement offering for total proceeds of $1,119,373.

vii)	Issued 2,100,000 units at a price of $1.00 per unit for total proceeds of $2,099,866. The offering consisted of 300,000 common shares and 1,800,000 pre-funded warrants. In connection with the offering, the Company incurred $522,460 in issuance costs as part of the transaction.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

Escrow

At December 31, 2022, 21 common shares (December 31, 2021 – 21) of the Company are held in escrow due to misplaced share certificates originally issued to three individual shareholders.

During the year ended December 31, 2021, the Company:

i)	Issued 100,461 units at a price of $101.40 per unit in connection with the acquisition of Xcite.

ii)	Issued 98,134 units at a price of $112.50 per unit per unit for total proceeds of $11,040,000. Each unit consisted of one common share, one Unit A warrant and one Unit B warrant. Unit A warrants allow the purchaser to purchase one common share at $112.50 per share until January 20, 2026. Unit B warrants allow the purchaser to purchase one common share at $112.50 per share until January 20, 2026. In connection with the offering, the Company incurred $1,524,439 in issuance costs as part of the transaction.

iii)	Issued 103,559 common shares pursuant to exercise of 95,689 warrants and 7,870 stock options for total proceeds of $6,735,254.

iv)	Issued 14,357 units consisting of one share of common share and one Unit A warrant and one Unit B warrant in exchange for the forgiveness of $1,615,058 of debt and accrued interest.

v)	Issued 1,954 shares of the Company’s common stock with a value of $206,614 to a third party in exchange for services (included in professional fees).

vi)	Issued 2,916 shares related to the PPP loan escrow account that was included in the Xcite debt at the time of the acquisition.

During the year ended December 31, 2020, the Company:

i)	Issued 10,000 units at a price of $45.30 per unit for total proceeds of $453,000. Each unit consisted of one common share and a one half share purchase warrant for each share purchased. Each whole warrant entitles the holder to purchase one additional common share at a price of $70.65 until February 17, 2021.

ii)	Issued 11,502 units at a price of $44.25 per unit for total proceeds of $508,969. Each unit consisted of one common share and one share purchase warrant for each share purchased.

iii)	Issued 41,667 units at a price of $45.75 per unit for total proceeds of $1,906,250. Each unit consisted of one common share and a one half share purchase warrant for each share purchased.

iv)	Entered into a Mutual Investment Agreement with Animoca Brands Inc. (Animoca) in which the Company issued 12,103 shares of the Company’s common stock with a value of $502,414 in exchange for 4,327,421 shares of Animoca common stock. On the same date, the Company issued an additional 5,939 shares of the Company’s common stock with a value of $251,169 to Animoca in exchange for services (included in professional fees). The Company subsequently sold all of its shares of Anomica and recognized a loss of $378,718.

v)	Issued 70,660 common shares pursuant to exercise of 70,410 warrants and 250 stock options for total proceeds of $3,552,473.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

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

A continuity schedule of outstanding stock options is as follows:

	Number Outstanding	Weighted Average Exercise Price
		($)
Balance – December 31, 2020	90,255	55.50
Granted	64,015	73.05
Exercised	(7,869)	49.80
Forfeited	(16,950)	50.85
Balance –December 31, 2021	129,451	63.60
Granted	104,520	6.19
Exercised	-	-
Forfeited	(6,183)	92.81
Balance – December 31, 2022	227,788	37.13

During the year ended December 31, 2022, 104,520 stock options were granted by the Company. During the year ended December 31, 2022, the Company recorded share-based compensation of $1,567,583 (December 31, 2021 - $2,145,928) relating to options vested during the period.

During the year ended December 31, 2021, 64,015 stock options were granted by the Company. During the year ended December 31, 2021, the Company recorded share-based compensation of $2,145,928 relating to options vested during the period.

During the year ended December 31, 2020, 31,339 stock options were granted by the Company. During the year ended December 31, 2020, the Company recorded share-based compensation of $1,049,135 relating to options vested during the year.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

The Company used the following assumptions in calculating the fair value of stock options for the period ended:

	December 31, 2022	December 31, 2021
Risk-free interest rate	2.14% – 4.03%	0.04% - 0.47%
Expected life of options	5.0 years	5.0 years
Expected dividend yield	Nil	Nil
Volatility	96.90% – 112.40%	102% - 128%

At December 31, 2022, the Company had incentive stock options outstanding as follows:

Expiry Date	Options Outstanding	Exercise Price	Weighted Average Remaining Life
		($)	(years)
June 6, 2023	937	85.50	0.93
September 4, 2023	855	44.55	1.18
April 2, 2024	7,129	37.80	1.76
June 27, 2024	417	38.40	1.99
September 27, 2024	20,005	67.95	2.24
October 22, 2024	834	60.45	2.31
July 24, 2025	16,139	44.70	3.07
July 31, 2025	11,080	44.70	3.07
August 10, 2025	833	44.70	3.11
November 19, 2025	1,024	68.85	2.39
June 1, 2026	3,788	105.60	3.97
June 29, 2026	21,967	84.75	3.97
August 19, 2026	38,260	63.00	3.20
March 18, 2027	1,500	19.80	4.00
May 10, 2027	800	11.85	4.00
August 17, 2027	99,980	6.00	4.80
September 20, 2027	2,240	3.45	4.80
	227,788	37.13	3.82

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

d)	Share purchase warrants

A continuity schedule of outstanding share purchase warrants is as follows:

	Number Outstanding	Weighted Average Exercise Price
		($)
Balance – December 31, 2020	179,508	54.15
Exercised	(72,581)	63.15
Expired	(32,830)	63.15
Issued	224,979	112.50
Balance – December 31, 2021	299,077	102.45
Exercised	-	-
Expired	(186,586)	96.30
Issued	5,166,044	3.42
Balance – December 31, 2022(1)	5,278,535	5.74

(1)	Unit A warrant balance is 1,687,341 as of December 31, 2022; however, table above reflects 15:1 post-consolidated common shares to be issued and exercise price upon the exercise of the warrants.

During the year ended December 31, 2022, the Company:

i)	Completed a public offering on February 28, 2022, and issued 291,669 units at a price of $24.00 per unit per unit for total proceeds of $7,000,000. Each unit consisted of one common share and one warrant, to purchase one common share at $28.80 per share until February 28, 2027.

ii)	Issued 39,375 units on March 24, 2022, at a price of $22.20 per unit for total proceeds of $874,125 because the underwriter exercised its overallotment option. Each unit consisted of one common share and one warrant, to purchase one common share at $28.80 per share until February 28, 2027.

iii)	Issued 414,500 warrants on July 18, 2022, to purchase common shares, each exercisable for one common share at an exercise price of $7.80 per share in an offer to an investor.

iv)	Completed a public offering on December 9, 2022 and issued 2,100,000 units for total proceeds of $2,099,866. Each unit consists of (1) either (a) one common share or (b) one pre-funded warrant to purchase one common share and (2) two warrants to purchase one common share each, at a public offering price of $1.00 per unit. The unit will have an exercise price of $1.10 per share, are exercisable immediately upon issuance, and will expire five years following the date of issuance. An additional 220,500 warrants were provided to placement agents with an exercise price of $1.25 per share.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

During the year ended December 31, 2021, the Company:

i)	On January 21, 2021, Company completed a public offering and issued 98,134 units at a price of $112.50 per unit for total proceeds of $11,040,000. Each unit consisted of one common share, one Unit A warrant and one Unit B warrant, each to purchase one common share for a total of 196,267 warrants issued at $112.50 per share until January 21, 2023.

ii)	On January 21, 2021, the Company entered into a debt exchange agreement and exchanged 14,357 shares of common stock for the reduction of $1,615,058 of debt and accrued interest. As part of the agreement the Company also issued 14,357 Unit A warrants and 14,357 Unit B warrants issued at $112.50 per share until January 21, 2023.

During the year ended December 31, 2020, the Company:

i)	On February 17, 2020, the Company completed a unit private placement which included 10,000 share purchase warrants exercisable at $72.45 per share for a period of two years. The share purchase warrants were determined to have a fair value of $Nil using the residual value method.

ii)	On July 17, 2020, the Company completed a unit private placement which included 11,502 share purchase warrants exercisable at $70.65 per share for a period of two years. The share purchase warrants were determined to have a fair value of $41,155 using the residual value method.

iii)	On November 17, 2020, the Company completed a unit private placement which included 41,667 share purchase warrants exercisable at $73.35 per share for a period of two years.

The Company used the following assumptions in calculating the fair value of the warrants for the period ended:

	December 31, 2022	December 31, 2021
Risk-free interest rate	3.99% - 4.22%	0.25%
Expected life of warrants	3.06 – 5.05 years	0.7 - 1.76 years
Expected dividend yield	Nil	Nil
Volatility	119% – 124.9%	75%
Weighted average fair value per warrant	$0.26	$3.38

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

13.	SHARE CAPITAL AND RESERVES (continued)

At December 31, 2022, the Company had share purchase warrants outstanding as follows:

Expiry Date	Warrants Outstanding	Exercise Price	Weighted Average Remaining Life
		($)	(years)
January 20, 2026(1)	112,491	112.50	3.06
February 28, 2027	331,044	28.80	4.16
December 6, 2027	220,500	1.25	4.93
December 9, 2027	4,200,000	1.10	4.94
January 18, 2028	414,500	7.80	5.05
	5,278,535	5.74	4.45

(1)	Unit A warrant balance is 1,687,341 as of December 31, 2022; however, table above reflects 15:1 post-consolidated common shares to be issued and exercise price upon the exercise of the warrants.

14.	RELATED PARTY TRANSACTIONS

The following summarizes the Company’s related party transactions, not disclosed elsewhere in these consolidated financial statements, during the twelve months ended December 31, 2022 and 2021. Key management personnel includes the Chief Executive Officer (CEO), Chief Financial Officer (CFO) and certain directors and officers and companies controlled or significantly influenced by them.

Key Management Personnel	2022	2021
	($)	($)
Short-term employee benefits paid or accrued to the CEO of the Company, including share-based compensation vested for incentive stock options and performance warrants.	350,657	335,430
Short-term employee benefits paid or accrued to the CFO of the Company, including share-based compensation vested for incentive stock options and performance warrants.	363,291	447,710
Short-term employee benefits paid or accrued to a member of the advisory board of the Company, including share-based compensation vested for incentive stock options and performance warrants.	215,038	215,706
Short-term employee benefits paid or accrued to the Chief Technology Officer of the Company, including share-based compensation vested for incentive stock options and performance warrants.	306,441	289,290
Short-term employee benefits paid or accrued to a Director of the Company, including share-based compensation vested for incentive stock options and performance warrants.	293,585	-
Short-term employee benefits paid or accrued to the Chief People Officer of the Company, including share-based compensation vested for incentive stock options and performance warrants.	205,681	-
Short-term employee benefits paid or accrued to other directors and officers of the Company, including share-based compensation vested for incentive stock options and performance warrants.	426,153	666,586
Total	2,160,846	1,954,722

Other Related Party Payments

Office sharing and occupancy costs of $64,741 (December 31, 2021 - $67,012) were paid or accrued to a corporation that shares management in common with the Company.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

14.	RELATED PARTY TRANSACTIONS (continued)

Amounts Outstanding

a)	At December 31, 2022, a total of $304,623 (December 31, 2021 - $302,883) was included in accounts payable and accrued liabilities owing to officers, directors, or companies controlled by them. These amounts are unsecured and non-interest bearing (Note 11).

b)	At December 31, 2022, a total of $2,604,713 (December 31, 2021 - $2,786,183) of notes are payable to a director of the Company (Note 12).

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its payment obligations. The Company has no material counterparties to its financial instruments with the exception of the financial institutions which hold its cash. The Company manages its credit risk by ensuring that its cash is placed with a major financial institution with strong investment grade ratings by a primary ratings agency. The Company’s receivables consist of goods and services due from customers and tax due from the Canadian government.

Financial instrument risk exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Liquidity risk

The Company’s cash is invested in business accounts which are available on demand. The Company has raised additional capital during the year ended December 31, 2022.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Interest rate risk

The Company’s bank account earns interest income at variable rates and the notes payable bear interest at the prime lending rate. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. A 1% change in interest rates would have no significant impact on profit or loss for the year period ended December 31, 2022.

Foreign exchange risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate because of changes in foreign exchange rates. The Company operates in Canada and the United States.

The Company was exposed to the following foreign currency risk as at December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021
	($)	($)
Cash	245,858	162,135
Accounts payable and accrued liabilities	(93,630)	(142,726)
	152,228	19,409

As at December 31, 2022, with other variables unchanged, , a +/- 10% change in the United States dollar to Canadian dollar exchange rate would impact the Company’s net loss by $15,200 (December 31, 2021 - $1,900).

16.	Management of Capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company. Capital consists of items within equity (deficit). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company is not subject to any externally imposed capital requirements.

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

There have been no changes to the Company’s approach to capital management during the year ended December 31, 2022.

17.	GEOGRAPHICAL SEGMENTED INFORMATION

The Company is engaged in three business activities, the live events business, which includes partnering with multiple professional sports franchises to drive in-stadium audience engagement; a software licensing business creating a recurring revenue stream; and a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players.

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

17.	GEOGRAPHICAL SEGMENTED INFORMATION (continued)

Details of identifiable assets by geographic segments are as follows:

	Restricted deposits	Deposits	Goodwill	Property and equipment	Intangible assets

December 31, 2022
Canada	$8,489	$-	$-	$-	$-
USA	-	100,000	-	172,841	7,058,366

	$8,489	$100,000	-	$172,841	$7,058,366

December 31, 2021
Canada	$9,068	$-	$-	$-	$-
USA	-	100,000	6,580,660	326,945	9,172,507

	$9,068	$100,000	6,580,660	$326,945	$9,172,507

18.	SUPPLEMENTAL CASH FLOW INFORMATION

	December 31, 2022	December 31, 2021	December 31, 2020
	($)	($)	($)
Non-cash investing and financing activities:
Contribution benefit on low interest rate notes	-	-	170,329
Shares issued to acquire Holdco shares	11,441	-	-
Shares issued in connection with Xcite acquisition	4,196	-	-
Common shares issued to settle debt	-	107,671	-
Deferred financing costs included in accrued expenses	-	$174,813	$398,276
Fair value common shares issued in acquisition	-	$13,184,384	-

19.	LEASE OBLIGATIONS AND COMMITMENTS

Lease Liabilities

$
Lease liabilities recognized as of January 1, 2021	641,251
Lease payments made	(251,383)
Interest expense on lease liabilities	39,836
Foreign exchange adjustment	(61,820)
Lease liabilities recognized as of January 1, 2022	367,884
Lease payments made	(260,184)
Interest expense on lease liabilities	20,860
128,560
Less: current portion	(128,560)
At December 31, 2022 – non-current portion	0

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

19.	LEASE OBLIGATIONS AND COMMITMENTS (continued)

On August 1, 2015, the Company entered into a cost sharing arrangement agreement for the provision of office space and various administrative services. In May of 2018, the Company extended the cost sharing arrangement to July of 2022 at a monthly fee of CAD $7,000 plus GST per month.

On September 6, 2017, the Company entered into a rental agreement for office space in Los Angeles, California. Under the terms of the agreement the Company will pay $17,324 per month commencing on October 1, 2017 until June 30, 2023.

Year	Amount
($)
2023	131,576

20.	INCOME TAXES

a)	Provision for Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2022	2021	2020
	($)	($)	($)
Loss for the year	(21,762,333)	(17,847,892)	(6,911,040)

Expected income tax (recovery)	(5,876,000)	(4,819,000)	(1,866,000)
Change in statutory, foreign tax, foreign exchange rates and other	(12,000)	294,000	275,000
Permanent differences	1,875,000	1,107,000	403,000
Share issue costs	370,000	432,000	-
Adjustment to prior years provision versus statutory tax returns	-	-	(35,000)
Change in unrecognized deductible temporary differences	3,643,000	2,986,000	1,223,000
Income tax expense	-	-	-

b)	Deferred Income Taxes

The significant components of the Company’s deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2022	2021	2020
	($)	($)	($)
Non-capital losses carry-forward	14,519,000	11,751,000	7,841,000
Exploration and evaluation assets	1,470,000	1,470,000	1,470,000
Share issuance costs	789,000	735,000	109,000
Debt with accretion	-	(70,000)	(70,000)
Intangible assets	622,000	179,000	1,336,000
Other deferreds	12,000	37,000	-
Allowable capital losses	3,558,000	3,801,000	3,592,000
Property and equipment	76,000	35,000	64,000
	21,046,000	17,938,000	14,342,000
Unrecognized deferred tax assets	(21,046,000)	(17,938,000)	(14,342,000)

VERSUS SYSTEMS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Expressed in United States dollars)

20.	INCOME TAXES (continued)

b)	Deferred Income Taxes

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

Temporary Differences	2022	Expiry Date Range	2021	Expiry Date Range
	($)		($)
Non-capital losses available for future periods - US	41,188,000	2036 to indefinite	29,390,000	2036 to indefinite
Non-capital losses available for future periods - Canada	21,739,000	2026 to 2042	20,664,000	2026 to 2041
Allowable capital losses	13,178,000	No expiry date	14,077,000	No expiry date
Property and equipment	270,000	No expiry date	128,000	No expiry date
Intangible assets	2,962,000	No expiry date	853,000	No expiry date
Exploration and evaluation assets	5,446,000	No expiry date	5,446,000	No expiry date
Share issuance costs	2,922,000	No expiry date	2,724,000	No expiry date

Tax attributes are subject to review, and potential adjustment, by tax authorities.

21.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events after the balance sheet date of December 31, 2022 through March 29, 2023, the date the consolidated financial statements were issued. Based upon its evaluation, management has determined that no subsequent events have occurred that would require recognition in the accompanying consolidated financial statements or disclosure in the notes thereto, except as follows:

1.	Subsequent to December 31, 2022, existing holders of the Company’s warrants exercised a combined 4,042,000 warrants at a price of $1.10 per warrant, resulting in $4,446,200 gross cash proceeds for the Company.

2.	On February 6, 2023, the Company issued 2,500,000 shares at a price of $0.90 per share in a registered direct offering. The gross proceeds to the Company from this offering are approximately $2,250,000, before deducting the placement agent’s fees and other offering expenses payable by the Company.

3.	Subsequent to December 31, 2022, the Company paid CAD$50,000 in notes payable to director Brian Tingle in full satisfaction of a note maturing in January 2023.